FedFirst
Financial
Corporation

Notice of 2009 Annual Meeting

Proxy Statement and
2008 Annual Report
on Form 10-K

FEDFIRST FINANCIAL CORPORATION

Dear Fellow Stockholder:

Our practice of referencing **"believe and succeed,"** a quote from Dr. Norman Vincent Peale and the cornerstone of our management philosophy at FedFirst Financial Corporation, will continue this year. Despite unprecedented challenges in the financial services industry and the general economy in 2008, First Federal Savings Bank continued its progress toward achieving profitable, reliable and sustainable core earnings. Coupled with outstanding performance from our insurance subsidiary, Exchange Underwriters, Inc., FedFirst Financial Corporation had, in many respects, a watershed year.

The business plan that we developed and began implementing in late 2005 has continued to produce results over the past three years. Our management team and Board of Directors continue to believe in our strategic direction and are encouraged with the progress that our companies have been making. The fact that First Federal Savings Bank's core business turned profitable in 2008 is proof positive that we are **succeeding**.

Continuing Progress in our Core Business

The core business of First Federal Savings Bank – gathering deposits and making loans - grew significantly in 2008.

- Total **deposits** were up $17.2 million or 11.1% to $172.8 million.
- Net **loans** increased by $42.2 million or 22.5% to $230.2 million.
- Net interest income grew $1.8 million or 28.0% to $8.3 million.
- Delinquency levels of 0.27% of total loans continued to be strong.

Exchange Underwriters, Inc. continued to grow, despite experiencing a soft insurance market in 2008, and contributed $300,000 of net income to the Company. Clearly, progress is being made as a result of the execution of our plan, the development and maturity of our sales professionals at both First Federal Savings Bank and Exchange Underwriters, Inc., and the improved management of our assets and liabilities. Unfortunately, the consistent progress of our growth in our core business throughout the year was mitigated by the need to take an impairment loss (other-than-temporary-impairment – "OTTI" charge) on our securities portfolio in the fourth quarter.

OTTI Charge

Our Company has invested in and is subject to credit risk related to private label mortgage-backed securities that are directly supported by underlying mortgage loans. At year end we determined that 11 of our 17 private label investment securities had OTTI. Of these securities, 9 were significantly downgraded by the rating agencies in December with all but one downgraded to below investment grade status. In addition to the decrease in fair market value ("FMV"), the underlying assets reflected further deterioration with respect to delinquencies, foreclosures and payment speed which indicated a potential loss of principle based on cash flow analyses. As a result, we took a $4.8 million before tax charge for OTTI. This charge is based on the FMV of these securities. While our quarterly and year-to-date results were extremely disappointing, the OTTI charge, though appropriate, was clearly driven by ongoing challenges in the financial markets and economy in general. The good news is, however, that despite this significant write-down, our capital at First Federal Savings Bank remains at a "well-capitalized" level.

Confidence in a Challenging Future

As we face an uncertain future in 2009 and beyond, our management team and Board are confident that the momentum we have gained in the transformation of FedFirst Financial Corporation into a competitive and profitable financial services provider will continue. We have demonstrated to each of our constituents, including our own officers and employees, that we can successfully compete in a challenging marketplace.

Our plan for 2009, as it was in 2008, is to continue to build upon what we have achieved over the past three years - to drive profitable core banking business and expand our insurance franchise. We closed a deal in early March 2009 to purchase a small independent insurance agency that will expand and complement our existing insurance business through Exchange Underwriters, Inc. This purchase is expected to be accretive in 2009. In addition, while our sales culture has improved, we have been engaged in actively assisting our front line employees in improving customer service skills and sales techniques.

In closing, we are saddened to report that Jack M. McGinley, a member of our Board of Directors since 1998, passed away on December 21, 2008. Jack was a friend and valuable member of our Board. Our deepest respect and sympathy go out to his family and friends.

We at FedFirst Financial Corporation and First Federal Savings Bank thank you for your investment and support over the past several years. We look forward to seeing many of you at our next Annual Meeting of the Stockholders scheduled for May 21, 2009.

With appreciation for your trust and confidence,

John G. Robinson
President and Chief Executive Officer

Patrick G. O'Brien
Executive Vice President and
Chief Operating Officer

FEDFIRST FINANCIAL CORPORATION

Donner at Sixth Street
Monessen, Pennsylvania 15062
(724) 684-6800

NOTICE OF 2009 ANNUAL MEETING OF STOCKHOLDERS

TIME AND DATE	10:00 a.m. on Thursday, May 21, 2009
PLACE	Anthony M. Lombardi Education Conference Center, Monongahela Valley Hospital, 1163 Country Club Road, Monongahela, Pennsylvania
ITEMS OF BUSINESS	(1) The election of one director of the Company for a term of three years; (2) The ratification of the appointment of Beard Miller Company LLP as independent registered public accountants for the Company for the fiscal year ending December 31, 2009; and (3) Such other matters as may properly come before the annual meeting or any postponements or adjournments of the annual meeting. The Board of Directors is not aware of any other business to come before the annual meeting.
RECORD DATE	In order to vote, you must have been a stockholder at the close of business on March 24, 2009.
PROXY VOTING	It is important that your shares be represented and voted at the meeting. You can vote your shares by completing and returning the proxy card or voting instruction card sent to you. Voting instructions are printed on your proxy card. You can revoke a proxy at any time prior to its exercise at the meeting by following the instructions in the proxy statement.

Patrick G. O'Brien
Corporate Secretary

April 8, 2009

NOTE: Whether or not you plan to attend the annual meeting, please vote by marking, signing, dating and promptly returning the enclosed proxy card in the enclosed envelope.

FEDFIRST FINANCIAL CORPORATION

PROXY STATEMENT

GENERAL INFORMATION

We are providing this proxy statement to you in connection with the solicitation of proxies by the Board of Directors of FedFirst Financial Corporation to be used at the 2009 annual meeting of stockholders and for any adjournment or postponement of the meeting. In this proxy statement, we may also refer to FedFirst Financial Corporation as "FedFirst Financial," the "Company," "we," "our" or "us."

FedFirst Financial is the holding company for First Federal Savings Bank. In this proxy statement, we may also refer to First Federal Savings Bank as "First Federal" or the "Bank."

We are holding the annual meeting at the Anthony M. Lombardi Education Conference Center, Monongahela Valley Hospital, 1163 Country Club Road, Monongahela, Pennsylvania, on May 21, 2009 at 10:00 a.m., local time.

We intend to mail this proxy statement and the enclosed proxy card to stockholders of record beginning on or about April 8, 2009.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE STOCKHOLDER MEETING TO BE HELD ON MAY 21, 2009.

The Proxy Statement and Annual Report to Stockholders are available electronically at www.cfpproxy.com/5812.

INFORMATION ABOUT VOTING

Who Can Vote at the Meeting

You are entitled to vote the shares of FedFirst Financial common stock that you owned as of the close of business on March 24, 2009. As of the close of business on March 24, 2009, a total of 6,336,775 shares of FedFirst Financial common stock were outstanding, including 3,636,875 shares of common stock held by FedFirst Financial Mutual Holding Company. Each share of common stock has one vote.

The Company's Charter provides that, until April 6, 2010, record holders of the Company's common stock, other than FedFirst Financial Mutual Holding Company, who beneficially own, either directly or indirectly, in excess of 10% of the Company's outstanding shares are not entitled to any vote in respect of the shares held in excess of the 10% limit.

Ownership of Shares; Attending the Meeting

You may own shares of FedFirst Financial in one of the following ways:

- Directly in your name as the stockholder of record;
- Indirectly through a broker, bank or other holder of record in "street name"; or
- Indirectly in the First Federal Savings Bank Retirement Plan 401(k) Plan, the First Federal Savings Bank Employee Stock Ownership Plan, or the trust that holds restricted stock awards issued to directors and employees under our 2006 Equity Incentive Plan.

If your shares are registered directly in your name, you are the holder of record of these shares and we are sending these proxy materials directly to you. As the holder of record, you have the right to give your proxy directly to us or to vote in person at the meeting.

If you hold your shares in street name, your broker, bank or other holder of record is sending these proxy materials to you. As the beneficial owner, you have the right to direct your broker, bank or other holder of record how to vote by filling out a voting instruction form that accompanies your proxy materials. Your broker, bank or other holder of record may allow you to provide voting instructions by telephone or by the Internet. Please see the instruction form provided by your broker, bank or other holder of record that accompanies this proxy statement. If you hold your shares in street name, you will need proof of ownership to be admitted to the meeting. A recent brokerage statement or letter from a bank or broker are examples of proof of ownership. If you want to vote your shares of FedFirst Financial common stock held in street name in person at the meeting, you must obtain a written proxy in your name from the broker, bank or other nominee who is the record holder of your shares.

Quorum and Vote Required

Quorum. We will have a quorum and will be able to conduct the business of the annual meeting if the holders of a majority of the outstanding shares of common stock entitled to vote are present at the meeting, either in person or by proxy.

Votes Required for Proposals. At this year's annual meeting, stockholders will elect one director to serve a term of three years. In voting on the election of directors, you may vote in favor of the nominee or withhold your vote. There is no cumulative voting for the election of directors. Directors must be elected by a plurality of the votes cast at the annual meeting. This means that the nominees receiving the greatest number of votes will be elected.

In voting on the ratification of the appointment of Beard Miller Company LLP as the Company's independent registered public accounting firm, you may vote in favor of the proposal, vote against the proposal or abstain from voting. To ratify the selection of Beard Miller Company LLP as our independent registered public accounting firm for 2009, the affirmative vote of a majority of the votes cast at the annual meeting is required.

Routine and Non-Routine Proposals. The rules of the New York Stock Exchange determine whether proposals presented at stockholder meetings are routine or non-routine. If a proposal is routine, a broker or other entity holding shares for an owner in street name may vote for the proposal without receiving voting instructions from the owner. If a proposal is non-routine, the broker or other entity may vote on the proposal only if the owner has provided voting instructions. A broker non-vote occurs when a broker or other entity is unable to vote on a particular proposal and voting instructions have not been received from the beneficial owner.

How We Count Votes. If you return valid proxy instructions or attend the meeting in person, we will count your shares for purposes of determining whether there is a quorum, even if you abstain from voting. Broker non-votes also will be counted for purposes of determining the existence of a quorum.

In the election of directors, votes that are withheld and broker non-votes will have no effect on the outcome of the election.

In counting votes on the proposal to ratify the selection of the independent registered public accountants, we will not count abstentions and broker non-votes as votes cast on the proposal. Therefore, abstentions and broker non-votes will have no impact on the outcome of the proposal.

Voting by Proxy

The Board of Directors of FedFirst Financial is sending you this proxy statement for the purpose of requesting that you allow your shares of FedFirst Financial common stock to be represented at the annual meeting by the persons named in the enclosed proxy card. All shares of FedFirst Financial common stock represented at the annual meeting by properly executed and dated proxy cards will be voted according to the instructions indicated on the proxy card. If you sign, date and return a proxy card without giving voting instructions, your shares will be voted as recommended by the Company's Board of Directors. **The Board of Directors recommends a vote "FOR" the nominee for director and "FOR" ratification of Beard Miller Company LLP as the independent registered public accounting firm.**

If any matters not described in this proxy statement are properly presented at the annual meeting, the persons named in the proxy card will use their own best judgment to determine how to vote your shares. This includes a motion to adjourn or postpone the annual meeting in order to solicit additional proxies. If the annual meeting is postponed or adjourned, your FedFirst Financial common stock may be voted by the persons named in the proxy card on the new annual meeting date as well, unless you have revoked your proxy. We do not know of any other matters to be presented at the annual meeting.

You may revoke your proxy at any time before the vote is taken at the meeting. To revoke your proxy, you must either advise the Corporate Secretary of the Company in writing before your common stock has been voted at the annual meeting, deliver a later dated proxy or attend the meeting and vote your shares in person. Attendance at the annual meeting will not in itself constitute revocation of your proxy.

Participants in the Bank's ESOP or 401(k) Plan

If you participate in the First Federal Savings Bank Employee Stock Ownership Plan (the "ESOP") or if you hold shares through the First Federal Savings Bank Retirement Plan ("401(k) Plan"), you will receive a voting instruction form for each plan that reflects all shares you may direct the trustees to vote on your behalf under the plans. Under the terms of the ESOP, the ESOP trustee votes all shares held by the ESOP, but each ESOP participant may direct the trustee how to vote the shares of common stock allocated to his or her account. The ESOP trustee, subject to the exercise of its fiduciary duties, will vote all unallocated shares of Company common stock held by the ESOP and allocated shares for which no voting instructions are received in the same proportion as shares for which it has received timely voting instructions. Under the terms of the 401(k) Plan, a participant is entitled to direct the trustee as to the shares in the FedFirst Financial Corporation Stock Fund credited to his or her account. The trustee will vote all shares for which no directions are given or for which instructions were not timely received in the same proportion as shares for which the trustee received voting instructions. The deadline for returning your voting instructions to each plan's trustee is May 14, 2009.

CORPORATE GOVERNANCE AND BOARD MATTERS

Director Independence

The Company's Board of Directors consists of six members, all of whom are independent under the listing requirements of the NASDAQ Stock Market, except for Mr. Robinson, who is President and Chief Executive Officer of FedFirst Financial and First Federal, and Mr. Boyer, who is President of Exchange Underwriters, Inc., a subsidiary of First Federal. In determining the independence of its directors, the Board considered transactions, relationships and arrangements between the Company and its directors that are not required to be disclosed in this proxy statement under the heading *"Transactions with Related Persons,"* including loans or lines of credit that the Bank has directly or indirectly made to Directors John G. Robinson and John J. LaCarte and the commercial services provided to First Federal by the business operated by Mr. LaCarte. The amounts paid by First Federal for such services are not material to either First Federal or the business of Mr. LaCarte.

Corporate Governance Policies

The Board of Directors has adopted a corporate governance policy to govern certain activities, including: the duties and responsibilities of directors; the composition, responsibilities and operation of the Board of Directors; the establishment and operation of board committees; succession planning; convening executive sessions of independent directors; the Board of Directors' interaction with management and third parties; and the evaluation of the performance of the Board of Directors and of the Chief Executive Officer.

Committees of the Board of Directors

The following table identifies our standing committees and their members as of March 31, 2009. All members of each committee are independent in accordance with the listing requirements of the NASDAQ Stock Market. The charters of all three committees are available in the Investor Relations section of the Company's website (www.firstfederal-savings.com).

Director	Audit Committee	Nominating/ Corporate Governance Committee	Compensation Committee
Richard B. Boyer	–	–	–
Joseph U. Frye	X	X	X
John M. Kish	X	X	X*
John J. LaCarte	X	X*	X
John G. Robinson	–	–	–
David L. Wohleber	X*	X	X
Number of Meetings in 2008	5	3	4

**Chairman*

Audit Committee

The Board of Directors has a separately-designated standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934, as amended. The Audit Committee meets periodically with independent auditors and management to review accounting, auditing, internal control structure and financial reporting matters. The Board of Directors has determined that John J. LaCarte and David L. Wohleber are "audit committee financial experts" as such term is defined by the rules and regulations of the Securities and Exchange Commission.

Compensation Committee

The Compensation Committee is responsible for all matters regarding FedFirst Financial's and First Federal's employee compensation and benefit programs. The Compensation Committee reviews all compensation components for the Company's Chief Executive Officer and other highly compensated executive officers' compensation, including base salary, annual incentive compensation, long-term incentives/equity compensation, and benefits and other perquisites. The Compensation Committee also reviews the recommendations of the Chief Executive Officer in determining the compensation of other executive officers. Decisions by the Compensation Committee with respect to the compensation of executive officers are approved by the full Board of Directors.

Nominating/Corporate Governance Committee

The Nominating/Corporate Governance Committee takes a leadership role in shaping governance policies and practices, including recommending to the Board of Directors the corporate governance policies and guidelines applicable to FedFirst Financial and monitoring compliance with these policies and guidelines. In addition, the Nominating/Corporate Governance Committee is responsible for identifying individuals qualified to become Board members and recommending to the Board the director nominees for election at the next annual meeting of stockholders. It recommends director candidates for each committee for appointment by the Board.

Minimum Qualifications. The Nominating/Corporate Governance Committee has adopted a set of criteria that it considers when it selects individuals to be nominated for election to the Board of Directors. First, a candidate must meet the eligibility requirements set forth in the Company's bylaws, which include a requirement that the candidate not have been subject to certain criminal or regulatory actions. A candidate also must meet any qualification requirements set forth in any Board or committee governing documents.

The Nominating/Corporate Governance Committee will consider the following criteria in selecting nominees: financial, regulatory and business experience; familiarity with and participation in the local community; integrity, honesty and reputation; dedication to the Company and its stockholders; independence; and any other factors the Nominating/Corporate Governance Committee deems relevant, including age, diversity, size of the Board of Directors and regulatory disclosure obligations.

In addition, prior to nominating an existing director for re-election to the Board of Directors, the Nominating/Corporate Governance Committee will consider and review an existing director's Board and committee attendance and performance; length of Board service; the experience, skills and contributions that the existing director brings to the Board; and independence.

Director Nomination Process. The process that the Nominating/Corporate Governance Committee follows when it identifies and evaluates individuals to be nominated for election to the Board of Directors is as follows:

For purposes of identifying nominees for the Board of Directors, the Nominating/Corporate Governance Committee relies on personal contacts of the committee members and other members of the Board of Directors, as well as its knowledge of members of First Federal's local communities. The Nominating/Corporate Governance Committee will also consider director candidates recommended by stockholders in accordance with the policy and procedures set forth below. The Nominating/Corporate Governance Committee has not previously used an independent search firm in identifying nominees.

In evaluating potential nominees, the Nominating/Corporate Governance Committee determines whether the candidate is eligible and qualified for service on the Board of Directors by evaluating the candidate under the selection criteria set forth above. In addition, the Nominating/Corporate Governance Committee will conduct a check of the individual's background and interview the candidate.

Consideration of Recommendations by Stockholders. It is the policy of the Nominating/Corporate Governance Committee of the Board of Directors of the Company to consider director candidates recommended by stockholders who appear to be qualified to serve on the Company's Board of Directors. The Nominating/Corporate Governance Committee may choose not to consider an unsolicited recommendation if no vacancy exists on the Board of Directors and the Nominating/Corporate Governance Committee does not perceive a need to increase the size of the Board of Directors. In order to avoid the unnecessary use of the Nominating/Corporate Governance Committee's resources, the Nominating/Corporate Governance Committee will consider only those director candidates recommended in accordance with the procedures set forth below.

Procedures to be Followed by Stockholders. To submit a recommendation of a director candidate to the Nominating/Corporate Governance Committee, a stockholder should submit the following information in writing, addressed to the Chairman of the Nominating/Corporate Governance Committee, care of the Corporate Secretary, at the main office of the Company:

1. The name of the person recommended as a director candidate;
2. All information relating to such person that is required to be disclosed in solicitations of proxies for election of directors pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended;
3. The written consent of the person being recommended as a director candidate to being named in the proxy statement as a nominee and to serving as a director if elected;
4. As to the stockholder making the recommendation, the name and address, as they appear on the Company's books, of such stockholder; provided, however, that if the stockholder is not a registered holder of the Company's common stock, the stockholder should submit his or her name and address along with a current written statement from the record holder of the shares that reflects ownership of the Company's common stock; and
5. A statement disclosing whether such stockholder is acting with or on behalf of any other person and, if applicable, the identity of such person.

In order for a director candidate to be considered for nomination at the Company's annual meeting of stockholders, the recommendation must be received by the Nominating/Corporate Governance Committee at least 120 calendar days prior to the date the Company's proxy statement was released to stockholders in connection with the previous year's annual meeting, advanced by one year.

Directors' Compensation

The following table sets forth the compensation received by non-employee directors for their service on our Board of Directors during 2008.

Name	Fees Earned or Paid in Cash	Stock Awards [1]	Option Awards [2]	Total
Joseph U. Frye	$21,600	$10,110	$ 7,900	$39,610
John M. Kish	21,600	10,110	7,900	39,610
John J. LaCarte	21,600	10,110	7,900	39,610
Jack M. McGinley	21,600	36,227	28,308	86,136
David L. Wohleber	21,600	6,517	5,392	33,509

(1) These amounts represent the compensation expense recognized for financial statement reporting purposes in accordance with Statement of Financial Accounting ("SFAS") 123(R) on outstanding restricted stock awards for each director. For Messrs. Frye, Kish, LaCarte and McGinley the amounts were calculated based upon the Company's stock price of $10.11 on August 8, 2006, the date of grant. For Mr. Wohleber the amounts were calculated based upon the Company's stock price on the date of grant as follows: July 24, 2007; $9.00 and August 8, 2008; $6.70. On August 8, 2008, Mr. Wohleber was granted 2,000 restricted stock awards which vest over five years commencing on August 8, 2009. When shares become vested and are distributed from the trust in which they are held, the recipient will also receive an amount equal to accumulated cash and stock dividends (if any) paid with respect thereto, plus earnings thereon. The aggregate number of unvested shares of restricted stock held in trust for each of Messrs. Frye, Kish, and LaCarte at December 31, 2008 was 3,000 shares. The aggregate number of unvested shares of restricted stock held in trust for Mr. Wohleber at December 31, 2008 was 4,400 shares. All of Mr. McGinley's shares vested upon his death.

(2) These amounts represent the compensation expense recognized for financial statement reporting purposes in accordance with FAS 123(R) for outstanding stock option awards for each of the non-employee directors. For Messrs. Frye, Kish, LaCarte and McGinley the grant date fair value of all options was $3.16. For Mr. Wohleber the grant date fair value of the options granted on July 24, 2007 was $2.80 and the fair value of the options granted on August 8, 2008, which vest over five years was $2.86. The Company uses the Black-Scholes option pricing model to estimate its compensation cost for stock option awards. For information on the assumptions used to compute the fair value, see Note 12 to the Notes to the Financial Statements contained in the Company's Annual Report on Form 10-K for the year ended December 31, 2008. The actual value, if any, realized by a director from any option will depend on the extent to which the market value of the common stock exceeds the exercise price of the option on the date the option is exercised. Accordingly, there is no assurance that the value realized by a director will be at or near the value estimated above. At December 31, 2008, each non-employee director had 5,000 vested stock options and 7,500 unvested stock options, except for Mr. Wohleber, who had 1,500 vested stock options and 11,000 unvested stock options, and Mr. McGinley, who had all his stock options vest upon his death.

Cash Retainer and Meeting Fees for Non-Employee Directors. Each non-employee director of First Federal receives a monthly fee of $1,800. Directors do not receive any additional fees based upon committee membership or attendance at Board meetings. Neither FedFirst Financial nor FedFirst Financial MHC pays any fees to its directors.

Director Fee Continuation Agreement. We entered into individual agreements with Joseph U. Frye, John J. LaCarte, and Jack M. McGinley that provide the directors with a payment upon retirement in exchange for the directors' continued service to First Federal. Each participating director is entitled to a benefit equal to $100 for each full year of service (including any partial year that a director served in the year of retirement) payable to the director, or his beneficiary, in annual installments over a period of ten years. Payments under these agreements commence on the first day of the month following the date the director retires following his 65th birthday and completion of ten full years of service with First Federal. In the event a director dies while serving on the Board of Directors, First Federal will pay an annual benefit equal to $100 for each full year of service from the date of first service to the date of death. The death payment will be made either in a lump sum or in installments at the discretion of First Federal. As a result of his death, Mr. McGinley's beneficiary received a benefit of $1,100. All payments under the agreements are subject to a vesting schedule of 10% for each full year of service with First Federal up to a maximum of 100%. The agreements terminate if a director voluntarily terminates service with First Federal prior to retirement or is terminated by First Federal without cause. The director, as severance, will then receive a sum equal to the accrued balance in his liability reserve account multiplied by his vested percentage. Severance payments under the agreements will be paid in ten annual installments.

Director Split Dollar Arrangements. We entered into split dollar life insurance agreements with Joseph U. Frye, John J. LaCarte and Jack M. McGinley that provide for a cash payment in the event they die while in service with us. Under the terms of the agreements, we are the owners of and pay all the premiums on the life insurance policies under which the individuals are insured. These life insurance policies are single premium policies, the premium for which was paid in full in 1999 when the split dollar arrangements were entered into with the directors. Under the directors' split-dollar arrangements, if a director is in service at the time of his death, his designated beneficiary is entitled to an amount equal to the lesser of $25,000, or the total insurance proceeds less the cash value of the policy. If a director is not in service at the time of his death, his designated beneficiary will receive a prorated benefit based on the director's years of service with First Federal. The remainder of the death benefit under the agreements is owned by First Federal. Following Mr. McGinley's death, his beneficiary received a benefit in the amount of $25,000.

Director Emeritus Program. First Federal maintains a director emeritus program for retired directors. Currently, the only director emeritus is John M. McGinley, our former Chairman. Under the program, a participating director is eligible to receive such compensation and benefits, if any, as determined from time to time by the Board of Directors. A director emeritus shall be eligible to participate in any plan of the Bank, or any affiliate, that grants stock-based benefits to non-employee directors. Additionally, while serving as a director emeritus, any unvested or un-exercisable stock-based awards held by a director emeritus will continue to vest or become exercisable, subject to the terms and conditions of the grant or plan under which the awards were granted.

Board and Committee Meetings

During the year ended December 31, 2008, the Board of Directors of the Company held six meetings and the Board of Directors of the Bank held 13 meetings. No director attended fewer than 75% of the total meetings of the Company's Board of Directors.

Director Attendance at Annual Meeting of Stockholders

The Board of Directors encourages directors to attend the annual meeting of stockholders. All of the directors of the Company attended the 2008 annual meeting of stockholders.

Code of Ethics and Business Conduct

FedFirst Financial has adopted a Code of Ethics and Business Conduct that is designed to ensure that the Company's directors and employees meet the highest standards of ethical conduct. The Code of Ethics and Business Conduct, which applies to all employees and directors, addresses conflicts of interest, the treatment of confidential information, general employee conduct and compliance with applicable laws, rules and regulations. In addition, the Code of Ethics and Business Conduct is designed to deter wrongdoing and promote honest and ethical conduct, the avoidance of conflicts of interest, full and accurate disclosure and compliance with all applicable laws, rules and regulations. A copy of the Code of Ethics and Business Conduct can be found in the Investor Relations section of the Company's website (www.firstfederal-savings.com).

AUDIT RELATED MATTERS

Report of the Audit Committee

The Company's management is responsible for the Company's internal controls and financial reporting process. The independent auditors are responsible for performing an independent audit of the Company's Consolidated Financial Statements and issuing an opinion on the conformity of those financial statements with accounting principles generally accepted in the United States of America ("GAAP"). The Audit Committee oversees the Company's internal controls and financial reporting process on behalf of the Board of Directors.

In this context, the Audit Committee has met and held discussions with management and the independent auditors. Management represented to the Audit Committee that the Company's Consolidated Financial Statements were prepared in accordance with GAAP, and the Audit Committee has reviewed and discussed the consolidated financial statements with management and the independent auditors. The Audit Committee discussed with the independent auditors matters required to be discussed pursuant to U.S. Auditing Standards No. 380 (The Auditor's Communication With Those Charged With Governance), including the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments, and the clarity of the disclosures in the financial statements.

In addition, the Audit Committee has received the written disclosures and the letter from the independent auditors required by applicable requirements of the Public Company Accounting Oversight Board and has discussed with the independent auditors the auditors' independence from the Company and its management. In concluding that the auditors are independent, the Audit Committee considered, among other factors, whether the non-audit services provided by the auditors were compatible with its independence.

The Audit Committee discussed with the Company's independent auditors the overall scope and plans for their audit. The Audit Committee meets with the independent auditors, with and without management present, to discuss the results of their examination, their evaluation of the Company's internal controls, and the overall quality of the Company's financial reporting.

In performing all of these functions, the Audit Committee acts only in an oversight capacity. In its oversight role, the Audit Committee relies on the work and assurances of the Company's management, which has the primary responsibility for financial statements and reports, and of the independent auditors who, in their report, express an opinion on the conformity of the Company's financial statements to GAAP. The Audit Committee's oversight does not provide it with an independent basis to determine that management has maintained appropriate accounting and financial reporting principles or policies, or appropriate internal controls and procedures designed to assure compliance with accounting standards and applicable laws and regulations. Furthermore, the Audit Committee's considerations and discussions with management and the independent auditors do not assure that the Company's Financial Statements are presented in accordance with GAAP, that the audit of the Company's Consolidated Financial Statements has been carried out in accordance with the standards of the Public Company Accounting Oversight Board or that the Company's independent auditors are in fact "independent."

In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the Board of Directors, and the Board has approved, that the audited consolidated financial statements be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2008 for filing with the Securities and Exchange Commission. The Audit Committee and the Board of Directors also have approved, subject to stockholder ratification, the selection of the Company's independent auditors.

Audit Committee of the Board of Directors
of FedFirst Financial Corporation

David L. Wohleber (Chairman)
Joseph U. Frye
John M. Kish
John J. LaCarte

Audit Fees

The following table sets forth the fees billed to the Company for the fiscal years ended December 31, 2008 and 2007 by its independent registered public accountants:

	2008	2007
Audit fees [1]	$81,750	$85,729
Audit related fees	—	—
Tax fees [2]	13,600	17,750
All other fees	—	—

(1) Consists of fees for professional services rendered for the audit of the consolidated financial statements and the review of financial statements included in quarterly reports on Form 10-Q.

(2) Consists of fees for professional services rendered for the preparation of income tax returns.

Policy on Pre-Approval of Audit and Permissible Non-Audit Services

The Audit Committee is responsible for appointing, setting compensation and overseeing the work of the independent auditor. In accordance with its charter, the Audit Committee approves, in advance, all audit and permissible non-audit services to be performed by the independent auditor. Such approval process ensures that the external auditor does not provide any non-audit services to the Company that are prohibited by law or regulation.

In addition, the Audit Committee has established a policy regarding pre-approval of all audit and permissible non-audit services provided by the independent auditor. Requests for services by the independent auditor for compliance with the auditor services policy must be specific as to the particular services to be provided.

The request may be made with respect to either specific services or a type of service for predictable or recurring services.

During the year ended December 31, 2008, all services were approved, in advance, by the Audit Committee in compliance with these procedures.

STOCK OWNERSHIP

The following table provides information as of March 24, 2009 about the persons known to FedFirst Financial to be the beneficial owners of more than 5% of the Company's outstanding common stock. A person may be considered to beneficially own any shares of common stock over which he or she has, directly or indirectly, sole or shared voting or investing power.

Name and Address	Number of Shares Owned	Percent of Common Stock Outstanding [1]
FedFirst Financial Mutual Holding Company Donner at Sixth Street Monessen, Pennsylvania 15062 (724) 684-6800	3,636,875 [2]	57.4%
Third Avenue Management LLC 622 Third Avenue New York, NY 10017	490,036 [3]	7.7%

(1) Based on 6,336,775 shares of the Company's common stock outstanding and entitled to vote as of March 24, 2009.

(2) The members of the Board of Directors of FFMHC and FedFirst Financial also constitute the Board of Directors of First Federal.

(3) Based on information contained in a Schedule 13G filed with the Securities and Exchange Commission on February 13, 2009.

The following table provides information as of March 24, 2009 about the shares of FedFirst Financial common stock that may be considered to be beneficially owned by each director, each executive officer named in the summary compensation table and all directors and executive officers of the Company as a group. A person may be considered to beneficially own any shares of common stock over which he or she has, directly or indirectly, sole or shared voting or investment power. Unless otherwise indicated, none of the shares listed are pledged as security, and each of the named individuals has sole voting power and sole investment power with respect to the number of shares shown. All directors and executive officers as a group own 4.3% of the Company's outstanding shares. None of the individual directors or executive officers owns more than one percent of the Company's outstanding shares based on 6,336,775 shares of the Company's common stock outstanding and entitled to vote as of March 24, 2009.

Name	**Common Stock** (1)(2)	**Options Exercisable Within 60 Days**	**Total**
Directors			
Richard B. Boyer	25,817	6,000	31,817
Joseph U. Frye	20,000 (3)	5,000	25,000
John M. Kish	13,500	5,000	18,500
John J. LaCarte	30,500 (4)	5,000	35,500
John G. Robinson	28,228	24,000	52,228
David L. Wohleber	9,000	1,500	10,000
Named Executive Officer Who Is Not Also A Director			
Patrick G. O'Brien	17,902 (5)	18,000	35,902
All directors and executive officers as a group (13 persons)	197,075	82,500	279,575

(1) This column includes shares of unvested restricted stock held in trust as part of the 2006 Incentive Plan with respect to which individuals have voting but not investment power as follows: Mr. Boyer – 4,500 shares, Messrs. Frye, Kish and LaCarte – 3,000 shares, Mr. O'Brien – 9,000 shares, Mr. Robinson – 12,000 and Mr. Wohleber – 4,400 shares. All restricted stock awards vest in five equal annual installments commencing one year from the date of grant, which was July 24, 2007 and August 8, 2008 for Mr. Wohleber's awards and August 8, 2006 for all other awards.

(2) Includes shares allocated to the account of individuals under the Bank's ESOP with respect to which individuals have voting but not investment power as follows: Mr. Boyer – 4,217 shares, Mr. O'Brien – 2,685, and Mr. Robinson – 2,951.

(3) Includes 5,000 shares held in an individual retirement account of Mr. Frye's spouse.

(4) Includes 10,000 shares held by a corporation controlled by Mr. LaCarte.

(5) Includes 1,049 shares held in trust in the Bank's 401(k) Plan.

ITEMS TO BE VOTED ON BY STOCKHOLDERS

Item 1 — Election of Directors

The Company's Board of Directors consists of six members. The Board is divided into three classes with three-year staggered terms, with approximately one-third of the directors elected each year. The Board of Directors' nominee for election this year, to serve for a three-year term or until his successor has been elected and qualified is Patrick G. O'Brien. Mr. O'Brien has been nominated to fill the seat being vacated by John G. Robinson, who is retiring as President and Chief Executive Officer following the annual meeting.

Unless you indicate otherwise on the proxy card, the Board of Directors intends that the proxies solicited by it will be voted for the election of the Board's nominee. If the nominee is unable to serve, the persons named in the proxy card would vote your shares to approve the election of any substitute proposed by the Board of Directors. At this time, the Board of Directors knows of no reason why the nominee might be unable to serve.

The Board of Directors recommends a vote "FOR" the election of Patrick G. O'Brien.

Information regarding the Board of Directors' nominee and the directors continuing in office is provided below. Unless otherwise stated, each individual has held his current occupation for the last five years. The age indicated for each individual is as of December 31, 2008. The indicated period of service as a director includes the period of service as a director of First Federal.

Board Nominees for Election of Directors

The following director is a nominee for election for term ending in 2012:

Patrick G. O'Brien was appointed to become President and Chief Executive Officer effective upon John G. Robinson's retirement at the 2009 Annual Meeting. Mr. O'Brien has served as Executive Vice President and Chief Operating Officer of FedFirst Financial and First Federal since September 2005. Prior to working with FedFirst Financial, Mr. O'Brien served as Regional President and Senior Lender – Commercial Lending with WesBanco Bank, Inc., Washington, Pennsylvania, from March 2002 to August 2005. Before serving with WesBanco Bank, Mr. O'Brien was Senior Vice President of Commercial Lending with Wheeling National Bank from August 1999 to March 2002, and Vice President and District Manager (Retail Banking) at PNC from 1993 to 1999. Age 47.

Directors Continuing in Office

The following directors have terms ending in 2010:

Richard B. Boyer has been President of Exchange Underwriters, Inc. since 1989. In June 2002, First Federal purchased an 80% interest in Exchange Underwriters, Inc., which had previously been 100% owned by Mr. Boyer. Mr. Boyer has also served as Vice President-Insurance of First Federal since 2003. Age 50. Director since 2002.

John M. Kish is a retired banker. Mr. Kish served as the Chairman and Chief Executive Officer of GA Financial, Inc. and its wholly-owned subsidiary, Great American Federal, from 1996 until May 2004. Age 63. Director since 2005.

David L. Wohleber is a Certified Public Accountant and Executive Vice President of Eat'n Park Hospitality Group, Inc. He joined Eat'n Park in 1977 after serving as a senior audit manager with Price Waterhouse & Co. Age 65. Director since 2006.

The following directors have terms ending in 2011:

Joseph U. Frye has served as President of Frye Construction since 1969. Mr Frye is also the owner of FCI Associates. Age 67. Director since 1996.

John J. LaCarte has been the President of Model Cleaners, Uniforms & Apparel LLC since 1992. Age 42. Director since 1998.

Item 2 — Ratification of the Independent Registered Public Accounting Firm

Beard Miller Company LLP was the Company's independent registered public accounting firm for the 2008 fiscal year. Edwards Sauer & Owens, P.C. was the Company's independent registered public accounting firm for the year ended December 31, 2007. In connection with the merger of Edwards Sauer & Owens with Beard Miller Company LLP, Edwards Sauer & Owens resigned as the independent registered public accounting firm of the Company on January 1, 2008. On the same date, the Company engaged Beard Miller Company LLP as its successor independent registered public accounting firm. The engagement of Beard Miller Company LLP was approved by the Audit Committee of the Company's Board of Directors.

The reports of Edwards Sauer & Owens on the consolidated financial statements of the Company as of and for the fiscal years ended December 31, 2006 and 2005 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principles.

During the Company's fiscal year ended December 31, 2007 and subsequent interim periods preceding the resignation of Edwards Sauer & Owens, there were no disagreements between the Company and Edwards Sauer & Owens on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Edwards Sauer & Owens, would have caused Edwards Sauer & Owens to make reference to the subject matter of the disagreements in connection with its audit reports on the Company's consolidated financial statements.

During the Company's fiscal year ended December 31, 2007 and subsequent interim periods preceding the engagement of Beard Miller Company LLP, the Company did not consult with Beard Miller Company LLP regarding: (1) the application of accounting principles to a specified transaction, either completed or proposed; (2) the type of audit opinion that might be rendered on the Company's financial statements; or (3) any matter that was either the subject of a disagreement with Edward Sauer & Owens on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure or the subject of a reportable event.

The Audit Committee of the Board of Directors has appointed Beard Miller Company LLP to be the Company's independent auditors for the 2009 fiscal year, subject to ratification by stockholders. A representative of Beard Miller Company LLP is expected to be present at the annual meeting to respond to appropriate questions from stockholders and will have the opportunity to make a statement should he or she desire to do so.

If the ratification of the appointment of the independent auditors is not approved by a majority of the votes cast by stockholders at the annual meeting, the Audit Committee will consider other independent auditors.

The Board of Directors recommends that stockholders vote "FOR" the ratification of the appointment of independent auditors.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table provides information concerning total compensation earned or paid to the Chief Executive Officer and the two other most highly compensated executive officers of the Company who served in such capacities at December 31, 2008. These three officers are referred to as the named executive officers in this proxy statement.

Name and Principal Position	Year	Salary	Bonus	Stock Awards[(1)]	Option Awards[(2)]	All Other Compensation	Total
John G. Robinson	2008	$184,000	$5,520	$40,440	$37,920	$12,822[(3)]	$280,702
President and CEO	2007	184,000	-	40,440	37,920	16,055	278,415
Patrick G. O'Brien	2008	168,000	$5,040	30,330	28,440	22,686[(4)]	254,496
Exec. Vice President	2007	168,000	-	30,330	28,440	25,360	252,130
Richard B. Boyer	2008	212,428[(5)]	-	15,165	9,480	47,550[(6)]	284,623
Exec. Vice President	2007	186,897	-	15,165	9,480	15,031	226,573

(1) These amounts represent the compensation expense recognized for financial statement reporting purposes in accordance with FAS 123(R) on outstanding restricted stock awards for each of the named executive officers. The amounts were calculated based upon the Company's stock price of $10.11 on the date of grant. When shares become vested and are distributed from the trust in which they are held, the recipient will also receive an amount equal to accumulated cash and stock dividends (if any) paid with respect thereto, plus earnings thereon.

(2) These amounts represent the compensation expense recognized for financial statement reporting purposes in accordance with FAS 123(R) for outstanding stock option awards for each of the named executive officers. The grant date fair value for all options was $3.16. The Company uses the Black-Scholes option pricing model to estimate its compensation cost for stock option awards. For further information on the assumptions used to compute the fair value, see Note 12 to the Notes to the Financial Statements contained in the Company's Annual Report on Form 10-K. The actual value, if any, realized by an executive officer from any option will depend on the extent to which the market value of the common stock exceeds the exercise price of the option on the date the option is exercised. Accordingly, there is no assurance that the value realized by an executive officer will be at or near the value estimated above.

(3) Includes $7,581 in employer contributions to 401(k) Plan and $3,728 for value of shares allocated under the ESOP and $1,513 in perquisites.

(4) Includes $6,922 in employer contributions to 401(k) Plan, $3,404 for value of shares allocated under the ESOP and $12,360 in perquisites.

(5) Mr. Boyer's salary, which includes commissions, was paid by Exchange Underwriters, Inc.

(6) Includes $5,625 in employer contributions to 401(k) Plan, $4,179 for value of shares allocated under the First Federal Savings Bank ESOP, $29,723 in employer contributions under the Supplemental Retirement Plan and $8,023 in perquisites.

Employment Agreements. FedFirst Financial and First Federal have entered into employment agreements with John G. Robinson and Patrick G. O'Brien. Exchange Underwriters has entered into an employment agreement with Richard B. Boyer. The employment agreements are intended to ensure that the Company and its subsidiaries will be able to maintain a stable and competent management base.

The employment agreements with Mr. Robinson and Mr. O'Brien (referred to as the "executives" for the following discussion) provide for two-year terms subject to annual renewal by the Board of Directors. Mr. Robinson's employment agreement was not renewed at its last anniversary in anticipation of his retirement. The agreements provide for base salaries of $184,000 and $168,000 for Mr. Robinson and Mr. O'Brien, respectively, subject to annual review by the Board. In addition to the base salaries, the agreements provide for, among other things, discretionary bonuses, participation in stock benefit plans and other fringe benefits applicable to executive personnel. All reasonable costs and legal fees paid or incurred by an executive in any dispute or question of interpretation relating to the employment agreement will be paid by FedFirst Financial if the executive is successful on the merits in a legal judgment, arbitration or settlement. The employment agreements also provide that we will indemnify the executives to the fullest extent legally allowable.

Effective June 1, 2008, Exchange Underwriters extended its employment agreement with Richard B. Boyer, Chief Operating Officer of Exchange Underwriters. The agreement provides for an initial two-year term subject to annual renewal by the Board of Directors. The agreement provides Mr. Boyer with a base salary of $160,000 per year, plus 25% of all first-year commissions generated by any salesperson of Exchange Underwriters from sales of new insurance policies and an annual bonus equal to 20% of the year-over-year growth in Exchange Underwriters' annual audited net income. Mr. Boyer's compensation may be reviewed by Exchange Underwriters in the event of a material change in his business responsibilities during the term of the agreement. In addition to cash compensation, Mr. Boyer is entitled to receive health and welfare benefits, including disability and life insurance, on an equivalent basis to senior officers of First Federal and is eligible to participate in First Federal's employee stock ownership plan and retirement savings plan.

See *"Retirement Benefits"* and *"Other Potential Post-Termination Benefits"* for a discussion of the benefits and payments Messrs. Robinson, O'Brien and Boyer may receive under their employment agreements upon retirement or termination of employment.

Outstanding Equity Awards at Fiscal Year-End

The following table provides information concerning unexercised options, stock awards that have not vested and equity incentive plan awards for each named executive officer outstanding as of December 31, 2008.

	Option Awards				Stock Awards	
Name	Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable (1)	Option Exercise Price	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (2)	Market Value of Shares or Units of Stock That Have Not Vested (3)
John G. Robinson	24,000	36,000	$10.11	8/8/2016	12,000	$51,360
Patrick G. O'Brien	18,000	27,000	10.11	8/8/2016	9,000	38,520
Richard B. Boyer	6,000	9,000	10.11	8/8/2016	4,500	19,260

(1) Stock options granted pursuant to the FedFirst Financial Corporation 2006 Equity Incentive Plan will vest in five equal annual installments commencing on August 8, 2007.

(2) Stock awards granted pursuant to the FedFirst Financial Corporation 2006 Equity Incentive Plan will vest in five equal annual installments commencing on August 8, 2007.

(3) Based upon the Company's closing stock price of $4.28 on December 31, 2008.

Retirement Benefits

Supplemental Executive Retirement Plan. First Federal has entered into an executive supplemental retirement arrangement with Mr. Boyer. Under the terms of Mr. Boyer's agreement, normal retirement age is defined as age 55. If Mr. Boyer remains employed by First Federal until age 55, is terminated without cause (as defined in the agreement), or is terminated for just cause (as defined in the agreement), then, in either event, Mr. Boyer is entitled to receive the balance in his pre-retirement account as of the agreement's normal retirement age in 15 equal annual installments commencing on the December 31st in the year in which he attains age 55. In addition, Mr. Boyer will be entitled to an annual index retirement benefit payable until his death. If Mr. Boyer terminates employment with First Federal prior to attaining age 55 (other than for just cause), Mr. Boyer will receive an annual benefit based on a formula of years of service and percentage of benefit starting with no benefit for less than one year of service and increasing at a rate of 20% for each year of service with 100% of the benefit earned after five years. If on or before the 20th anniversary of the date of Mr. Boyer's agreement First Federal ceases to be adequately capitalized, First Federal will immediately pay Mr. Boyer the present value of all of the first 20 annual payments remaining to be made to him.

Split Dollar Arrangement. First Federal has entered into a split dollar life insurance agreement with Mr. Boyer. This agreement provides Mr. Boyer with a cash payment in the event he dies while in service with us. Under the terms of the agreement, we are the owners of and pay all the premiums on the life insurance policy under which Mr. Boyer is insured. Under the agreement, upon Mr. Boyer's death his designated beneficiary is entitled to $1,000,000 if he dies prior to age 65 and $500,000 if he dies after age 65. First Federal will be entitled to any remaining insurance proceeds. If Mr. Boyer terminates his employment prior to attaining his normal retirement age, his division of the insurance proceeds will be prorated based on his years of service with First Federal.

Other Potential Post-Termination Benefits

Payments Made Upon Termination for Cause. Under their employment agreements, if Mr. Robinson, Mr. O'Brien or Mr. Boyer is terminated for cause (as defined in the agreements), the executive will receive his base salary through the date of termination and retain the rights to any vested benefits subject to the terms of the plan or agreement under which those benefits are provided. Under Mr. Boyer's SERP, if he is terminated for cause, as defined in the SERP, at any time, then all benefits under the SERP shall be forfeited.

Payments Made Upon Termination for Reasons Other Than Cause. The employment agreements with Messrs. Robinson and O'Brien provide for termination for cause, as defined in the agreements, at any time. If FedFirst Financial chooses to terminate an executive for reasons other than for cause, or if an executive resigns after specified circumstances that would constitute constructive termination, he (or, if he dies, his beneficiary) would be entitled to receive an amount equal to the remaining base salary payments due for the remaining term of the executive's agreement. FedFirst Financial would also continue and/or pay for the executive's health and dental coverage for the remaining term of the agreement.

Mr. Boyer's employment agreement may be terminated by Exchange Underwriters with cause, as defined in the agreement, at any time. The agreement may also be terminated by FedFirst Financial without cause (as defined in the agreement) and by Mr. Boyer with at least 60 days written notice to Exchange Underwriters. In the event the agreement is terminated without cause, Mr. Boyer will be entitled to his base salary at the rate in effect upon his termination and average monthly commissions (as defined in the agreement) for the then-remaining term of the agreement. Mr. Boyer also shall be eligible for group-term life insurance, health and dental insurance, short- and long- term group disability insurance, and to participate in the Bank's employee stock ownership plan and retirement savings plan for the remainder of the employment period. The agreement also restricts Mr. Boyer's ability to compete in the market place for a period commencing on the effective date of the agreement and ending two years after the date in which Mr. Boyer ceases to be employed by Exchange Underwriters, unless Mr. Boyer is terminated without cause.

Payments Made Upon Disability. Under Mr. Boyer's employment agreement, if he is terminated for cause as a result of disability, Mr. Boyer would be entitled to monthly disability payments, each in an amount equal to sixty percent (60%) of his monthly rate of base salary in effect as of the date of his termination of employment due to disability and average monthly commissions (as defined in the agreement). Under the agreement the disability payments will end on the earlier of: (A) the date he returns to full-time employment with Exchange Underwriters in the same capacity as he was employed prior to his termination for disability; (B) his death; (C) his attainment of age 65; or (D) the date the then-current term of the agreement would have expired.

Payments Made Upon Death. Upon termination due to death, outstanding stock options granted pursuant to our 2006 Equity Incentive Plan automatically vest and remain exercisable until the earlier of one year from the date of death or the expiration date of the stock options. Restricted stock awards granted to these officers under the plan also vest in full upon death.

Payments Made Upon a Change in Control. The employment agreements with Messrs. Robinson, O'Brien and Boyer provide that if voluntary (upon circumstances discussed in the agreement) or involuntary termination follows a change in control of FedFirst Financial or First Federal, the executive would be entitled to a severance payment equal to three times his annual base salary, and average yearly commission in the case of Mr. Boyer, in effect at the time of the change in control plus the continuation of health and dental benefits for a period not exceeding three years. Section 280G of the Internal Revenue Code provides that payments related to a change in control that equal or exceed three times the individual's "base amount" (defined as average annual taxable compensation over the five preceding calendar years) constitute "excess parachute payments." Individuals who receive excess parachute payments are subject to a 20% excise tax on the amount that exceeds the base amount, and the employer may not deduct such amounts. The employment agreements with Mr. Robinson, Mr. O'Brien and Mr. Boyer provide that if the total value of the benefits provided and payments made to him in connection with a change in control, either under their employment agreement alone or together with other payments and benefits that they have the right to receive from the Company and the Bank, exceed three times their respective base amount ("280G Limit"), their severance payment will be reduced or revised so that the aggregate payments do not exceed his 280G Limit.

Under the terms of our employee stock ownership plan, upon a change in control (as defined in the plan), the plan will terminate and the plan trustee will repay in full any outstanding acquisition loan. After repayment of the acquisition loan, all remaining shares of our stock held in the loan suspense account, all other stock or securities, and any cash proceeds from the sale or other disposition of any shares of our stock held in the loan suspense account will be allocated among the accounts of all participants in the plan who were employed by us on the date immediately preceding the effective date of the change in control. The allocations of shares or cash proceeds shall be credited to each eligible participant in proportion to the opening balances in their accounts as of the first day of the valuation period in which the change in control occurred. Payments under our employee stock ownership plan are not categorized as parachute payments and, therefore, do not count towards each executive's 280G Limit.

In the event of a change in control of FedFirst Financial outstanding stock options granted pursuant to our 2006 Equity Incentive Plan automatically vest and, if the option holder is terminated other than for cause within 12 months of the change in control, will remain exercisable until the expiration date of the stock options. Restricted stock awards granted to these officers under the plan also vest in full upon a change in control. The value of the accelerated options and restricted stock grants count towards the executive's 280G Limit.

OTHER INFORMATION RELATING TO DIRECTORS AND EXECUTIVE OFFICERS

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires the Company's executive officers and directors, and persons who own more than 10% of any registered class of the Company's equity securities, to file reports of ownership and changes in ownership with the Securities and Exchange Commission. Executive officers, directors and greater than 10% stockholders are required by regulation to furnish the Company with copies of all Section 16(a) reports they file.

Based solely on the Company's review of copies of the reports it has received and written representations provided to it from the individuals required to file the reports, the Company believes that each of its executive officers and directors has complied with applicable reporting requirements for transactions in FedFirst Financial common stock during the year ended December 31, 2008.

Transactions with Related Persons

The Sarbanes-Oxley Act of 2002 generally prohibits loans by FedFirst Financial to its executive officers and directors. However, the Sarbanes-Oxley Act contains a specific exemption from such prohibition for loans by First Federal to its executive officers and directors in compliance with federal banking regulations. Federal regulations require that all loans or extensions of credit to executive officers and directors of insured financial institutions must be made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons and must not involve more than the normal risk of repayment or present other unfavorable features. First Federal is therefore prohibited from making any new loans or extensions of credit to executive officers and directors at different rates or terms than those offered to the general public. Notwithstanding this rule, federal regulations permit First Federal to make loans to executive officers and directors at reduced interest rates if the loan is made under a benefit program generally available to all other employees and does not give preference to any executive officer or director over any other employee.

From time to time, First Federal makes loans and extensions of credit to its executive officers and directors. The outstanding loans made to our directors and executive officers, and members of their immediate families, were made in the ordinary course of business, were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to First Federal, and did not involve more than the normal risk of collectibility or present other unfavorable features. As of December 31, 2008, all such loans were performing to their original terms.

SUBMISSION OF BUSINESS PROPOSALS AND STOCKHOLDER NOMINATIONS

The Company must receive proposals that stockholders seek to include in the proxy statement for the Company's next annual meeting no later than December 10, 2009. If next year's annual meeting is held on a date more than 30 calendar days from May 21, 2010, a stockholder proposal must be received by a reasonable time before the Company begins to print and mail its proxy solicitation for such annual meeting. Any stockholder proposals will be subject to the requirements of the proxy rules adopted by the Securities and Exchange Commission.

The Company's bylaws provide that in order for a stockholder to make nominations for the election of directors or proposals for business to be brought before the annual meeting, a stockholder must deliver notice of such nominations and/or proposals to the Corporate Secretary not less than 30 days prior to the date of the annual meeting; provided that if less than 40 days' notice or prior public disclosure of the date of the annual meeting is given to stockholders, such notice must be received not later than the close of business on the 10th day following the day on which notice of the date of the annual meeting was mailed to stockholders or prior public disclosure of the meeting date was made. A copy of the bylaws may be obtained from the Company.

STOCKHOLDER COMMUNICATIONS

The Company encourages stockholder communications to the Board of Directors and/or individual directors. Communications regarding financial or accounting policies may be made in writing to the Chairman of the Audit Committee at FedFirst Financial Corporation c/o Corporate Secretary, Donner at Sixth Street, Monessen, Pennsylvania 15062 or by leaving a message at (724) 684-6800. Other communications to the Board of Directors and/or individual directors may be made in writing to the Chairman of the Nominating/Corporate Governance Committee or to the intended individual director at FedFirst Financial Corporation c/o Corporate Secretary, at the address listed above or by leaving a message at (724) 684-6800.

MISCELLANEOUS

The Company will pay the cost of this proxy solicitation. The Company will reimburse brokerage firms and other custodians, nominees and fiduciaries for reasonable expenses incurred by them in sending proxy materials to the beneficial owners of FedFirst Financial common stock. In addition to soliciting proxies by mail, directors, officers and regular employees of the Company may solicit proxies personally or by telephone without receiving additional compensation.

The Company's Annual Report to Stockholders has been mailed to persons who were stockholders as of the close of business on March 24, 2009. Any stockholder who has not received a copy of the Annual Report may obtain a copy by writing to the Corporate Secretary of the Company. The Annual Report is not to be treated as part of the proxy solicitation material or as having been incorporated in this proxy statement by reference.

A copy of the Company's Annual Report on Form 10-K, without exhibits, for the year ended December 31, 2008, as filed with the Securities and Exchange Commission, will be furnished without charge to persons who were stockholders as of the close of business on March 24, 2009 upon written request to Patrick G. O'Brien, Corporate Secretary, FedFirst Financial Corporation, Donner at Sixth Street, Monessen, Pennsylvania 15062.

If you and others who share your address own your shares in street name, your broker or other holder of record may be sending only one Annual Report and proxy statement to your address. This practice, known as "householding," is designed to reduce our printing and postage costs. However, if a stockholder residing at such an address wishes to receive a separate Annual Report or proxy statement in the future, he or she should contact the broker or other holder of record. If you own your shares in street name and are receiving multiple copies of our Annual Report and proxy statement, you can request householding by contacting your broker or other holder of record.

Whether or not you plan to attend the annual meeting, please vote by marking, signing, dating and promptly returning the enclosed proxy card in the enclosed envelope.

Patrick G. O'Brien
Corporate Secretary

Monessen, Pennsylvania
April 8, 2009

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☑ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from __________ to __________

Commission file number: 0-51153

FEDFIRST FINANCIAL CORPORATION
(Exact name of registrant as specified in its charter)

United States (State or other jurisdiction of incorporation or organization)	**25-1828028** (IRS Employer Identification No.)
Donner at Sixth Street, Monessen, Pennsylvania (Address of principal executive offices)	**15062** (Zip Code)

Issuer's telephone number: (724) 684-6800

Securities registered under Section 12(b) of the Exchange Act:

Common Stock, par value $0.01 per share Title of each class	**Nasdaq Stock Market LLC** Name of each exchange on which registered

Securities registered under Section 12(g) of the Exchange Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.
Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "accelerated filer," "large accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer (Do not check if a smaller reporting company)	☐	Smaller reporting company	☑

Indicate by check mark whether the registrant is a shell company (as defined by Rule 12b-2 of the Exchange Act).
Yes ☐ No ☑

The aggregate market value of the voting and non-voting common equity held by nonaffiliates as of June 30, 2008 was approximately $12,988,000.

The number of shares outstanding of the registrant's common stock as of March 11, 2009 was 6,336,775.

DOCUMENTS INCORPORATED BY REFERENCE:
Portions of the Proxy Statement for the 2009 Annual Meeting of Stockholders are incorporated by reference in Part III of this Form 10-K.

INDEX

This report contains certain "forward-looking statements" within the meaning of the federal securities laws. These statements are not historical facts, rather statements based on FedFirst Financial Corporation's current expectations regarding its business strategies, intended results and future performance. Forward-looking statements are preceded by terms such as "expects," "believes," "anticipates," "intends" and similar expressions.

Management's ability to predict results or the effect of future plans or strategies is inherently uncertain. Factors which could affect actual results include the following: interest rate trends; the general economic climate in the market area in which FedFirst Financial Corporation operates, as well as nationwide; FedFirst Financial Corporation's ability to control costs and expenses; competitive products and pricing; loan delinquency rates and changes in federal and state legislation and regulation. Additional factors that may affect our results are discussed in this Annual Report on Form 10-K under "Item 1A. Risk Factors." These factors should be considered in evaluating the forward-looking statements and undue reliance should not be placed on such statements. FedFirst Financial Corporation assumes no obligation to update any forward-looking statements.

PART I

ITEM 1. BUSINESS

General

FedFirst Financial Corporation ("FedFirst Financial" or the "Company") is a federally chartered savings and loan holding company established in 1999 to be the holding company for First Federal Savings Bank ("First Federal" or the "Bank"). FedFirst Financial's business activity is the ownership of the outstanding capital stock of First Federal. FedFirst Financial's wholly owned subsidiary is First Federal, a federally chartered stock savings bank, which owns FedFirst Exchange Corporation ("FFEC"). FFEC has an 80% controlling interest in Exchange Underwriters, Inc. Exchange Underwriters, Inc. is a full-service, independent insurance agency that offers property and casualty, commercial liability, surety and other insurance products.

First Federal operates as a community-oriented financial institution offering residential, multi-family and commercial mortgages, consumer loans and commercial business loans as well as a variety of deposit products for individuals and businesses from nine locations in southwestern Pennsylvania. First Federal conducts insurance brokerage activities through Exchange Underwriters, Inc. First Federal is subject to competition from other financial institutions and to the regulations of certain federal and state agencies and undergoes periodic examinations by those regulatory authorities.

FedFirst Financial is a majority owned subsidiary of FedFirst Financial Mutual Holding Company ("FFMHC"), our federally chartered mutual holding company parent. As a mutual holding company, FFMHC is a non-stock company that has as its members the depositors of First Federal. FFMHC does not engage in any business activity other than owning a majority of the common stock of FedFirst Financial. So long as we remain in the mutual holding company form of organization, FFMHC will own a majority of the outstanding shares of FedFirst Financial. FFMHC has virtually no operations or assets other than an investment in the Company and is not included in these financial statements. All significant intercompany transactions have been eliminated.

In April 2005, FedFirst Financial completed its initial public offering. In connection with the offering, the Company sold 3,636,875 shares of common stock to FFMHC. As a result, FFMHC owned 55% of the Company's original issuance of common stock. At December 31, 2008, FFMHC's ownership of common stock increased to 57% as a result of the Company's common stock repurchase programs throughout 2007 and 2008 which reduced the number of outstanding shares.

Our website address is www.firstfederal-savings.com. Information on our website should not be considered a part of this Annual Report on Form 10-K.

Market Area

Our primary market area is the mid-Monongahela Valley, which is located in the southern suburban area of metropolitan Pittsburgh. Our nine banking offices are located in Fayette, Washington and Westmoreland counties. Generally, our offices are located in small industrial communities that, in the past, relied extensively on the steel industry. Until the mid-1970s, these communities flourished. However, in the past 30 years, the economy of the mid-Monongahela Valley has diminished in direct correlation with the decline in the United States steel industry. With the decline of the steel industry, Fayette, Washington and Westmoreland counties now have smaller and more diversified economies, with employment in services constituting the primary source of employment in all three counties.

In the past, the communities in which our offices are located provided a stable customer base for traditional thrift products, such as passbook savings, certificates of deposit and residential mortgages. Following the closing of the area's steel mills, population and employment trends declined. The population in many of the smaller communities in our market area continues to shrink as the younger population leaves to seek better and more reliable employment. As a result, the median age of our customers has been increasing. With an aging customer base and little new real estate development, the lending opportunities in our primary market area are limited. To counter these trends, we expanded into communities that are experiencing population growth and economic expansion. In March 2006, we entered into a five-year lease for a branch in Peters Township in Washington County, which opened in July 2006. In January 2007, we entered into a 10-year lease for a branch located in the downtown area of Washington, Pennsylvania, which opened in June 2007.

Competition

We face significant competition for the attraction of deposits and origination of loans. Our most direct competition for deposits has historically come from the several financial institutions operating in our market area and from other financial service companies, such as brokerage firms, credit unions and insurance companies. We also face competition for investors' funds from money market funds, mutual funds and other corporate and government securities. At June 30, 2008, which is the most recent date for which data is available from the FDIC, we held approximately 0.25% of the deposits in the Pittsburgh metropolitan area. Banks owned by The PNC Financial Services Group, Inc. and Citizens Financial Group, Inc. also operate in our market area. These institutions are significantly larger than us and, therefore, have significantly greater resources.

Our competition for loans comes primarily from financial institutions in our market area and, to a lesser extent, from other financial service providers, such as mortgage companies and mortgage brokers. Competition for loans also comes from the increasing number of non-depository financial service companies entering the mortgage market, such as insurance companies, securities companies and specialty finance companies.

We expect competition to increase in the future as a result of legislative, regulatory and technological changes and the continuing trend of consolidation in the financial services industry. Technological advances, for example, have lowered barriers to entry, allowed banks to expand their geographic reach by providing services over the Internet and made it possible for non-depository institutions to offer products and services that traditionally have been provided by banks. Changes in federal law permit affiliation among banks, securities firms and insurance companies, which promotes a competitive environment in the financial services industry. Competition for deposits and the origination of loans could limit our growth in the future.

Lending Activities

General. The largest segment of our loan portfolio is one-to-four family residential mortgage loans. The other significant segments of our loan portfolio are multi-family and commercial real estate loans, construction loans, consumer loans and commercial business loans. We originate loans primarily for investment purposes. From time to time, we have purchased loans to supplement our origination efforts.

One-to-Four Family Residential Mortgage Loans. Our primary lending activity has historically been the origination of mortgage loans to enable borrowers to purchase or refinance existing homes located in the greater Pittsburgh metropolitan area. We offer fixed and adjustable rate mortgage loans with terms up to 30 years. Borrower demand for adjustable versus fixed rate loans is a function of the level of interest rates, the expectations of changes in the level of interest rates, and the difference between the interest rates and loan fees offered for fixed rate mortgage loans and the initial period interest rates and loan fees for adjustable rate loans. The relative amount of fixed and adjustable rate mortgage loans that can be originated at any time is largely determined by the demand for each in a competitive environment. We currently have a low demand for our adjustable rate mortgage loans. The loan fees charged, interest rates and other provisions of mortgage loans are determined by us on the basis of our own pricing criteria and competitive market conditions.

Interest rates and payments on our adjustable rate mortgage loans generally adjust annually after an initial fixed period that ranges from one to ten years. Interest rates and payments on our adjustable rate loans generally are adjusted to a rate typically equal to 2.75% or 3.00% above the applicable index. We use the one-year constant maturity Treasury index for loans that adjust annually and the three-year constant maturity Treasury index for loans that adjust every three years. The maximum amount by which the interest rate may be increased or decreased is generally 2% per adjustment period and the lifetime interest rate cap is generally 6% over the initial interest rate of the loan.

Prior to 2006, we purchased newly originated single family mortgage loans to supplement our origination activities. The properties securing the loans are located throughout the country. We underwrote all of the purchased loans to the same standards as loans originated by us. We may purchase additional loans in the future to supplement our origination activities. At December 31, 2008, purchased residential loans totaled $29.8 million.

While one-to-four family residential real estate loans are normally originated with up to 30-year terms, such loans may remain outstanding for shorter periods because borrowers often prepay their loans in full upon sale of the property pledged as security or upon refinancing the original loan. Therefore, average loan maturity is a function of, among other factors, the level of purchase and sale activity in the real estate market, prevailing interest rates and the interest rates payable on outstanding loans.

We generally do not make conventional loans with loan-to-value ratios exceeding 97%. Loans with loan-to-value ratios in excess of 80% generally require private mortgage insurance or additional collateral. We require all properties securing mortgage loans to be appraised by a Board-approved, independent appraiser. We generally require title insurance on all first mortgage loans. Borrowers must obtain hazard insurance, and flood insurance for loans on property located in a flood zone, before closing the loan.

In an effort to provide financing for low and moderate income and first-time buyers, we offer a special home buyers program. We offer residential mortgage loans through this program to qualified individuals and originate the loans using modified underwriting guidelines, including reduced fees and loan conditions. We do not engage in subprime lending.

Commercial and Multi-Family Real Estate Loans. We offer a variety of fixed and adjustable rate mortgage loans secured by commercial property and multi-family real estate. These loans generally have terms up to 25 years and are typically secured by apartment buildings, office buildings, or manufacturing facilities. Loans are secured by first mortgages, and amounts generally do not exceed 80% of the property's appraised value. In addition to originating these loans, we also participate in loans originated at other financial institutions in the region.

As part of our efforts to increase our loan portfolio, we had purchased newly originated multi-family real estate loans prior to 2006. The properties securing the loans are located in seven states throughout the country. We desired geographic diversification among the purchased loans so that we would not concentrate exposure to changes in any particular local or regional economy. We underwrote all of the purchased loans to the same standards as loans originated by us. At December 31, 2008, purchased multi-family real estate loans totaled $7.1 million.

At December 31, 2008, our largest multi-family real estate loan was $1.8 million and was secured by multi-family apartment buildings. Our largest commercial real estate loan was $1.6 million and was secured by a commercial property. These loans were performing in accordance with their original terms at December 31, 2008.

At December 31, 2008, loan participations totaled $6.5 million. All of the properties securing these loans are located in the Pittsburgh metropolitan area. Our largest participation loan was $1.1 million and we are a 12.5% participant.

Construction Loans. We may originate loans to individuals to finance the construction of residential dwellings. We also make construction loans for commercial development projects, including apartment buildings, and owner-occupied properties used for businesses. Our residential construction loans generally provide for the payment of interest only during the construction phase, which is usually 12 months. At the end of the construction phase, the loan generally converts to a permanent mortgage loan. Loans generally can be made with a maximum loan-to-value ratio of 97% on residential construction and 80% on commercial construction. Loans with loan-to-value ratios in excess of 80% on residential construction generally require private mortgage insurance or additional collateral. Before making a commitment to fund a construction loan, we require an appraisal of the property by an independent licensed appraiser. We also will require an inspection of the property before disbursement of funds during the term of the construction loan.

At December 31, 2008, our largest outstanding residential construction loan commitment was for $900,000, of which substantially the entire amount had been disbursed. At December 31, 2008, our largest outstanding commercial construction commitment was for $2.5 million, of which $1.5 million has been disbursed. These loans were performing in accordance with their original terms at December 31, 2008.

Commercial Business Loans. We originate commercial business loans to professionals and small businesses in our market area. We offer installment loans for a variety of business needs including capital improvements and equipment acquisition. These loans are secured by business assets such as accounts receivable, inventory, and equipment, and are typically backed by the personal guarantee of the borrower. We originate working capital lines of credit to finance the short-term needs of businesses. These credit lines are repaid by seasonal cash flows from operations and are also typically backed by the personal guarantee of the borrower.

When evaluating commercial business loans, we perform a detailed financial analysis of the borrower and/or guarantor which includes but is not limited to: cash flow and balance sheet analysis, debt service capabilities, review of industry (geographic and economic conditions) and collateral analysis.

At December 31, 2008, our largest commercial business loan relationship was a $1.9 million line of credit, of which $499,000 was outstanding. This loan was performing in accordance with its original terms at December 31, 2008.

Consumer Loans. Our consumer loans include home equity lines of credit, home equity installment loans, loans on savings accounts, and personal lines of credit.

The procedures for underwriting consumer loans include an assessment of the applicant's payment history on other debts and ability to meet existing obligations and payments on the proposed loan. Although the applicant's creditworthiness is a primary consideration, the underwriting process also includes a comparison of the value of the collateral, if any, to the proposed loan amount.

We offer home equity installment loans and home equity lines of credit with a maximum combined loan-to-value ratio of 100%. In 2007, the Company discontinued offering home equity loans with a maximum loan-to-value ratio greater than 100%. Home equity lines of credit have adjustable rates of interest that are indexed to the prime rate as reported in The Wall Street Journal. Home equity installment loans have fixed interest rates and terms that range up to 30 years.

We offer secured consumer loans in amounts up to $20,000. These loans have fixed interest rates and terms that range from one to 10 years. We offer unsecured consumer loans in amounts up to $10,000. These loans have fixed interest rates and terms that range from one to five years.

We no longer offer home improvement loans. In the past, we offered these loans in amounts up to $25,000 with fixed interest rates and terms that ranged up to 20 years. Our home improvement loans were made under the U.S. Department of Housing and Urban Development's Title I program and are insured by the Federal Housing Administration against the risk of default for up to 90% of the loan amount.

Loan Underwriting Risks

Adjustable Rate Loans. While we anticipate that adjustable rate loans will better offset the adverse effects of an increase in interest rates as compared to fixed rate mortgages, the increased mortgage payments required of adjustable rate loan borrowers in a rising interest rate environment could cause an increase in delinquencies and defaults. In addition, although adjustable rate mortgage loans help make our asset base more responsive to changes in interest rates, the extent of this interest sensitivity is limited by the annual and lifetime interest rate adjustment limits.

Commercial and Multi-Family Real Estate Loans. Loans secured by commercial and multi-family real estate generally have larger balances and involve a greater degree of risk than one-to-four family residential mortgage loans. Of primary concern in commercial and multi-family real estate lending is the borrower's creditworthiness and cash flow potential of the project. Payments on loans secured by income properties often depend on successful operation and management of the properties. As a result, repayment of such loans may be subject to a greater extent than residential real estate loans to adverse conditions in the real estate market or the economy. To monitor cash flow on income properties, we require borrowers and/or guarantors to provide annual financial statements regarding the commercial and multi-family real estate. In reaching a decision on whether to grant a commercial or multi-family real estate loan, we consider the cash flow of the property, the borrower's expertise, credit history and profitability, and the value of the underlying property. We also may look to the financial strength of any related entities in approving the request.

We have generally required that the properties securing these real estate loans have a debt service coverage ratio (cash flow available to service debt / debt service) of at least 1.25x and a leverage ratio (debt to worth) of less than 3.0x. Environmental surveys are obtained for requests greater than $1.0 million when circumstances suggest the possibility of the presence of hazardous materials.

We underwrite all commercial loan participations to the same standards as loans originated by us. In addition, we also consider the financial strength and reputation of the lead lender. We require the lead lender to provide a full closing package as well as annual financial statements for the borrower and related entities so that we can conduct an annual loan review for all loan participations.

Construction Loans. Construction financing is generally considered to involve a higher degree of risk of loss than long-term financing on improved, occupied real estate. Risk of loss on a construction loan depends largely upon the accuracy of the initial estimate of the property's value at completion of construction and the estimated cost (including interest) of construction. During the construction phase, a number of factors could result in delays and cost overruns. If the estimate of construction costs proves to be inaccurate, we may be required to advance funds beyond the amount originally committed to permit completion of the building. If the estimate of value proves to be inaccurate, we may be confronted, at or before the maturity of the loan, with a building having a value which is insufficient to assure full repayment. If we are forced to foreclose on a building before or at completion due to a default, there can be no assurance that we will be able to recover all of the unpaid balance of, and accrued interest on, the loan as well as related foreclosure and holding costs.

Commercial Business Loans. Unlike residential mortgage loans, which generally are made on the basis of the borrower's ability to make repayment from his or her employment or other income, and which are secured by real property whose value tends to be more easily ascertainable, commercial business loans are of higher risk and typically are made on the basis of the borrower's ability to make repayment from the cash flow of the business. As a result, the availability of funds for the repayment of commercial loans may depend substantially on the success of the business itself. A debt service coverage ratio of at least 1.25x and a leverage ratio of less than 3.0x are also applicable to commercial business loans. Further, any collateral securing such loans may depreciate over time, may be difficult to appraise and may fluctuate in value. We also maintain allowable advance rates for each collateral type to ensure coverage.

Consumer Loans. Consumer loans may entail greater risk than do residential mortgage loans, particularly in the case of consumer loans that are unsecured or secured by assets that depreciate rapidly. In such cases, repossessed collateral for a defaulted consumer loan may not provide an adequate source of repayment for the outstanding loan and the remaining deficiency often does not warrant further substantial collection efforts against the borrower. In addition, consumer loan collections depend on the borrower's continuing financial stability, and therefore are more likely to be adversely affected by job loss, divorce, illness or personal bankruptcy. Furthermore, the application of various federal and state laws, including federal and state bankruptcy and insolvency laws, may limit the amount that can be recovered on such loans.

Loan Originations, Purchases and Sales

Loan originations come from a number of sources. The primary source of loan originations are telephone marketing efforts, existing customers, walk-in traffic, loan brokers, advertising and referrals from customers. We generally originate loans for our portfolio and have not sold any loans in recent years with the exception of the sale of a majority of our student loan portfolio in 2006. Prior to 2006, we had purchased loans to supplement our own loan originations.

Loan Approval Procedures and Authority

Our lending activities follow written, nondiscriminatory, underwriting standards and loan origination procedures established by our Board of Directors and management. The Board of Directors has granted certain loan approval authority to a committee of officers. The loan committee approves all one-to-four family mortgages, construction loans and all consumer loans which exceed the authority level of certain officers of the Company. All commercial loans over $500,000 and loans or extensions to insiders require the approval of the Board of Directors. All commercial loans up to $500,000 require majority approval of a committee of three executive officers.

Loans to One Borrower

The maximum amount that we may lend to one borrower and the borrower's related entities is limited, by regulation, to generally 15.0% of our unimpaired capital and surplus. At December 31, 2008, our regulatory limit on loans to one borrower was $5.1 million. At that date, our largest lending relationship was $3.8 million in commercial business loans. These loans were performing in accordance with their original terms at December 31, 2008.

Loan Commitments

We issue commitments for fixed and adjustable rate mortgage and commercial loans conditioned upon the occurrence of certain events. Commitments to originate mortgage loans are legally binding agreements to lend to our customers. Generally, our loan commitments expire after 45 days.

Investment Activities

We have legal authority to invest in various types of liquid assets, including U.S. Treasury obligations, Government-sponsored enterprise securities and securities of various federal agencies and of state and municipal governments, mortgage-backed securities and certificates of deposit of federally insured institutions. Within certain regulatory limits, we also may invest a portion of our assets in corporate securities and mutual funds. We also are required to maintain an investment in Federal Home Loan Bank ("FHLB") of Pittsburgh stock. While we have the authority under applicable law and our investment policies to invest in derivative securities, we had no such investments at December 31, 2008.

At December 31, 2008, our investment portfolio consisted primarily of Government-sponsored enterprise securities, mortgage-backed securities issued primarily by Fannie Mae, Freddie Mac and Ginnie Mae, guaranteed and private label REMIC pass-through certificates and corporate debt securities.

Our investment objectives are to provide and maintain liquidity, to provide collateral for pledging requirements, to establish an acceptable level of interest rate and credit risk, to provide an alternate source of investment when demand for loans is weak and to generate a favorable return. Our Board of Directors has the overall responsibility for the investment portfolio, including approval of the investment policy and appointment of the Investment Committee. The Investment Committee consists of five of our executive officers. The Investment Committee is responsible for implementation of the investment policy and monitoring our investment performance. Individual investment transactions are reviewed and ratified by the Board of Directors on a monthly basis.

Insurance Activities

We conduct insurance brokerage activities through our 80%-owned subsidiary, Exchange Underwriters, Inc. Exchange Underwriters is a full-service, independent insurance agency that offers property and casualty, commercial general liability, surety and other insurance products. Exchange Underwriters has agents and brokers licensed in more than 35 states. Exchange Underwriters generates revenues primarily from commissions paid by insurance companies with respect to the placement of insurance products.

Deposit Activities and Other Sources of Funds

General. Deposits, borrowings and loan repayments are the major sources of our funds for lending and other investment purposes. Loan repayments are a relatively stable source of funds, while deposit inflows and outflows and loan prepayments are significantly influenced by general interest rates and economic conditions.

Deposit Accounts. Substantially all of our depositors are residents of Pennsylvania. Deposits are attracted from within our market area through the offering of a broad selection of deposit products, including noninterest-bearing demand deposits (such as checking accounts), interest-bearing demand accounts (such as NOW and money market accounts), statement savings accounts and certificates of deposit. Deposit account terms vary according to the minimum balance required, the time periods the funds must remain on deposit and the interest rate, among other factors. In determining the terms of our deposit accounts, we consider the rates offered by our competition, liquidity needs, profitability, matching deposit and loan products and customer preferences and concerns. We generally review our deposit mix and pricing weekly. Our current strategy is to offer competitive rates on all types of deposit products.

In addition to accounts for individuals, we also offer deposit accounts designed for the businesses operating in our market area. Our business banking deposit products include commercial checking accounts, money market accounts and remote electronic deposit.

Borrowings. We utilize advances from the FHLB and, to a limited extent, repurchase agreements to supplement our supply of investable funds. The FHLB functions as a central reserve bank providing credit for member financial institutions. As a member, we are required to own capital stock in the FHLB and are authorized to apply for advances on the security of such stock and certain of our mortgage loans and other assets (principally securities which are obligations of, or guaranteed by, the United States or Government-sponsored enterprises), provided certain standards related to creditworthiness have been met. Advances are made under several different programs, each having its own interest rate and range of maturities. Depending on the program, limitations on the amount of advances are based either on a fixed percentage of an institution's net worth or on the FHLB's assessment of the institution's creditworthiness.

Personnel

At December 31, 2008, we had 87 full-time employees and eight part-time employees, including employees of our insurance agency subsidiary, none of whom is represented by a collective bargaining unit.

Subsidiaries

FedFirst Financial's only direct subsidiary is First Federal Savings Bank. First Federal Savings Bank's only direct subsidiary is FedFirst Exchange Corporation. FedFirst Exchange Corporation owns an 80% interest in Exchange Underwriters, Inc.

EXECUTIVE OFFICERS OF THE REGISTRANT

The Board of Directors annually elects the executive officers of FFMHC, FedFirst Financial and First Federal, who serve at the Board's discretion. Our executive officers are:

Name	Position
John G. Robinson	President and Chief Executive Officer of FFMHC, FedFirst Financial and First Federal
Patrick G. O'Brien	Executive Vice President and Chief Operating Officer of FFMHC, FedFirst Financial and First Federal
Robert C. Barry, Jr.	Senior Vice President and Chief Financial Officer of FFMHC, FedFirst Financial and First Federal
Richard B. Boyer	Vice President – Insurance of First Federal; President of Exchange Underwriters, Inc.
Henry B. Brown III	Vice President – Loan Administration of First Federal
Geraldine A. Ferrara	Vice President – Branch Services and Sales of First Federal
Jennifer L. George	Vice President – Bank Operations of First Federal
Jamie L. Prah	Vice President – Controller and Treasurer of First Federal and Vice President of FFMHC and FedFirst Financial
DaCosta Smith, III	Vice President – Human Resources of First Federal and Vice President of FFMHC and FedFirst Financial

Below is information regarding our executive officers who are not also directors. Ages presented are as of December 31, 2008.

Patrick G. O'Brien has served as Executive Vice President and Chief Operating Officer of FedFirst Financial and First Federal since September 2005. Prior to working with FedFirst Financial, Mr. O'Brien served as Regional President and Senior Lender – Commercial Lending with WesBanco Bank, Inc., Washington, Pennsylvania, from March 2002 to August 2005. Before serving with WesBanco Bank, Mr. O'Brien was Senior Vice President of Commercial Lending with Wheeling National Bank from August 1999 to March 2002, and Vice President and District Manager (Retail Banking) at PNC from 1993 to 1999. Age 47.

Robert C. Barry, Jr. has served as the Senior Vice President and Chief Financial Officer of FedFirst Financial and First Federal since April 1, 2006. Prior to working with FedFirst Financial, Mr. Barry served as Senior Vice President of the PNC Financial Services Group, Inc. Age 65.

Henry B. Brown III has served as Vice President of First Federal since August 2007. Prior to working with First Federal, Mr. Brown served as Senior Vice President – Treasury Management at WesBanco Bank, Inc. from May 2005 to August 2007 and as Owner/Partner of Good Deeds, Inc., a real estate services firm, from May 2002 to May 2005. Prior to working as Owner/Partner of Good Deeds, Inc., Mr. Brown held several positions at PNC Bank until February 2002. Age 57.

Geraldine A. Ferrara joined First Federal in October 2005 as Vice President – Consumer Sales Manager. In August 2006, she was named Vice President – Branch Services and Sales. Prior to working with First Federal, Ms. Ferrara served as Vice President – Market Manager at PNC Bank from June 2004 to October 2005 and as Vice President – Sector Service Manager from July 1999 to May 2004. Age 57.

Jennifer L. George joined First Federal in January 2006 as Assistant Controller. In July 2007, she was named Vice President – Bank Operations. Prior to working with First Federal, Ms. George served as Accounts Payable Manager with Del Monte Foods from April 2005 to December 2005 and Accounting Manager at First Commonwealth, formerly Great American Federal, from January 2003 to December 2004. Age 37.

Jamie L. Prah has served as Vice President – Controller and Treasurer of First Federal since February 2005. Prior to working with First Federal, Mr. Prah served as Corporate Controller of North Side Bank from July 2004 to February 2005. Before serving with North Side Bank, Mr. Prah was Vice President and Controller of Great American Federal from May 2002 to June 2004 and Assistant Vice President – Internal Audit from May 2000 to May 2002. Age 38.

DaCosta Smith, III has served as the Vice President – Director of Human Resources for First Federal since 1992. Age 53.

REGULATION AND SUPERVISION

General

FedFirst Financial is a savings and loan holding company within the meaning of federal law. As such, FedFirst Financial is registered with the Office of Thrift Supervision ("OTS") and subject to OTS regulations, examinations, supervision and reporting requirements. In addition, the OTS has enforcement authority over FedFirst Financial and its non-savings association subsidiaries. Among other things, this authority permits the OTS to restrict or prohibit activities that are determined to be a serious risk to the subsidiary savings association.

The Bank, as an insured federal savings association, is subject to extensive regulation, examination and supervision by the OTS, as its primary federal regulator, and the Federal Deposit Insurance Corporation ("FDIC"), as the deposit insurer. The Bank is a member of the FHLB System and, with respect to deposit insurance, of the Deposit Insurance Fund managed by the FDIC. The Bank must file reports with the OTS and the FDIC concerning its activities and financial condition and obtain regulatory approvals prior to entering into certain transactions such as mergers with, or acquisitions of, other savings associations. The OTS and/or the FDIC conduct periodic examinations to test the Bank's safety and soundness and compliance with various regulatory requirements. This regulation and supervision establishes a comprehensive framework of activities in which an institution can engage and is intended primarily for the protection of the insurance fund and depositors. The regulatory structure also gives the regulatory authorities extensive discretion in connection with their supervisory and enforcement activities and examination policies, including policies with respect to the classification of assets and the establishment of adequate loan loss reserves for regulatory purposes. Any change in such regulatory requirements and policies, whether by the OTS, the FDIC or Congress, could have a material adverse impact on FedFirst Financial, FFMHC, the Bank and their operations.

Certain regulatory requirements applicable to the Bank and to FedFirst Financial are referred to below or elsewhere herein. The summary of statutory provisions and regulations applicable to savings associations and their holding companies set forth below and elsewhere in this document does not purport to be a complete description of such statutes and regulations and their effects on the Bank and Company and is qualified in its entirety by reference to the actual statutes and regulations.

Holding Company Regulation

Restrictions Applicable to Mutual Holding Companies. Federal law prohibits a savings and loan holding company from acquiring more than 5% of the voting stock of another savings association or savings and loan holding company without prior written approval of the OTS and from acquiring or retaining, with certain exceptions, more than 5% of a non-subsidiary holding company or savings association. A savings and loan holding company is also prohibited from acquiring more than 5% of a company engaged in activities other than those authorized by federal law or acquiring or retaining control of a depository institution that is not insured by the FDIC. In evaluating applications by holding companies to acquire savings associations, the OTS must consider the financial and managerial resources and future prospects of FedFirst Financial and the institution involved, the effect of the acquisition on the risk to the insurance funds, the convenience and needs of the community and competitive factors.

Although savings and loan holding companies are not currently subject to regulatory capital requirements or specific restrictions on the payment of dividends or other capital distributions, federal regulations do prescribe such restrictions on subsidiary savings associations. The Bank must notify the OTS 30 days before declaring any dividend and comply with the additional restrictions described below. In addition, the financial impact of a holding company on its subsidiary institution is a matter that is evaluated by the OTS and the agency has authority to order cessation of activities or divestiture of subsidiaries deemed to pose a threat to the safety and soundness of the institution.

Stock Holding Company Subsidiary Regulation. The OTS has adopted regulations governing the two-tier mutual holding company form of organization and mid-tier stock holding companies that are controlled by mutual holding companies. Under the rules, the stock holding company subsidiary holds all the shares of the mutual holding company's savings association subsidiary and issues at least a majority of its own shares to the mutual holding company parent. The stock holding company subsidiary is permitted to engage in activities that are permitted for its mutual holding company parent subject to the same terms and conditions. OTS regulations specify that the stock holding company subsidiary must be federally chartered for supervisory reasons.

Waivers of Dividends by FFMHC. OTS regulations require mutual holding companies to notify the agency if they propose to waive receipt of dividends from their stock subsidiary. The OTS reviews dividend waiver notices on a case-by-case basis and, in general, does not object to a waiver if: (i) the waiver would not be detrimental to the safe and sound operation of the savings association; and (ii) the mutual holding company's board of directors determines that their waiver is consistent with such directors' fiduciary duties to the mutual holding company's members. FedFirst Financial anticipates that FFMHC will waive dividends, if any are paid.

Conversion to Stock Form. OTS regulations permit FFMHC to convert from the mutual form of organization to the capital stock form of organization. There can be no assurance when, if ever, a conversion transaction will occur. In a conversion transaction, a new holding company would be formed as the successor to FFMHC and FedFirst Financial. FFMHC's corporate existence would end and certain depositors in the Bank would receive a right to subscribe for shares of the new holding company. In a conversion transaction, each share of common stock of FedFirst Financial held by stockholders other than FFMHC would be automatically converted into a number of shares of common stock of the new holding company based on an exchange ratio designed to ensure that stockholders other than FFMHC own the same percentage of common stock in the new holding company as they owned in FedFirst Financial immediately before conversion. The total number of shares held by stockholders other than FFMHC after a conversion transaction would be increased by any purchases by such stockholders in the stock offering conducted as part of the conversion transaction.

Acquisition of FedFirst Financial. Under the Federal Change in Control Act, a notice must be submitted to the OTS if any person (including a company), or group acting in concert, seeks to acquire direct or indirect "control" of a savings and loan holding company or savings association. Under certain circumstances, a change of control may occur, and prior notice is required, upon the acquisition of 10% or more of the outstanding voting stock of the company or institution, unless the OTS has found that the acquisition will not result in a change of control of FedFirst Financial. Under the Change in Control Act, the OTS generally has 60 days from the filing of a complete notice to act, taking into consideration certain factors, including the financial and managerial resources of the acquirer and the anti-trust effects of the acquisition. Any company that acquires control would then be subject to regulation as a savings and loan holding company.

Federal Savings Bank Regulation

Capital Requirements. The OTS capital regulations require savings associations to meet three minimum capital standards: a 1.5% tangible capital to total assets ratio; a 4% Tier 1 capital to total assets leverage ratio (3% for institutions receiving the highest rating on the CAMELS examination rating system); and an 8% risk-based capital ratio. In addition, the prompt corrective action standards discussed below also establish, in effect, a minimum 2% tangible capital standard, a 4% leverage ratio (3% for institutions receiving the highest rating on the CAMELS system) and, together with the risk-based capital standard itself, a 4% Tier 1 risk-based capital standard. The OTS regulations also require that, in meeting the tangible, leverage and risk-based capital standards, institutions must generally deduct investments in and loans to subsidiaries engaged in activities as principal that are not permissible for a national bank.

The risk-based capital standard for savings associations requires the maintenance of Tier 1 (core) and total capital (which is defined as core capital and supplementary capital, less certain specified deductions from total capital such as reciprocal holdings of depository institution capital, instruments and equity investments) to risk-weighted assets of at least 4% and 8%, respectively. In determining the amount of risk-weighted assets, all assets, including certain off-balance sheet activities, recourse obligations, residual interests and direct credit substitutes, are multiplied by a risk-weight factor of 0% to 100%, assigned by the OTS capital regulation based on the risks believed inherent in the type of asset. Core (Tier 1) capital is generally defined as common stockholders' equity (including retained earnings), certain non-cumulative perpetual preferred stock and related surplus, and minority interests in equity accounts of consolidated subsidiaries less intangibles other than certain mortgage servicing rights and credit card relationships. The components of supplementary capital (Tier 2 capital) include cumulative preferred stock, long-term perpetual preferred stock, mandatory convertible securities, subordinated debt and intermediate preferred stock, the allowance for loan and lease losses, limited to a maximum of 1.25% of risk-weighted assets, and up to 45% of unrealized gains on available-for-sale equity securities with readily determinable fair market values. Overall, the amount of supplementary capital included as part of total capital cannot exceed 100% of core capital.

The OTS also has authority to establish individual minimum capital requirements in appropriate cases upon a determination that an institution's capital level is or may become inadequate in light of the particular circumstances. At December 31, 2008, the Bank met each of its capital requirements. See Note 10 of the Notes to Consolidated Financial Statements included in this Annual Report on Form 10-K.

Prompt Corrective Regulatory Action. The OTS is required to take certain supervisory actions against undercapitalized institutions, the severity of which depends upon the institution's degree of undercapitalization. Generally, a savings association that has a ratio of total capital to risk weighted assets of less than 8%, a ratio of Tier 1 (core) capital to risk-weighted assets of less than 4% or a ratio of core capital to total assets of less than 4% (3% or less for institutions with the highest examination rating) is considered to be "undercapitalized." A savings association that has a total risk-based capital ratio less than 6%, a Tier 1 capital ratio of less than 3% or a leverage ratio that is less than 3% is considered to be "significantly undercapitalized" and a savings association that has a tangible capital to assets ratio equal to or less than 2% is deemed to be "critically undercapitalized." Subject to a narrow exception, the OTS is required to appoint a receiver or conservator within specified time frames for an institution that is "critically undercapitalized." The regulation also provides that a capital restoration plan must be filed with the OTS within 45 days of the date a savings association is deemed to have received notice that it is "undercapitalized," "significantly undercapitalized" or "critically undercapitalized." Compliance with the plan must be guaranteed by any parent holding company up to the lesser of 5% of the savings association's total assets when it was deemed to be undercapitalized or the amount necessary to achieve compliance with applicable capital regulations. In addition, numerous mandatory supervisory actions become immediately applicable to an undercapitalized institution, including, but not limited to, increased monitoring by regulators and restrictions on growth, capital distributions and expansion. The OTS could also take any one of a number of discretionary supervisory actions, including the issuance of a capital directive and the replacement of senior executive officers and directors. Significantly and undercapitalized institutions are subject to additional mandatory and discretionary restrictions.

Insurance of Deposit Accounts. The Bank's deposits are insured up to applicable limits by the Deposit Insurance Fund of the FDIC. Under the FDIC's risk-based assessment system, insured institutions are assigned to one of four risk categories based on supervisory evaluations, regulatory capital levels and certain other factors, with less risky institutions paying lower assessments. An institution's assessment rate depends upon the category to which it is assigned. For 2008, assessments ranged from five to forty-three basis points of assessable deposits. Due to losses incurred by the Deposit Insurance Fund in 2008 from failed institutions, and anticipated future losses, the FDIC has adopted a seven basis point increase in the assessment range for the first quarter of 2009. The FDIC has adopted further refinements to its risk-based assessment that are effective April 1, 2009 and make the range seven to 77-1/2 basis points. The FDIC has also imposed a special emergency assessment of 20 basis points of assessable deposits as of June 30, 2009 in order to cover losses to the Deposit Insurance Fund. No institution may pay a dividend if in default of the federal deposit insurance assessment.

Deposit insurance per account owner has been raised from $100,000 to $250,000 for all types of accounts until January 1, 2010. In addition, the FDIC adopted an optional Temporary Liquidity Guarantee Program under which, for a fee, noninterest bearing transaction accounts receive unlimited insurance coverage until December 31, 2009 and certain senior unsecured debt issued by institutions and their holding companies between October 13, 2008 and June 30, 2009 are guaranteed by the FDIC through June 30, 2012. The Bank has opted to participate in the unlimited noninterest bearing transaction account coverage, and the Bank and FedFirst Financial have opted to not participate in the unsecured debt guarantee program.

In addition to the assessment for deposit insurance, institutions are required to make payments on bonds issued in the late 1980s by the Financing Corporation to recapitalize a predecessor deposit insurance fund. That payment is established quarterly and during the calendar year ending December 31, 2008 averaged 1.12 basis points of assessable deposits.

The FDIC has authority to increase insurance assessments. A significant increase in insurance premiums would likely have an adverse effect on the operating expenses and results of operations of the Bank. Management cannot predict what insurance assessment rates will be in the future.

Loans to One Borrower. Generally, subject to certain exceptions, a savings association may not make a loan or extend credit to a single or related group of borrowers in excess of 15% of its unimpaired capital and surplus. An additional amount may be lent, equal to 10% of unimpaired capital and surplus, if secured by specified readily-marketable collateral.

Qualified Thrift Lender Test. Federal law requires savings associations to meet a qualified thrift lender test. Under the test, a savings association is required to either qualify as a "domestic building and loan association" under the Internal Revenue Code or maintain at least 65% of its "portfolio assets" (total assets less: (i) specified liquid assets up to 20% of total assets; (ii) intangibles, including goodwill; and (iii) the value of property used to conduct business) in certain "qualified thrift investments" (primarily residential mortgages and related investments, including certain mortgage-backed securities but also defined to include education, credit card and small business loans) in at least 9 months out of each 12 month period. A savings association that fails the qualified thrift lender test is subject to certain operating restrictions and may be required to convert to a bank charter. As of December 31, 2008, the Bank met the qualified thrift lender test.

Limitation on Capital Distributions. OTS regulations impose limitations upon all capital distributions by a savings association, including cash dividends, payments to repurchase its shares and payments to shareholders of another institution in a cash-out merger. Under the regulations, an application to and prior approval of the OTS is required prior to any capital distribution if the institution does not meet the criteria for "expedited treatment" of applications under OTS regulations (i.e., generally, examination and Community Reinvestment Act ratings in the two top categories), the total capital distributions for the calendar year exceed net income for that year plus the amount of retained net income for the preceding two years, the institution would be undercapitalized following the distribution, or the distribution would otherwise be contrary to a statute, regulation or agreement with the OTS. If an application is not required, the institution must still provide prior notice to the OTS of the capital distribution if, like the Bank, it is a subsidiary of a holding company. In the event the Bank's capital fell below its regulatory requirements or the OTS notified it that it was in need of increased supervision, the Bank's ability to make capital distributions could be restricted. In addition, the OTS could prohibit a proposed capital distribution by any institution, which would otherwise be permitted by the regulation, if the OTS determines that such distribution would constitute an unsafe or unsound practice.

Transactions with Related Parties. The Bank's authority to engage in transactions with "affiliates" (e.g., any entity that controls or is under common control with an institution, including FedFirst Financial and its other subsidiaries) is limited by federal law. The aggregate amount of covered transactions with any individual affiliate is limited to 10% of the capital and surplus of the savings association. The aggregate amount of covered transactions with all affiliates is limited to 20% of the savings association's capital and surplus. Certain transactions with affiliates are required to be secured by collateral in an amount and of a type specified by federal law. The purchase of low quality assets from affiliates is generally prohibited. The transactions with affiliates must be on terms and under circumstances that are at least as favorable to the institution as those prevailing at the time for comparable transactions with non-affiliated companies. In addition, savings associations are prohibited from lending to any affiliate that is engaged in activities that are not permissible for bank holding companies and no savings association may purchase the securities of any affiliate other than a subsidiary.

The Sarbanes-Oxley Act of 2002 generally prohibits loans by FFMHC to its executive officers and directors. However, the law contains a specific exception for loans by a depository institution to its executive officers and directors in compliance with federal banking laws. Under such laws, the Bank's authority to extend credit to executive officers, directors and 10% shareholders ("insiders"), as well as entities such persons control, is limited. The laws limit both the individual and aggregate amount of loans that the Bank may make to insiders based, in part, on the Bank's capital level and requires that certain board approval procedures be followed. Such loans are required to be made on terms substantially the same as those offered to unaffiliated individuals and not involve more than the normal risk of repayment. There is an exception for loans made pursuant to a program that is widely available to all employees of the institution and does not give preference to insiders over other employees. Loans to executive officers are subject to additional restrictions based on the type of loan involved.

Assessments. Savings associations are required to pay assessments to the OTS to fund the agency's operations. The general assessments, paid on a semi-annual basis, are computed based upon the savings association's (including consolidated subsidiaries) total assets, condition and complexity of portfolio. The OTS assessments paid by the Bank for the year ended December 31, 2008 totaled $85,000.

FHLB System. The Bank is a member of the FHLB System, which consists of 12 regional Federal Home Loan Banks. The FHLB provides a central credit facility primarily for member institutions. The Bank, as a member of the FHLB, is required to acquire and hold shares of capital stock in that FHLB. The Bank was in compliance with this requirement with an investment in FHLB stock at December 31, 2008 of $6.9 million. In December 2008, the FHLB of Pittsburgh notified member banks that it was suspending dividend payments and the repurchase of capital stock.

The Federal Home Loan Banks have been required to provide funds for the resolution of insolvent thrifts in the late 1980s and contribute funds for affordable housing programs. These and similar obligations could reduce the amount of dividends that the Federal Home Loan Banks pay to their members and result in the Federal Home Loan Banks imposing a higher rate of interest on advances to their members. In December 2008, the FHLB suspended dividend payments, which will reduce the Bank's net interest income. Future increases to FHLB advances would likely also reduce the Bank's net interest income.

Federal Reserve System. The Federal Reserve Board regulations require savings associations to maintain non-interest earning reserves against their transaction accounts (primarily Negotiable Order of Withdrawal (NOW) and regular checking accounts). The regulations generally provide that reserves be maintained against aggregate transaction accounts as follows: a 3% reserve ratio is assessed on net transaction accounts up to and including $44.4 million; a 10% reserve ratio is applied above $44.4 million. The first $10.3 million of otherwise reservable balances (subject to adjustments by the Federal Reserve Board) are exempted from the reserve requirements. The amounts are adjusted annually. The Bank complies with the foregoing requirements.

FEDERAL AND STATE TAXATION

Federal Income Taxation

General. We report our income on a fiscal year basis using the accrual method of accounting. The federal income tax laws apply to us in the same manner as to other corporations with some exceptions, including particularly our reserve for bad debts discussed below. The following discussion of tax matters is intended only as a summary and does not purport to be a comprehensive description of the tax rules applicable to us. Our federal income tax returns have been either audited or closed under the statute of limitations through tax year 2004. For its 2008 year, First Federal's maximum federal income tax rate was 34%.

FedFirst Financial and First Federal have entered into a tax allocation agreement. Because FedFirst Financial owns 100% of the issued and outstanding capital stock of First Federal, FedFirst Financial and First Federal are members of an affiliated group within the meaning of Section 1504(a) of the Internal Revenue Code, of which group FedFirst Financial is the common parent corporation. As a result of this affiliation, First Federal may be included in the filing of a consolidated federal income tax return with FedFirst Financial and, if a decision to file a consolidated tax return is made, the parties agree to compensate each other for their individual share of the consolidated tax liability and/or any tax benefits provided by them in the filing of the consolidated federal income tax return.

Bad Debt Reserves. For fiscal years beginning before June 30, 1996, thrift institutions that qualified under certain definitional tests and other conditions of the Internal Revenue Code were permitted to use certain favorable provisions to calculate their deductions from taxable income for annual additions to their bad debt reserve. A reserve could be established for bad debts on qualifying real property loans, generally secured by interests in real property improved or to be improved, under the percentage of taxable income method or the experience method. The reserve for nonqualifying loans was computed using the experience method. Federal legislation enacted in 1996 repealed the reserve method of accounting for bad debts and the percentage of taxable income method for tax years beginning after 1995 and requires savings institutions to recapture or take into income certain portions of their accumulated bad debt reserves. Approximately $1.5 million of our accumulated bad debt reserves would not be recaptured into taxable income unless First Federal makes a "non-dividend distribution" to FedFirst Financial as described below.

Distributions. If First Federal makes "non-dividend distributions" to FedFirst Financial, the distributions will be considered to have been made from First Federal's unrecaptured tax bad debt reserves, including the balance of its reserves as of December 31, 1987, to the extent of the "non-dividend distributions," and then from First Federal's supplemental reserve for losses on loans, to the extent of those reserves, and an amount based on the amount distributed, but not more than the amount of those reserves, will be included in First Federal's taxable income. Non-dividend distributions include distributions in excess of First Federal's current and accumulated earnings and profits, as calculated for federal income tax purposes, distributions in redemption of stock, and distributions in partial or complete liquidation. Dividends paid out of First Federal's current or accumulated earnings and profits will not be so included in First Federal's taxable income.

The amount of additional taxable income triggered by a non-dividend is an amount that, when reduced by the tax attributable to the income, is equal to the amount of the distribution. Therefore, if First Federal makes a non-dividend distribution to FedFirst Financial, approximately one and one-half times the amount of the distribution, not in excess of the amount of the reserves, would be includable in income for federal income tax purposes, assuming a 34% federal corporate income tax rate. First Federal does not intend to pay dividends that would result in a recapture of any portion of its bad debt reserves.

State Taxation

FedFirst Financial and its non-thrift Pennsylvania subsidiaries are subject to the Pennsylvania Corporation Net Income Tax and Capital Stock and Franchise Tax. The state Corporate Net Income Tax rate for fiscal years ended 2008, 2007, and 2006 was 9.99% and was imposed on FedFirst Financial's and its non-thrift subsidiaries' unconsolidated taxable income for federal purposes with certain adjustments. In general, the Capital Stock Tax is a property tax imposed at the rate of 0.389% of a corporation's capital stock value, which is determined in accordance with a fixed formula.

First Federal is taxed under the Pennsylvania Mutual Thrift Institutions Tax Act (the "MTIT"), as amended, to include thrift institutions having capital stock. Pursuant to the MTIT, First Federal's tax rate is 11.5%. The MTIT exempts First Federal from all other taxes imposed by the Commonwealth of Pennsylvania for state income tax purposes and from all local taxation imposed by political subdivisions, except taxes on real estate and real estate transfers. The MTIT is a tax upon net earnings, with certain adjustments, determined in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The MTIT, in computing income, allows for the exclusion of interest earned on Pennsylvania and federal securities, while disallowing a percentage of a thrift's interest expense deduction in the proportion of interest income on those securities to the overall interest income of First Federal. Net operating losses, if any, thereafter can be carried forward three years for MTIT purposes. Neither FedFirst Financial nor First Federal has been audited by the Commonwealth of Pennsylvania in the last five years.

ITEM 1A. RISK FACTORS

An investment in shares of our common stock involves various risks. Before deciding to invest in our common stock, you should carefully consider the risks described below in conjunction with the other information in this Annual Report on Form 10-K and information incorporated by reference into this Annual Report on Form 10-K, including our consolidated financial statements and related notes. Our business, financial condition and results of operations could be harmed by any of the following risks or by other risks that have not been identified or that we may believe are immaterial or unlikely. The value or market price of our common stock could decline due to any of these risks, and you may lose all or part of your investment. The risks discussed below also include forward-looking statements, and our actual results may differ substantially from those discussed in these forward-looking statements.

Higher loan losses could require us to increase our allowance for loan losses through a charge to earnings.

When we loan money we incur the risk that our borrowers do not repay their loans. We reserve for loan losses by establishing an allowance through a charge to earnings. The amount of this allowance is based on our assessment of loan losses inherent in our loan portfolio. The process for determining the amount of the allowance is critical to our financial results and condition. It requires subjective and complex judgments about the future, including forecasts of economic or market conditions that might impair the ability of our borrowers to repay their loans. We might underestimate the loan losses inherent in our loan portfolio and have loan losses in excess of the amount reserved. We might increase the allowance because of changing economic conditions. For example, in a rising interest rate environment, borrowers with adjustable rate loans could see their payments increase. There may be a significant increase in the number of borrowers who are unable or unwilling to repay their loans, resulting in our charging off more loans and increasing our allowance. In addition, when real estate values decline, the potential severity of loss on a real estate-secured loan can increase significantly, especially in the case of loans with high combined loan-to-value ratios. Our allowance for loan losses may not be sufficient to cover future loan losses, which would require us to build reserves, thus reducing earnings.

Our market area limits our growth potential.

Our offices are located primarily in small industrial communities in the mid-Monongahela Valley, which is located in the southern suburban area of metropolitan Pittsburgh. Most of these communities have experienced population and economic decline as a result of the decline of the United States steel industry. Because we have an aging customer base and there is little new real estate development in the communities where our offices are located, the opportunities for originating loans and growing deposits in our primary market area are limited. We cannot assure you that our deposits and loan portfolio will not decline in the future. If we are unable to grow our business it will be difficult for us to increase our earnings.

Our expansion strategy may not be successful.

A key component of our strategy to grow and improve profitability is to expand into communities that are experiencing population growth and economic expansion. In July 2006, we opened a new branch in Peters Township in Washington County. In June 2007, we opened a new branch located in the downtown area of Washington, Pennsylvania. We can provide no assurance that we will be successful in increasing the volume of our loans and deposits by expanding our branch network. Building and/or staffing new branch offices will increase our operating expenses. We can provide no assurance that we will be able to manage the costs and implementation risks associated with this strategy so that expansion of our branch network will be profitable.

Changes in interest rates may reduce our profits and asset value.

Our net interest income is the interest we earn on loans and investment less the interest we pay on our deposits and borrowings. Our net interest margin is the difference between the yield we earn on our assets and the interest rate we pay for deposits and our other sources of funding. Changes in interest rates – up or down – could adversely affect our net interest margin and, as a result, our net interest income. Although the yield we earn on our assets and our funding costs tend to move in the same direction in response to changes in interest rates, one can rise or fall faster than the other, causing our net interest margin to expand or contract. Our liabilities tend to be shorter in duration than our assets, so they may adjust faster in response to changes in interest rates. As a result, when interest rates rise, our funding costs may rise faster than the yield we earn on our assets, causing our net interest margin to contract until the yield catches up. Changes in the slope of the "yield curve" – or the spread between short-term and long-term interest rates – could also reduce our net interest margin. Normally, the yield curve is upward sloping, meaning short-term rates are lower than long-term rates. Because our liabilities tend to be shorter in duration than our assets, when the yield curve flattens or even inverts, we could experience pressure on our net interest margin as our cost of funds increases relative to the yield we can earn on our assets.

Our emphasis on real estate lending exposes us to a risk of loss due to a decline in property values.

Substantially all of our loans are secured by real estate in Western Pennsylvania. Current economic conditions, including declines in the housing market, have resulted in declines in real estate values in our market area. These declines in real estate values could cause some of our mortgage and home equity loans to be inadequately collateralized, which would expose us to a greater risk of loss in the event that we seek to recover on defaulted loans by selling the real estate collateral.

A continuation of recent turmoil in the financial markets could have an adverse effect on our financial position or results of operations.

Beginning in 2008, United States and global markets have experienced severe disruption and volatility, and general economic conditions have declined significantly. Adverse developments in credit quality, asset values and revenue opportunities throughout the financial services industry, as well as general uncertainty regarding the economic, industry and regulatory environment, have had a marked negative impact on the industry. The United States and the governments of other countries have taken steps to try to stabilize the financial system, including investing in financial institutions, and have also been working to design and implement programs to improve general economic conditions. Notwithstanding the actions of the United States and other governments, there can be no assurances that these efforts will be successful in restoring industry, economic or market conditions and that they will not result in adverse unintended consequences. Factors that could continue to pressure financial services companies, including FedFirst Financial, are numerous and include (1) worsening credit quality, leading among other things to increases in loan losses and reserves, (2) continued or worsening disruption and volatility in financial markets, leading among other things to continuing reductions in assets values, (3) capital and liquidity concerns regarding financial institutions generally, (4) limitations resulting from or imposed in connection with governmental actions intended to stabilize or provide additional regulation of the financial system, or (5) recessionary conditions that are deeper or last longer than currently anticipated.

Strong competition within our market area could reduce our profits and slow growth.

We face intense competition both in making loans and attracting deposits. This competition has made it more difficult for us to make new loans and at times has forced us to offer higher deposit rates. Price competition for loans and deposits might result in us earning less on our loans and paying more on our deposits, which would reduce net interest income. Competition also makes it more difficult to grow loans and deposits. As of June 30, 2008, we held 0.25% of the deposits in the Pittsburgh metropolitan area. Some of the institutions with which we compete have substantially greater resources and lending limits than we have and may offer services that we do not provide. We expect competition to increase in the future as a result of legislative, regulatory and technological changes and the continuing trend of consolidation in the financial services industry. Our profitability depends upon our continued ability to compete successfully in our market area.

Our purchase of out-of-state loans may expose us to increased lending risks.

Between 2002 and 2005, we purchased $95.4 million of newly originated residential and multi-family real estate loans. The purchased loans are secured by properties throughout the country. Rapid repayments, primarily as a result of the lower interest rate environment since the loans were originated, have reduced the aggregate outstanding principal amount of these loans to $36.9 million at December 31, 2008, which was 15.6% of our total loans. It is difficult to assess the future performance of this part of our loan portfolio because the properties securing these loans are located outside of our market area. We can give no assurance that these loans will not have delinquency or charge-off levels above our historical experience, which would adversely affect our future performance.

We operate in a highly regulated environment and we may be adversely affected by changes in laws and regulations.

We are subject to extensive regulation, supervision and examination by the OTS, our chartering authority, and by the FDIC, as insurer of our deposits. FFMHC, FedFirst Financial and First Federal are all subject to regulation and supervision by the OTS. Such regulation and supervision governs the activities in which an institution and its holding company may engage, and are intended primarily for the protection of the insurance fund and the depositors and borrowers of First Federal rather than for holders of FedFirst Financial common stock. Regulatory authorities have extensive discretion in their supervisory and enforcement activities, including the imposition of restrictions on our operations, the classification of our assets and determination of the level of our allowance for loan losses. As a result of the current market turmoil, there is a potential for new laws and regulations regarding lending and funding practices and liquidity standards and bank regulatory agencies are expected to be very aggressive in responding to concerns and trends identified in examinations. In addition, the FDIC, which has imposed a one-time special assessment to increase the balance of the Deposit Insurance Fund, may raise deposit insurance premiums further and/or impose additional special assessments. Any change in such regulation and oversight, whether in the form of regulatory policy, regulations, legislation or supervisory action, may have a material impact on our operations.

FFMHC's majority control of our common stock will enable it to exercise voting control over most matters put to a vote of stockholders and will prevent stockholders from forcing a sale or a second-step conversion transaction you may find advantageous.

FFMHC owns a majority of FedFirst Financial's common stock and, through its Board of Directors, will be able to exercise voting control over most matters put to a vote of stockholders. The same directors and officers who manage FedFirst Financial and First Federal also manage FFMHC. As a federally chartered mutual holding company, the Board of Directors of FFMHC must ensure that the interests of depositors of First Federal are represented and considered in matters put to a vote of stockholders of FedFirst Financial. Therefore, the votes cast by FFMHC may not be in your personal best interest as a stockholder. For example, FFMHC may exercise its voting control to defeat a stockholder nominee for election to the Board of Directors of FedFirst Financial. In addition, stockholders will not be able to force a merger or second-step conversion transaction without the consent of FFMHC. Some stockholders may desire a sale or merger transaction, since stockholders typically receive a premium for their shares, or a second-step conversion transaction, since fully converted institutions tend to trade at higher multiples than mutual holding companies.

OTS policy on remutualization transactions could prohibit acquisition of FedFirst Financial, which may adversely affect our stock price.

Current OTS regulations permit a mutual holding company to be acquired by a mutual institution in a remutualization transaction. However, the OTS has issued a policy statement indicating that it views remutualization transactions as raising significant issues concerning disparate treatment of minority stockholders and mutual members of the target entity and raising issues concerning the effect on the mutual members of the acquiring entity. Under certain circumstances, the OTS intends to give these issues special scrutiny and reject applications providing for the remutualization of a mutual holding company unless the applicant can clearly demonstrate that the OTS's concerns are not warranted in the particular case. Should the OTS prohibit or otherwise restrict these transactions in the future, our per share stock price may be adversely affected.

ITEM 1B. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 2. PROPERTIES

We conduct our business through our main office and branch offices. The following table sets forth certain information relating to these facilities at December 31, 2008 (dollars in thousands).

Location	Year Opened	Square Footage	Date of Lease Expiration	Owned/ Leased	Net Book Value at December 31, 2008
First Federal Savings Bank:					
Donner at Sixth Street Monessen, PA 15062	1970	11,430	N/A	Owned	$188
557 Donner at Sixth Street Monessen, PA 15062 (1)	1980	6,625	N/A	Owned	15
235 West Main Street PO Box 141 Monongahela, PA 15063	1965	6,323	N/A	Owned	51
1670 Broad Avenue Belle Vernon, PA 15012	1974	5,048	N/A	Owned	214
545 West Main Street Uniontown, PA 15401 (2)	1975	4,160	N/A	Owned	129
Park Centre Plaza 1711 Grand Boulevard Monessen, PA 15062	1985	1,575	2/28/10	Leased	—
Meldon at Sixth Street PO Box 442 Donora, PA 15033	1980	2,609	N/A	Owned	215
101 Independence Street PO Box 625 Perryopolis, PA 15473	1986	1,992	N/A	Owned	38
3515 Washington Road McMurray, PA 15317	2006	2,535	2/28/11	Leased	—
95 West Beau Street Suite 130 Washington, PA 15301	2007	3,355	4/30/17	Leased	—
Exchange Underwriters: 121 West Pike Street Canonsburg, PA 15317	1982	3,500	5/31/12	Leased	—

(1)Administrative offices.
(2)The property is subject to a ground lease that expires in 2009.

ITEM 3. LEGAL PROCEEDINGS

Periodically, there have been various claims and lawsuits against us, such as claims to enforce liens, condemnation proceedings on properties in which we hold security interests, claims involving the making and servicing of real property loans and other issues incident to our business. We are not a party to any pending legal proceedings that we believe would have a material adverse effect on our financial condition, results of operations or cash flows.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

None.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS, AND ISSUER PURCHASES OF EQUITY SECURITIES

Market, Holder and Dividend Information

The Company's common stock is listed on the NASDAQ Capital Market under the trading symbol "FFCO." The following table sets forth the high and low sales prices of the common stock for the four quarters of 2008 and 2007, as reported on the NASDAQ Capital Market.

	2008		2007	
Quarter	**High**	**Low**	**High**	**Low**
First Quarter	$9.30	$8.00	$9.70	$8.64
Second Quarter	8.30	5.41	9.69	8.64
Third Quarter	8.00	5.35	9.30	8.66
Fourth Quarter	6.20	4.21	9.45	8.50

FedFirst Financial has not declared or paid any dividends to date to its stockholders. FedFirst Financial's ability to pay dividends is dependent on dividends received from First Federal. For a discussion of restrictions on the payment of cash dividends by First Federal, see "*Business – Regulation and Supervision – Federal Savings Bank Regulation – Limitation on Capital Distributions*" in this Annual Report on Form 10-K.

As of March 11, 2009, there were approximately 192 holders of record of the Company's common stock, excluding the number of persons or entities holding stock in street name through various brokerage firms.

Purchases of Equity Securities

The Company made the following purchases of its common stock during the three months ended December 31, 2008.

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of the Publicly Announced Programs [(1)]	Maximum Number of Shares that May Yet Be Purchased Under the Programs [(1)]
October 2008	15,000	$5.66	15,000	83,250
November 2008	13,500	5.30	13,500	69,750
December 2008	—	—	—	69,750
Total	28,500	5.49	28,500	

(1) On May 23, 2008, the Company announced that the board of directors had approved a program allowing the Company to repurchase up to 140,000 shares of the Company's outstanding common stock, which was approximately 5% of outstanding shares held by persons other than FFMHC on that date. This repurchase program was scheduled to expire on November 30, 2008, but was extended to May 31, 2009. On February 6, 2009, the Company announced the cancellation of this program. At the time of cancellation, the Company had purchased 85,250 shares of common stock under the program at an average price of $5.76.

ITEM 6. SELECTED FINANCIAL DATA

Not applicable as the Company is a smaller reporting company.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

The objective of this section is to help stockholders and potential investors understand our views on our results of operations and financial condition. You should read this discussion in conjunction with the Consolidated Financial Statements and Notes to the Consolidated Financial Statements included in this Annual Report on Form 10-K.

Overview

Income. Our primary source of pre-tax income is net interest income. Net interest income is the difference between interest income, which is the income that we earn on our loans and investments, and interest expense, which is the interest that we pay on our deposits and borrowings. Other significant sources of pre-tax income are service charges (mostly from service charges on deposit accounts), commissions from the sale of insurance products and bank-owned life insurance. In some years we may also recognize income from the sale of securities.

Allowance for Loan Losses. The allowance for loan losses is a valuation allowance for probable losses inherent in the loan portfolio. We evaluate the need to establish allowances against losses on loans on a quarterly basis. When additional allowances are necessary, a provision for loan losses is charged to earnings.

Expenses. The noninterest expenses we incur in operating our business consist of compensation and employee benefits expenses, occupancy expenses which include depreciation, FDIC insurance premiums, data processing expenses and other miscellaneous expenses.

Compensation and employee benefits consist primarily of: salaries and wages paid to our employees; payroll taxes; and expenses for health insurance, retirement plans, equity compensation plans and other employee benefits.

Occupancy expenses, which are the fixed and variable costs of buildings and equipment, consist primarily of depreciation charges, lease expense, furniture and equipment expenses, maintenance, real estate taxes and costs of utilities.

Federal insurance premiums are payments we make to the FDIC for insurance of our deposit accounts.

Data processing expenses are the fees we pay to third parties for processing customer information, deposits and loans.

Other expenses include advertising, professional services, stationary, printing, and supplies, telephone, postage, correspondent bank fees, real estate owned expenses, and other miscellaneous operating expenses.

Critical Accounting Policies

We consider accounting policies involving significant judgments and assumptions by management that have, or could have, a material impact on the carrying value of certain assets or on income to be critical accounting policies. We consider the following to be our critical accounting policies: allowance for loan losses, deferred income taxes, goodwill, and other-than-temporary-impairment.

Allowance for Loan Losses. The allowance for loan losses is the amount estimated by management as necessary to cover losses inherent in the loan portfolio at the balance sheet date. The allowance is established through the provision for loan losses, which is charged to income.

Determining the amount of the allowance for loan losses necessarily involves a high degree of judgment. Among the material estimates required to establish the allowance are: loss exposure at default; the amount and timing of future cash flows on larger impaired loans; value of collateral; and determination of loss factors to be applied to the various elements of the portfolio. All of these estimates are susceptible to significant change. Management reviews the level of the allowance on a quarterly basis and establishes the provision for loan losses based upon an evaluation of the portfolio, past loss experience, current economic conditions and other factors related to the collectibility of the loan portfolio. Although we believe that we use the best information available to establish the allowance for loan losses, future adjustments to the allowance may be necessary if economic conditions differ substantially from the assumptions used in making the evaluation. In addition, the OTS, as an integral part of its examination process, periodically reviews our allowance for loan losses. Such agency may require us to recognize adjustments to the allowance based on its judgments about information available to it at the time of its examination. A large loss could deplete the allowance and require increased provisions to replenish the allowance, which would negatively affect earnings. See Notes 1 and 3 of the Notes to Consolidated Financial Statements included in this Annual Report on Form 10-K.

Deferred Income Taxes. We use the asset and liability method of accounting for income taxes as prescribed in Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. If current available information raises doubt as to the realization of the deferred tax assets, a valuation allowance is established. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. We exercise significant judgment in evaluating the amount and timing of recognition of the resulting tax liabilities and assets. These judgments require us to make projections of future taxable income. The judgments and estimates we make in determining our deferred tax assets, which are inherently subjective, are reviewed on a continual basis as regulatory and business factors change. Any reduction in estimated future taxable income may require us to record an additional valuation allowance against our deferred tax assets. An increase in the valuation allowance would result in additional income tax expense in the period, which would negatively affect earnings.

Goodwill. In connection with our acquisition of Exchange Underwriters, we recorded $1.1 million of goodwill. As required by Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," goodwill is no longer amortized but is subject, at a minimum, to annual tests for impairment. The SFAS No. 142 goodwill impairment model is a two-step process. First, it requires a comparison of the book value of net assets to the fair value of the related operations that have goodwill assigned to them. If the fair value is determined to be less than book value, a second step is performed to compute the amount of the impairment. We estimate the fair values of the related operations using discounted cash flows. The forecasts of future cash flows are based on our best estimate of future revenues and operating costs, based primarily on contracts in effect, new accounts and cancellations and operating budgets. The impairment analysis requires management to make subjective judgments concerning how the acquired assets will perform in the future. Events and factors that may significantly affect the estimates include competitive forces, customer behaviors and attrition, changes in revenue growth trends, cost structures and industry and market trends. Changes in these forecasts could cause a reporting unit to either pass or fail the first step in the SFAS No. 142 goodwill impairment model, which could significantly change the amount of impairment recorded. Our annual assessment of potential goodwill impairment was completed in the fourth quarter of 2008. Based on the results of this assessment, no goodwill impairment was recognized.

Other-Than-Temporary-Impairment. We evaluate securities for impairment based on the three step model outlined in Financial Accounting Standards Board Staff Position FAS 115-1 and 124-1 *The Meaning of Other-Than-Temporary-Impairment and Its Application to Certain Investments.* The three step model includes identifying impairment, determining whether the impairment is other-than-temporary and, if so, recognizing the impairment loss. An investment is impaired if its fair value is less than its cost basis. We assess impairment at the individual security level on a quarterly basis. Determining the amount of the other-than-temporary-impairment involves a high degree of subjective judgments and may include evaluating the following impairment indicators:

- Significant deterioration in the investee's earnings performance, credit rating, asset quality, or business prospects.
- Significant adverse change in the investee's regulatory, economic, or technological environment or in the general market conditions of either the geographic area or the industry in which the investee operates.
- Bona fide, solicited-or-unsolicited offer to buy the same or a similar security for an amount less than cost or a completed auction process for the same or similar security indicating a decline in the investment's fair value.
- Events or conditions that raise significant concerns about the investee's ability to continue as a going concern, such as negative cash flows from operations, working-capital deficiencies, or noncompliance with statutory capital requirements or debt covenants.

An impaired state may end either because fair value recovers at least up to its cost or because the investor recognizes an other-than-temporary-impairment loss. Once impairments are identified, a determination is made on whether they are temporary or other-than-temporary. The loss recognized on an identified other-than-temporary-impairment is the difference between the investment's cost and its fair value at the balance-sheet date. This establishes a new cost basis for the investment, which is not adjusted for subsequent recoveries of fair value. We subsequently account for other-than-temporarily-impaired debt securities as though those securities had been purchased on the measurement date of the impairment. The discount or reduced premium recorded for the debt security is amortized over the remaining life of the security based on the amount and timing of estimated future cash flows.

Balance Sheet Analysis

Loans. Our primary lending activity has been the origination of loans secured by real estate. We originate one-to-four family residential loans, commercial and multi-family real estate loans and construction loans. We also originate commercial business and consumer loans. In order to improve the mix and profitability of our loan portfolio, we have recently emphasized the origination of commercial real estate and business loans and home equity loans.

Total loans increased $44.6 million or 23.2%, to $236.9 million at December 31, 2008 compared to $192.3 million at December 31, 2007.

The largest segment of our loan portfolio is one-to-four family residential loans. These loans increased $20.4 million, or 15.1%, to $155.9 million and represented 65.7% of total loans at December 31, 2008, compared to $135.5 million, or 70.4% of total loans, at December 31, 2007.

Commercial real estate loans increased $9.8 million to $24.3 million and represented 10.3% of total loans at December 31, 2008, compared to $14.5 million, or 7.5% of total loans, at December 31, 2007. The increase was the result of the Company's continued focus on growing its commercial loan portfolio by becoming a greater presence in the business community.

Multi-family real estate loans decreased $1.0 million, or 8.7%, to $10.9 million and represented 4.6% of total loans at December 31, 2008, compared to $12.0 million, or 6.2% of total loans, at December 31, 2007. The decrease was the result of prepayments and pay-downs of purchased multi-family loans.

Construction loans increased $6.6 million, or 99.0%, to $13.3 million and represented 5.7% of total loans at December 31, 2008, compared to $6.7 million, or 3.5% of total loans, at December 31, 2007. Residential construction loans increased $3.2 million, or 47.4% to $9.8 million. At December 31, 2008, there were two commercial construction loans totaling $3.4 million. There were no commercial construction loans at December 31, 2007.

We originate commercial business loans secured by business assets other than real estate, such as business equipment, inventory and accounts receivable. Commercial business loans increased $4.1 million, or 95.2%, to $8.5 million and represented 3.6% of total loans at December 31, 2008, compared to $4.3 million, or 2.3% of total loans, at December 31, 2007. This increase from the prior year represents the Company's continued focus on developing business relationships and improving the mix and profitability of our loan portfolio.

We also originate a variety of consumer loans, including home equity lines of credit, home equity installment loans, loans on savings accounts, and personal lines of credit. Consumer loans increased $4.6 million, or 23.9%, to $24.1 million at December 31, 2008, compared to $19.4 million at December 31, 2007 and represented 10.1% of total loans both years. Home equity loans, which increased $4.5 million, or 25.1% to $22.3 million, accounted for the majority of the increase in consumer loans.

The following table sets forth the composition of our loan portfolio at the dates indicated (dollars in thousands).

December 31,	2008		2007		2006		2005		2004	
	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
Real estate - mortgage:										
One-to-four family residential	$155,871	65.7%	$135,453	70.4%	$133,821	75.2%	$133,189	76.3%	$111,333	69.5%
Multi-family	10,946	4.6	11,985	6.2	18,410	10.3	21,552	12.3	26,995	16.9
Commercial	24,301	10.3	14,483	7.5	5,437	3.1	4,121	2.4	5,401	3.4
Total real estate - mortgage	191,118	80.6	161,921	84.1	157,668	88.6	158,862	91.0	143,729	89.8
Real estate - construction:										
Residential	9,833	4.2	6,671	3.5	5,021	2.8	4,366	2.5	5,584	3.5
Commercial	3,443	1.5	—	—	1,750	1.0	1,000	0.6	94	0.1
Total real estate - construction	13,276	5.7	6,671	3.5	6,771	3.8	5,366	3.1	5,678	3.6
Consumer:										
Home equity	22,344	9.4	17,862	9.3	9,470	5.3	6,264	3.6	6,442	4.0
Loans on savings accounts	886	0.4	675	0.4	493	0.3	416	0.2	245	0.2
Home improvement	233	0.1	281	0.1	381	0.2	470	0.3	668	0.4
Other	588	0.2	592	0.3	531	0.3	1,955	1.1	2,303	1.4
Total consumer	24,051	10.1	19,410	10.1	10,875	6.1	9,105	5.2	9,658	6.0
Commercial business	8,474	3.6	4,341	2.3	2,616	1.5	1,271	0.7	948	0.6
Total loans	236,919	100.0%	192,343	100.0%	177,930	100.0%	174,604	100.0%	160,013	100.0%
Net premium on loans purchased	120		191		326		358		401	
Net deferred loan costs	850		491		432		385		393	
Loans in process	(5,899)		(3,614)		(3,104)		(3,385)		(3,374)	
Allowance for losses	(1,806)		(1,457)		(866)		(800)		(725)	
Loans, net	$230,184		$187,954		$174,718		$171,162		$156,708	

The following table sets forth certain information at December 31, 2008 regarding the dollar amount of loans maturing during the periods indicated. The table does not include any estimate of prepayments, which significantly shorten the average life of loans and may cause our actual repayment experience to differ from that shown below. Demand loans having no stated schedule of repayments and no stated maturity are reported as due in one year or less. Real estate – construction loans will be converted to a real estate – mortgage loan at the end of the construction period and are reported based on the maturity date of the real estate – mortgage loan (dollars in thousands).

	Amounts Due in			
	One Year or Less	**One to Five Years**	**After Five Years**	**Total**
Real estate - mortgage	$ 1,492	$ 5,722	$ 183,904	$ 191,118
Real estate - construction	—	—	13,276	13,276
Consumer	1,782	947	21,322	24,051
Commercial business	3,002	4,563	909	8,474
Total	$ 6,276	$ 11,232	$ 219,411	$ 236,919

The following table sets forth the dollar amount of all loans at December 31, 2008 that are due after December 31, 2009 and have either fixed or adjustable interest rates (dollars in thousands).

	Fixed	**Adjustable**	**Total**
Real estate - mortgage	$ 171,930	$ 17,696	$ 189,626
Real estate - construction	13,276	—	13,276
Consumer	20,999	1,270	22,269
Commercial business	5,155	317	5,472
Total	$ 211,360	$ 19,283	$ 230,643

Our adjustable rate mortgage loans generally do not provide for downward adjustments below the initial contract rate. This feature has prevented some loans from adjusting downwards in a declining interest rate environment. When market interest rates rise, the interest rates on these loans will not increase until the contract rate (the index plus the margin) exceeds the interest rate floor.

Securities. Our securities portfolio consists primarily of Government-sponsored enterprise securities, mortgage-backed securities, guaranteed REMIC pass-through certificates, and corporate debt securities.

REMICs (real estate mortgage investment conduits) represent a participation interest in a pool of mortgages. REMICs are created by redirecting the cash flows from the pool of mortgages underlying those securities to create two or more classes (or tranches) with different maturity or risk characteristics designed to meet a variety of investor needs and preferences. REMICs may be sponsored by private issuers, such as money center banks or mortgage bankers, or by U.S. Government agencies and Government-sponsored enterprises. We believe that these securities represent attractive alternatives relative to other investments due to the wide variety of maturity, repayment and interest rate options available.

The Company reviews its position quarterly to determine if there is an other-than-temporary-impairment on any of its securities. The policy of the Company is to recognize an other-than-temporary-impairment on equity securities where the fair value has been significantly below cost for three consecutive quarters. For fixed-maturity investments with unrealized losses due to interest rates where the Company has the positive intent and ability to hold the investment for a period of time sufficient to allow a market recovery, declines in value below cost are not assumed to be other-than-temporary. The Company evaluates the creditworthiness of the issuers/guarantors as well as the underlying collateral, if applicable. The Company also monitors the credit ratings of all securities for downgrades as well as placement on negative outlook or credit watch. Management may also evaluate other facts and circumstances that may be indicative of an other-than-temporary-impairment condition.

The Company invests in and is subject to credit risk related to private label mortgage-backed securities that are directly supported by underlying mortgage loans. The Company's private label mortgage-backed securities are credit-enhanced, senior tranches of securities in which the subordinate classes of the securities provide credit support for the senior class of securities. Losses in the underlying loan pool would generally have to exceed the credit support provided by the subordinate classes of securities before the senior class of securities would experience any credit losses. At December 31, 2008, the Company had a total of 17 private label mortgage-backed securities with an amortized cost of $14.3 million and a fair market value of $9.2 million.

As part of the Company's review of its available for sale securities at December 31, 2008, it was determined that 11 private label mortgage-backed securities for vintages 2005 through 2007 with an unrealized loss of $4.8 million had other-than-temporary-impairment. Of these securities, 9 were significantly downgraded by the rating agencies in December 2008 with all but one accorded below investment grade status. In addition to the decrease in fair market value, the underlying assets reflected further deterioration with respect to delinquencies, foreclosures and payment speed which identified a potential loss of principle based on cash flow analysis.

The Company also invests in corporate debt and is subject to credit risk related to pooled Trust Preferred insurance corporation term obligations. Corporate debt securities generally have greater credit risk than Government-sponsored enterprises securities and generally have higher yields than government securities of similar duration. Therefore, we limit the amount of the portfolio based on these concerns. At December 31, 2008, we held corporate debt securities with a carrying value of $1.7 million.

Securities at amortized cost decreased $1.9 million, or 2.2%, to $87.3 million at December 31, 2008. In 2008, there were security purchases of $49.1 million, which were partially offset by sales of $29.7 million, calls of $4.4 million, and paydowns. In the first quarter of 2008, various sales and purchases were made based on an evaluation of the securities portfolio in light of the current economic environment, whereby the Company determined there were several securities likely to be called. Additional purchases and sales occurred in the fourth quarter of 2008 to improve the overall yield on the securities portfolio. In addition, the REMIC amortized cost was reduced as a result of the recognition of a $4.8 million other-than-temporary-impairment.

The following table sets forth the amortized cost and fair value of the securities portfolio at the dates indicated (dollars in thousands).

December 31,	2008		2007		2006	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Government-sponsored enterprises	$ 9,267	$ 9,366	$ 22,321	$ 22,674	$ 30,475	$ 30,036
Mortgage-backed	41,359	41,980	34,948	35,153	14,892	14,885
REMICs	32,590	32,383	27,875	27,477	34,831	34,121
Corporate debt	3,995	1,655	3,995	3,720	4,010	3,954
Equities	49	49	49	49	49	49
Total securities available-for-sale	$ 87,260	$ 85,433	$ 89,188	$ 89,073	$ 84,257	$ 83,045

At December 31, 2008, we had no investments in a single company or entity (other than with Government-sponsored enterprises) that had an aggregate book value in excess of 10% of our equity.

The following table sets forth the stated maturities and weighted average yields of our mortgage-backed and debt securities at December 31, 2008. Certain mortgage-backed securities have adjustable interest rates and will reprice periodically within the various maturity ranges. These repricing schedules are not reflected in the table below. At December 31, 2008, mortgage-backed securities and REMICs with adjustable rates totaled $10.0 million (dollars in thousands).

	Amounts Due in									
	One Year or Less		One Year to Five Years		Five Years to Ten Years		After Ten Years		Total	
	Carrying Value	Weighted Average Yield	Carrying Value	Weighted Average Yield	Carrying Value	Weighted Average Yield	Carrying Value	Weighted Average Yield	Carrying Value	Weighted Average Yield
Government-sponsored enterprises	$ —	—%	$ —	—%	$ 8,357	5.64%	$ 1,009	6.03%	$ 9,366	5.68%
Mortgage-backed	1	9.25	2	9.25	404	4.65	41,573	5.47	41,980	5.47
REMICs	1	4.18	1,180	5.25	4,403	5.38	26,799	5.27	32,383	5.28
Corporate debt	—	—	—	—	—	—	1,655	4.22	1,655	4.22
Total available-for-sale debt securities	$ 2	5.96%	$ 1,182	5.26%	$ 13,164	5.52%	$ 71,036	5.34%	$ 85,384	5.36%
Equity securities									49	
Total securities available-for-sale									$ 85,433	

Deposits. Our deposit base is comprised of demand deposits, savings accounts, money market accounts and certificates of deposits. We consider demand deposits, savings accounts and money market accounts to be core deposits. Total deposits increased $17.2 million, or 11.1%, for the year ended December 31, 2008, as money market deposit accounts increased $30.2 million and noninterest-bearing deposits increased $3.1 million, partially offset by a $14.9 million decrease in certificates of deposit. Money market account growth was due to the marketing of select promotional rates. The increase has provided an opportunity for funding loan originations. The increase was partially offset by decreases in short-term certificates of deposit, savings account and interest-bearing demand deposits as customers shifted their funds to accounts with more attractive interest rates. Our focus remains on building and fostering relationships with current customers and attracting new customers.

The following table sets forth the balances of our deposit products at the dates indicated (dollars in thousands).

	2008		2007		2006	
	Amount	**Percent**	**Amount**	**Percent**	**Amount**	**Percent**
Noninterest-bearing demand deposits	$ 12,005	6.9%	$ 8,918	5.7%	$ 5,409	3.8%
Interest-bearing demand deposits	11,336	6.6	11,864	7.6	12,530	8.7
Savings accounts	22,477	13.0	23,056	14.8	26,525	18.5
Money market accounts	43,873	25.4	13,676	8.8	7,663	5.3
Certificates of deposit	83,113	48.1	98,044	63.1	91,368	63.7
Total deposits	$ 172,804	100.0%	$ 155,558	100.0%	$ 143,495	100.0%

The following table indicates the amount of jumbo certificates of deposit by time remaining until maturity at December 31, 2008. Jumbo certificates of deposit require minimum deposits of $100,000 (dollars in thousands).

Maturity Period	**Certificates of Deposit**
Three months or less	$ 2,631
Over three through six months	2,340
Over six through twelve months	1,907
Over twelve months	7,585
Total jumbo certificates	$ 14,463

The following table sets forth certificates of deposit classified by rates at the dates indicated (dollars in thousands).

December 31,	**2008**	**2007**	**2006**
1.01 - 2.00%	$ —	$ —	$ 5
2.01 - 3.00%	24,950	4,415	9,944
3.01 - 4.00%	30,358	16,024	20,008
4.01 - 5.00%	20,674	51,507	31,152
5.01 - 6.00%	4,543	23,177	24,068
6.01 - 7.00%	2,588	2,921	6,191
Total certificates of deposits	$ 83,113	$ 98,044	$ 91,368

The following table sets forth the amount and maturities of certificates of deposit at December 31, 2008 (dollars in thousands).

	Amounts Due in						
	One Year or Less	**One to Two Years**	**Two to Three Years**	**Three to Four Years**	**After Four Years**	**Total**	**Percent of Total**
2.01 - 3.00%	$ 23,239	$ 1,308	$ 345	$ 58	$ —	$ 24,950	30.0%
3.01 - 4.00%	9,738	14,550	1,130	2,097	2,843	30,358	36.5
4.01 - 5.00%	5,783	4,065	1,305	3,192	6,329	20,674	24.9
5.01 - 6.00%	2,325	557	1,025	454	182	4,543	5.5
6.01 - 7.00%	—	1,729	859	—	—	2,588	3.1
Total	$ 41,085	$ 22,209	$ 4,664	$ 5,801	$ 9,354	$ 83,113	100.0%

The following table sets forth deposit activity for the periods indicated (dollars in thousands).

Years Ended December 31,	2008	2007	2006
Beginning balance	$ 155,558	$ 143,495	$ 124,897
Increase before interest credited	12,019	6,801	15,105
Interest credited	5,227	5,262	3,493
Net increase in deposits	17,246	12,063	18,598
Deposits at end of year	$ 172,804	$ 155,558	$ 143,495

Borrowings. We utilize borrowings from the FHLB of Pittsburgh and, to a limited extent, repurchase agreements to supplement our funding for loans and securities (dollars in thousands).

Years Ended December 31,	2008	2007	2006
Maximum amount outstanding at any month end during the year	$ 135,337	$ 101,074	$ 98,766
Average amounts outstanding during the year	120,704	82,880	90,308
Weighted average rate during the year	3.99%	4.32%	4.04%
Balance outstanding at end of year	$ 132,410	$ 101,074	$ 89,323
Weighted average rate at end of year	3.87%	4.30%	4.22%

Borrowings increased $31.3 million, or 31.0%, in the year ended December 31, 2008. These advances mature in 2009 through 2014. The increase in borrowings was necessary to fund loan growth. The weighted average interest rate at the end of the year decreased compared to the prior year end as the new advances were at lower rates and any maturing advances were replaced throughout the year with lower cost advances.

Stockholders' Equity. Stockholders' equity decreased $4.5 million, or 10.2%, to $39.3 million at December 31, 2008 primarily as a result of net loss for the year, the repurchase of common stock, and a $1.0 million increase in the unrealized loss position of the securities portfolio after recognition of the impairment loss on securities.

Results of Operations for the Years Ended December 31, 2008 and 2007

Overview.

(Dollars in thousands)	2008	2007
Net loss	$ (2,145)	$ (1,955)
Return on average assets	(0.64)%	(0.68)%
Return on average equity	(5.14)	(4.30)
Average equity to average assets	12.41	15.93

The Company had a net loss of $2.1 million for 2008, compared to a net loss of $2.0 million for 2007. The net loss for 2008 was primarily due to the recognition of a $4.8 million impairment on securities. The net loss for 2007 was primarily due to the recognition of a $1.4 million loss from the restructuring of the securities portfolio.

Net Interest Income. Net interest income increased $1.8 million, or 28.1%, to $8.3 million for the year ended December 31, 2008. Our net interest spread and net interest margin were 2.15% and 2.61%, respectively, for the year ended December 31, 2008 as compared to 1.85% and 2.43%, respectively, for the year ended December 31, 2007.

Total interest income increased $2.7 million, or 17.8%, to $18.0 million for the year ended December 31, 2008. Interest income on loans increased $1.8 million, due to the increase in average volume of $28.6 million, of which one-to-four family, commercial real estate, and home equity were the primary contributors. Interest income on securities increased $1.1 million, or 26.9%. This increase was primarily due to an increase in the average volume of $20.4 million related to $49.1 million in purchases partially offset by $29.8 million in sales. This activity was based on an evaluation of the securities portfolio in light of the current economic environment, whereby the Company determined in the first quarter of 2008 that there were several securities likely to be called. Other interest-earning assets income decreased $231,000 or 43.6% primarily as a result of a decrease of 295 basis points in the average yield, partially offset by a $1.9 million increase in the average balance. The key components that comprise other interest-earning assets are the FHLB Stock and our FHLB demand account.

Total interest expense increased $884,000, or 10.1%, to $9.6 million for the year ended December 31, 2008. Interest expense on deposits decreased $350,000, or 6.8%, as a result of a decrease in the average cost of 48 basis points due to declining rates on our certificates of deposit and money market accounts. The decrease in the average cost was partially offset by an increase in the average balance of $11.3 million, primarily related to an increase in money market accounts. Interest expense on borrowings increased $1.2 million primarily due to an increase of $37.8 million in the average balance to fund loan and security growth. The increase in the average balance was partially offset by an decrease in average cost of 33 basis points as new borrowings were added at lower costs.

Average Balances and Yields. The following table presents information regarding average balances of assets and liabilities, the total dollar amounts of interest income and dividends from average interest-earning assets, the total dollar amounts of interest expense on average interest-bearing liabilities, and the resulting average yields and costs. The yields and costs for the periods indicated are derived by dividing income or expense by the average balances of assets or liabilities, respectively, for the periods presented (dollars in thousands).

Years Ended December 31,	**2008**			**2007**		
	Average Balance	**Interest and Dividends**	**Yield/ Cost**	**Average Balance**	**Interest and Dividends**	**Yield/ Cost**
Assets:						
Interest-earning assets:						
Loans, net [1][2]	$ 209,335	$ 12,347	5.90%	$ 180,781	$ 10,535	5.83%
Securities [3]	97,968	5,313	5.42	77,593	4,186	5.39
Other interest-earning assets	11,438	299	2.61	9,534	530	5.56
Total interest-earning assets	318,741	$ 17,959	5.63	267,908	$ 15,251	5.69
Noninterest-earning assets	17,374			17,659		
Total assets	$ 336,115			$ 285,567		
Liabilities and Stockholders' equity:						
Interest-bearing liablities:						
Interest-bearing demand deposits	$ 11,792	$ 56	0.47%	$ 12,855	$ 61	0.47%
Savings accounts	23,312	183	0.79	24,887	250	1.00
Money market accounts	30,435	956	3.14	11,717	464	3.96
Certificates of deposit	91,058	3,629	3.99	95,856	4,399	4.59
Total interest-bearing deposits	156,597	4,824	3.08	145,315	5,174	3.56
Borrowings	120,704	4,813	3.99	82,880	3,579	4.32
Total interest-bearing liabilities	277,301	9,637	3.48	228,195	8,753	3.84
Noninterest-bearing liabilities	17,088			11,881		
Total liabilities	294,389			240,076		
Stockholders' equity	41,726			45,491		
Total liabilities and stockholders' equity	$ 336,115			$ 285,567		
Net interest income		$ 8,322			$ 6,498	
Interest rate spread [4]			2.15%			1.85%
Net interest margin [5]			2.61			2.43
Average interest-earning assets to average interest-bearing liablities			114.94%			117.40%

(1) Amount is net of deferred loan costs, loans in process, and estimated allowance for loan losses.

(2) Amount includes nonaccrual loans in average balances only.

(3) Amount does not include effect of unrealized (loss) gain on securities available-for-sale.

(4) Interest rate spread represents the difference between the yield on interest-earning assets and the cost of interest-bearing liabilities.

(5) Net interest margin represents net interest income divided by average interest-earning assets.

Rate/Volume Analysis. The following table sets forth the effects of changing rates and volumes on our net interest income (dollars in thousands). The volume column shows the effects attributable to changes in volume (changes in volume multiplied by prior rate). The rate column shows the effects attributable to changes in rate (changes in rate multiplied by prior volume). The total column represents the sum of change. Changes related to volume/rate are prorated into volume and rate components.

	2008 Compared to 2007		
	Increase (Decrease) Due to		
	Volume	Rate	Total
Interest and dividend income:			
Loans, net	$ 1,684	$ 128	$ 1,812
Securities	1,104	23	1,127
Other interest-earning assets	91	(322)	(231)
Total interest-earning assets	2,879	(171)	2,708
Interest expense:			
Deposits	382	(732)	(350)
Borrowings	1,526	(292)	1,234
Total interest-bearing liablities	1,908	(1,024)	884
Change in net interest income	$ 971	$ 853	$ 1,824

Provision for Loan Losses. The following table summarizes the activity in the allowance for loan losses for the years ended December 31, 2008 and 2007 (dollars in thousands).

Years Ended December 31,	2008	2007
Allowance at beginning of year	$ 1,457	$ 866
Provision for loan losses	878	1,119
Charge-offs	(529)	(528)
Recoveries	—	—
Net charge-offs	(529)	(528)
Allowance at end of year	$ 1,806	$ 1,457

Provisions for loan losses were $878,000 for 2008 compared to $1.1 million for 2007. We had net charge-offs of $529,000 in 2008, primarily in one-to-four family residential loans, compared to $528,000 in 2007, primarily in multi-family and home equity installment loans. The Company maintained an allowance for loan losses to total loans ratio of 0.76% at December 31, 2008 and 2007.

An analysis of the changes in the allowance for loan losses is presented under "*Risk Management—Analysis and Determination of the Allowance for Loan Losses.*"

Noninterest Income. The following table summarizes noninterest (loss) income for the years ended December 31, 2008 and 2007 (dollars in thousands).

Years Ended December 31,	2008	2007
Fees and service charges	$ 487	$ 412
Insurance commissions	1,929	1,639
Income from bank-owned life insurance	813	279
Impairment loss on securities	(4,806)	—
Net (gain) loss on sales of securities	202	(1,412)
Other	32	15
Total noninterest (loss) income	$ (1,343)	$ 933

Noninterest income was ($1.3 million) for the year ended December 31, 2008 compared to $933,000 in income for the same period in 2007. In the current year, the Company recognized a $4.8 million impairment on the securities portfolio and $541,000 in bank owned life insurance income related to the death of a board member. In the previous period, the Company recognized a $1.4 million loss recorded as a result of a securities portfolio restructuring.

Noninterest Expense. The following table summarizes noninterest expense for the years ended December 31, 2008 and 2007 (dollars in thousands).

Years Ended December 31,	**2008**	**2007**
Compensation and employee benefits	$ 5,632	$ 5,606
Occupancy	1,329	1,156
FDIC insurance premiums	28	22
Data processing	425	387
Professional services	579	578
Advertising	119	155
Stationary, printing and supplies	116	132
Telephone	58	57
Postage	136	124
Correspondent bank fees	153	128
Real estate owned expense	120	57
All other	715	712
Total noninterest expense	$ 9,410	$ 9,114

Noninterest expense increased $296,000, or 3.2%, to $9.4 million for the year ended December 31, 2008 compared to $9.1 million for the same period in 2007. In the current year, the Company incurred a full period of occupancy costs related to the Washington office that opened in June 2007. In addition, the Company incurred increased expenses related to real estate owned properties.

Other significant changes in noninterest expense are as follows: Data processing increased as compared to the prior year due to increased transaction activity related to deposit and loan growth and the recognition of a full year of costs associated with the opening of our new Washington branch in June 2007. Correspondent bank fees increased due to increased transactional activity fees. Real estate owned expense increased due to costs associated with the sale of four properties in the current year.

Income Taxes. In 2008, we had an income tax benefit of $1.2 million, compared to a benefit of $899,000 in 2007. The increase in income tax benefit was due to a decrease in pre-tax income, primarily related to the $4.8 million impairment loss on securities. The Company determined that it was not required to establish a valuation allowance for deferred tax assets since it is more likely than not that the deferred tax assets will be realized through future taxable income and future reversals of existing taxable temporary differences. For more information, see Note 9 of the Notes to Consolidated Financial Statements.

Risk Management

Overview. Managing risk is an essential part of successfully managing a financial institution. Our most prominent risk exposures are credit risk, interest rate risk and market risk. Credit risk is the risk of not collecting the interest and/or the principal balance of a loan or investment when it is due. Interest rate risk is the potential reduction of interest income as a result of changes in interest rates. Market risk arises from fluctuations in interest rates that may result in changes in the values of financial instruments, such as available-for-sale securities that are accounted for on a mark-to-market basis. Other risks that we face are operational risks, liquidity risks and reputation risk. Operational risks include risks related to fraud, regulatory compliance, processing errors, technology and disaster recovery. Liquidity risk is the possible inability to fund obligations to depositors, lenders or borrowers. Reputation risk is the risk that negative publicity or press, whether true or not, could cause a decline in our customer base or revenue.

Credit Risk Management. Our strategy for credit risk management focuses on having well-defined credit policies and uniform underwriting criteria and providing prompt attention to potential problem loans.

When a borrower fails to make a required loan payment, we take a number of steps to have the borrower cure the delinquency and restore the loan to current status. When the loan becomes 15 days past due a past due notice is generated and sent to the borrower. If the payment is not received within five days, a second past due notice is sent. If payment is not then received by the 30th day of delinquency, additional letters and phone calls generally are made. Generally, when a mortgage loan becomes 60 days past due, we send a letter notifying the borrower that he or she may apply for assistance under a state mortgage assistance program. If the borrower does not apply for assistance within the allotted time period or applies for assistance and is rejected, we will commence foreclosure proceedings. If a foreclosure action is instituted and the loan is not brought current, paid in full, or refinanced before the foreclosure sale, the real property securing the loan generally is sold at foreclosure. Generally, when a consumer loan becomes 60 days past due, we institute collection proceedings and attempt to repossess any personal property that secures the loan. We may consider loan workout arrangements with certain borrowers under certain circumstances.

Management informs the Board of Directors monthly of the amount of loans delinquent more than 30 days, all loans in foreclosure and all foreclosed and repossessed property that we own.

Market Risk Management. The process by which we manage our interest rate risk is called asset/liability management. The goal of our asset/liability management is to increase net interest income without taking undue interest rate risk while maintaining adequate liquidity. The Asset Liability Committee is responsible for the identification and management of interest rate risk exposure and continuously evaluates strategies to manage our exposure to interest rate fluctuations.

Analysis of Nonperforming and Classified Assets. We consider repossessed assets and loans that are 90 days or more past due to be nonperforming assets. Loans are generally placed on nonaccrual status when they become 90 days delinquent at which time the accrual of interest ceases and all previously accrued and unpaid interest is reversed against earnings.

Real estate that we acquire as a result of foreclosure or by deed-in-lieu of foreclosure is classified as real estate owned until it is sold. When property is acquired it is recorded at the lower of its cost, which is the unpaid balance of the loan plus foreclosure costs, or fair market value at the date of foreclosure. Holding costs and declines in fair value after acquisition of the property result in charges against income.

The following table provides information with respect to our nonperforming assets at the dates indicated (dollars in thousands).

December 31,	2008	2007	2006	2005	2004
Nonaccrual loans:					
Real estate - mortgage	$ 632	$ 1,264	$ 592	$ 212	$ 276
Real estate - construction	—	—	—	—	—
Consumer	4	17	175	43	29
Commercial business	—	—	—	—	—
Total	636	1,281	767	255	305
Accruing loans past due 90 days or more:					
Real estate - mortgage	—	—	—	12	2
Real estate - construction	—	—	—	—	—
Consumer	—	—	—	4	31
Commercial business	—	—	—	—	—
Total	—	—	—	16	33
Total of nonaccrual and 90 days or more past due loans	636	1,281	767	271	338
Real estate owned	295	1,119	569	21	—
Total nonperforming assets	931	2,400	1,336	292	338
Troubled debt restructurings	—	—	—	—	—
Troubled debt restructurings and total nonperforming assets	$ 931	$ 2,400	$ 1,336	$ 292	$ 338
Total nonperforming loans to total loans	0.27%	0.67%	0.43%	0.16%	0.21%
Total nonperforming loans to total assets	0.18	0.42	0.27	0.10	0.13
Total nonperforming assets to total assets	0.27	0.79	0.47	0.11	0.13

Interest income that would have been recorded for the years ended December 31, 2008 and December 31, 2007 had nonaccruing loans been current according to their original terms amounted to $39,000 and $74,000, respectively. No interest related to nonaccrual loans was included in interest income for the year ended December 31, 2008 and 2007.

Federal regulations require us to review and classify our assets on a regular basis. In addition, the OTS has the authority to identify problem assets and, if appropriate, require them to be classified. There are three classifications for problem assets: substandard, doubtful and loss. "Substandard" assets must have one or more defined weaknesses and are characterized by the distinct possibility that we will sustain some loss if the deficiencies are not corrected. "Doubtful" assets have the weaknesses of substandard assets with the additional characteristic that the weaknesses make collection or liquidation in full on the basis of currently existing facts, conditions and values questionable, and there is a high possibility of loss. An asset classified "loss" is considered uncollectible and of such little value that continuance as an asset of the institution is not warranted. The regulations also provide for a "special mention" category, described as assets which do not currently expose us to a sufficient degree of risk to warrant classification but do possess credit deficiencies or potential weaknesses deserving our close attention. When we classify an asset as substandard or doubtful we establish a general valuation allowance for loan losses and in some cases charge-off a portion of loans classified as doubtful. If we classify an asset as loss, we charge-off an amount equal to 100% of the portion of the asset classified loss.

The following table shows the aggregate amounts of our classified assets at the dates indicated (dollars in thousands).

December 31,	2008	2007	2006
Special mention assets	$ 1,944	$ 1,061	$ 319
Substandard assets	745	2,630	1,563
Doubtful assets	187	—	—
Loss assets	—	—	—
Total classified assets	$ 2,876	$ 3,691	$ 1,882

Delinquencies. The following table provides information about delinquencies in our loan portfolio at the dates indicated (dollars in thousands).

December 31,	2008		2007		2006	
	30-59 Days Past Due	60-89 Days Past Due	30-59 Days Past Due	60-89 Days Past Due	30-59 Days Past Due	60-89 Days Past Due
Real estate - mortgage	$ 2,171	$ 222	$ 1,143	$ 645	$ 91	$ 420
Real estate - construction	872	—	—	—	—	—
Consumer	181	11	71	6	741	—
Commercial business	—	—	—	—	—	—
Total delinquencies	$ 3,224	$ 233	$ 1,214	$ 651	$ 832	$ 420

The real estate – construction category is comprised of one loan which paid current at the beginning of 2009. Without the effects of this loan, delinquencies at December 31, 2008 increased $720,000 compared to December 31, 2007. The increase is due to current economic conditions.

Analysis and Determination of the Allowance for Loan Losses. The allowance for loan losses is a valuation allowance for probable losses inherent in the loan portfolio. We evaluate the need to establish allowances against losses on loans on a quarterly basis. When additional allowances are necessary, a provision for loan losses is charged to earnings.

Our methodology for assessing the appropriateness of the allowance for loan losses consists of: (1) a general valuation allowance on impaired loans; and (2) a general valuation allowance on the remainder of the loan portfolio. Although we determine the amount of each element of the allowance separately, the entire allowance for loan losses is available for the entire portfolio.

General Valuation Allowance on Impaired Loans. We establish a general allowance for loans that are individually evaluated and determined to be impaired. The general allowance is determined by utilizing one of the three impairment measurement methods outlined in Statement of Financial Accounting Standard ("SFAS") No. 114, *Accounting by Creditors for Impairment of a Loan.* Under SFAS No. 114, a loan is impaired when, based upon current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest according to the contractual terms of the loan agreement. Management performs individual assessments of larger impaired loans to determine the existence of loss exposure and, where applicable, the extent of loss exposure based upon the present value of expected future cash flows available to pay the loan, or based upon the estimated realizable collateral where a loan is collateral dependent. Generally, loans excluded from the individual impairment analysis are collectively evaluated by management to estimate reserves for loan losses inherent in those loans in accordance with SFAS No. 5, *Accounting for Contingencies.*

General Valuation Allowance on the Remainder of the Loan Portfolio. We establish another general allowance for loans that are not determined to be impaired in accordance with SFAS No. 5. Management determines historical loss experience for each group of loans with similar risk characteristics within the portfolio based on loss experience for loans in each group. Loan categories will represent groups of loans with similar risk characteristics and may include types of loans by product, large credit exposures, concentrations, loan grade, or any other characteristic that causes a loan's risk profile to be similar to another. We also consider qualitative or environmental factors that are likely to cause estimated credit losses associated with the bank's existing portfolio to differ from historical loss experience including changes in lending policies and procedures; changes in the nature and volume of the loan portfolio; changes in experience, ability and depth of loan management; changes in the volume and severity of past due loans, nonaccrual loans and adversely graded or classified loans; changes in the quality of the loan review system; changes in the value of underlying collateral for collateral dependent loans; existence of or changes in concentrations of credit; changes in economic or business conditions, and; effect of competition, legal and regulatory requirements on estimated credit losses.

We identify loans that may need to be charged-off as a loss by reviewing all delinquent loans, classified loans and other loans that management may have concerns about collectibility. For individually reviewed loans, the borrower's inability to make payments under the terms of the loan or a shortfall in collateral value would result in our charging off the loan or the portion of the loan that was impaired.

The OTS, as an integral part of its examination process, periodically reviews our allowance for loan losses. The OTS may require us to make additional provisions for loan losses based on judgments different from ours.

At December 31, 2008, our allowance for loan losses represented 0.76% of total loans and 283.96% of nonperforming loans. The allowance for loan losses increased at December 31, 2008 from December 31, 2007 due to deteriorating conditions in the housing and credit markets and the changes in the composition of and increase in the loan portfolio.

The following table sets forth the allowance for loan losses by loan category at the dates indicated (dollars in thousands).

December 31,	2008		2007		2006		2005		2004	
	Amount	Percent of Total Loans(1)	Amount	Percent of Total Loans(1)	Amount	Percent of Total Loans(1)	Amount	Percent of Total Loans(1)	Amount	Percent of Total Loans(1)
Real estate - mortgage	$ 1,195	80.6%	$ 868	84.1%	$ 503	88.6%	$ 452	91.0%	$ 440	89.8%
Real estate - construction	20	5.7	16	3.5	22	3.8	10	3.1	8	3.6
Consumer	424	10.1	170	10.1	146	6.1	71	5.2	82	6.0
Commercial business	121	3.6	95	2.3	74	1.5	32	0.7	33	0.6
Unallocated	46	—	308	—	121	—	235	—	162	—
Total allowance for loan losses	$ 1,806	100.0%	$ 1,457	100.0%	$ 866	100.0%	$ 800	100.0%	$ 725	100.0%

(1) Represents percentage of loans in each category to total loans.

Although we believe that we use the best information available to establish the allowance for loan losses, future adjustments to the allowance for loan losses may be necessary and our results of operations could be adversely affected if circumstances differ substantially from the assumptions used in making the determinations. Furthermore, while we believe we have established our allowance for loan losses in conformity with GAAP, there can be no assurance that regulators, in reviewing our loan portfolio, will not request us to increase our allowance for loan losses. In addition, because future events affecting borrowers and collateral cannot be predicted with certainty, there can be no assurance that the existing allowance for loan losses is adequate or that increases will not be necessary should the quality of any loans deteriorate as a result of the factors discussed above. Any material increase in the allowance for loan losses may adversely affect our financial condition and results of operations.

Analysis of Loan Loss Experience. The following table sets forth an analysis of the allowance for loan losses for the periods indicated (dollars in thousands).

Years Ended December 31,	2008	2007	2006	2005	2004
Allowance at beginning of year	$ 1,457	$ 866	$ 800	$ 725	$ 725
Provision for loan losses	878	1,119	84	85	144
Charge-offs:					
Real estate - mortgage	(482)	(355)	(18)	(10)	—
Real estate - construction	—	—	—	—	—
Consumer	(47)	(173)	—	—	(15)
Commercial business	—	—	—	—	(129)
Total charge-offs	(529)	(528)	(18)	(10)	(144)
Recoveries	—	—	—	—	—
Net charge-offs	(529)	(528)	(18)	(10)	(144)
Allowance at end of year	$ 1,806	$ 1,457	$ 866	$ 800	$ 725
Allowance to nonperforming loans	283.96%	113.74%	112.91%	295.20%	214.50%
Allowance to total loans	0.76	0.76	0.49	0.46	0.45
Net charge-offs to average loans	0.25	0.29	0.01	0.01	0.09

Interest Rate Risk Management. We manage the interest rate sensitivity of our interest-bearing liabilities and interest-earning assets in an effort to minimize the adverse effects of changes in the interest rate environment. Deposit accounts typically react more quickly to changes in market interest rates than mortgage loans because of the shorter maturities of deposits. As a result, sharp increases in interest rates may adversely affect our earnings while decreases in interest rates may beneficially affect our earnings. We currently do not participate in hedging programs, interest rate swaps or other activities involving the use of derivative financial instruments.

We have an Asset/Liability Committee, which includes members of executive management, to communicate, coordinate and control all aspects involving asset/liability management. The committee establishes and monitors the volume, maturities, pricing and mix of assets and funding sources with the objective of managing assets and funding sources to provide results that are consistent with liquidity, growth, risk limits and profitability goals.

We use an interest rate sensitivity analysis prepared by the OTS to review our level of interest rate risk. This analysis measures interest rate risk by computing changes in net portfolio value of our cash flows from assets, liabilities and off-balance sheet items in the event of a range of assumed changes in market interest rates. Net portfolio value represents the market value of portfolio equity and is equal to the market value of assets minus the market value of liabilities, with adjustments made for off-balance sheet items. This analysis assesses the risk of loss in market risk sensitive instruments in the event of a sudden and sustained 50 to 300 basis point increase or 50 to 100 basis point decrease in market interest rates with no effect given to any steps that we might take to counter the effect of that interest rate movement. Because of the low level of market interest rates, this analysis is not performed for decreases of more than 100 basis points. We measure interest rate risk by modeling the changes in net portfolio value over a variety of interest rate scenarios. The following table, which is based on information that we provide to the OTS, presents the change in our net portfolio value at December 31, 2008 that would occur in the event of an immediate change in interest rates based on OTS assumptions, with no effect given to any steps that we might take to counteract that change (dollars in thousands).

December 31, 2008	Net Portfolio Value ("NPV")			NPV as a Percent of Portfolio Value of Assets	
Basis Point ("bp") Change in Rates	Dollar Amount	Dollar Change	Percent Change	NPV Ratio	Change
300 bp	$ 21,854	$(15,242)	(41.1)%	6.54%	(377)bp
200	28,650	(8,446)	(22.8)	8.32	(199)
100	33,507	(3,589)	(9.7)	9.50	(81)
50	35,657	(1,439)	(3.9)	10.00	(31)
Static	37,096	—	—	10.31	—
(50)	37,085	(11)	—	10.24	(7)
(100)	37,830	734	2.0	10.39	8

The OTS uses certain assumptions in assessing the interest rate risk of savings associations. These assumptions relate to interest rates, loan prepayment rates, deposit decay rates, and the market values of certain assets under differing interest rate scenarios, among others. As with any method of measuring interest rate risk, certain shortcomings are inherent in the method of analysis presented in the foregoing table. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Additionally, certain assets, such as adjustable rate mortgage loans, have features that restrict changes in interest rates on a short-term basis and over the life of the asset. Further, in the event of a change in interest rates, expected rates of prepayments on loans and early withdrawals from certificates could deviate significantly from those assumed in calculating the table.

Liquidity Management. Liquidity is the ability to meet current and future financial obligations of a short-term nature. Our primary sources of funds consist of deposit inflows, loan repayments, maturities and sales of available-for-sale securities and borrowings from the FHLB of Pittsburgh. While maturities and scheduled amortization of loans and securities are predictable sources of funds, deposit flows and mortgage prepayments are greatly influenced by general interest rates, economic conditions and competition.

We regularly adjust our investments in liquid assets based upon our assessment of (1) expected loan demand, (2) expected deposit flows, (3) yields available on interest-earning deposits and securities and (4) the objectives of our asset/liability management policy.

Our most liquid assets are cash and cash equivalents and interest-bearing deposits. The levels of these assets depend on our operating, financing, lending and investing activities during any given period. At December 31, 2008, cash and cash equivalents totaled $7.8 million. Securities classified as available-for-sale that are not pledged as collateral, and which provide additional sources of liquidity, totaled $75.5 million at December 31, 2008. In addition, at December 31, 2008, we had a maximum remaining borrowing capacity at the FHLB of approximately $90.9 million.

At December 31, 2008, we had $14.1 million of commitments to lend, which was comprised of $5.9 million of loans in process, $1.1 million of mortgage loan commitments, $165,000 of home equity loan commitments, an $880,000 commercial loan commitment, $2.7 million of unused home equity lines of credit and $3.4 million of unused commercial lines of credit. Certificates of deposit due within one year of December 31, 2008 totaled $41.1 million, or 49.4% of certificates of deposit. The large percentage of certificates of deposit that mature within one year reflects customers' hesitancy to invest their funds for long periods in the recent interest rate environment. If these maturing deposits do not remain with us, we will be required to seek other sources of funds including other certificates of deposit and borrowings. We believe, however, based on past experience, that a significant portion of our maturing certificates of deposit will remain with us. We have the ability to attract and retain deposits by adjusting the interest rates offered.

The following table presents certain of our contractual obligations as of December 31, 2008 (dollars in thousands).

		Amounts Due in			
	Total	One Year or Less	One to Three Years	Three to Five Years	After Five Years
Long-term debt obligations (1)	$ 132,410	$ 33,739	$ 49,165	$ 46,506	$ 3,000
Operating lease obligations (2)	922	180	270	181	291
Total	$ 133,332	$ 33,919	$ 49,435	$ 46,687	$ 3,291

(1) Borrowings.
(2) Payments are for lease of real property.

Our primary investing activities are the origination of loans and the purchase of securities. Our primary financing activities consist of activity in deposit accounts and FHLB advances. Deposit flows are affected by the overall level of interest rates, the interest rates and products offered by us and our local competitors and other factors. We generally manage the pricing of our deposits to be competitive and to increase core deposit relationships. Occasionally, we offer promotional rates on certain deposit products to attract deposits. No further changes in our funding mix are currently planned or expected, other than changes in the ordinary course of business resulting from deposit flows. For information about our costs of funds, see "*Results of Operations for the Years Ended December 31, 2008 and 2007—Net Interest Income.*"

The following table presents our primary investing and financing activities during the periods indicated (dollars in thousands).

Years Ended December 31,	2008	2007
Investing activities:		
Loans disbursed or closed	$ (75,752)	$ (37,574)
Loan principal repayments	33,075	22,524
Proceeds from maturities and principal repayments of securities	16,819	16,045
Proceeds from sales of securities available-for-sale	29,783	4,569
Purchases of securities	(49,096)	(67,370)
Financing activities:		
Increase in deposits	17,246	12,063
Increase in borrowings	31,336	11,751

Capital Management. We are subject to various regulatory capital requirements administered by the OTS, including a risk-based capital measure. The risk-based capital guidelines include both a definition of capital and a framework for calculating risk-weighted assets by assigning balance sheet assets and off-balance sheet items to broad risk categories. At December 31, 2008, we exceeded all of our regulatory capital requirements. We are considered "well capitalized" under regulatory guidelines.

Off-Balance Sheet Arrangements. In the normal course of operations, we engage in a variety of financial transactions that, in accordance with GAAP, are not recorded in our financial statements. These transactions involve, to varying degrees, elements of credit, interest rate and liquidity risk. Such transactions are used primarily to manage customers' requests for funding and take the form of loan commitments and lines of credit. For information about our loan commitments and unused lines of credit, see Note 13 of the Notes to Consolidated Financial Statements.

For the year ended December 31, 2008, we engaged in no off-balance sheet transactions reasonably likely to have a material effect on our financial condition, results of operations or cash flows.

Effect of Inflation and Changing Prices

The Consolidated Financial Statements and related financial data presented in this Annual Report on Form 10-K have been prepared in accordance with GAAP, which require the measurement of financial position and operating results in terms of historical dollars without considering the change in the relative purchasing power of money over time due to inflation. The primary impact of inflation on our operations is reflected in increased operating costs. Unlike most industrial companies, virtually all the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates generally have a more significant impact on a financial institution's performance than do general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The information required by this item is incorporated herein by reference to Part II, Item 7, "*Management's Discussion and Analysis of Financial Condition and Results of Operation.*"

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Information required by this item is included herein beginning on page F-1.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A(T). CONTROLS AND PROCEDURES

FedFirst Financial's management, including FedFirst Financial's principal executive officer and principal financial officer, have evaluated the effectiveness of FedFirst Financial's "disclosure controls and procedures," as such term is defined in Rule 13a-15(e) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Based upon their evaluation, the principal executive officer and principal financial officer concluded that, as of the end of the period covered by this report, FedFirst Financial's disclosure controls and procedures were effective.

Management's annual report on internal control over financial reporting is incorporated by reference to FedFirst Financial's audited Consolidated Financial Statements in this Annual Report on Form 10-K.

There have been no changes in FedFirst Financial's internal control over financial reporting during the quarter ended December 31, 2008 that have materially affected, or are reasonably likely to materially affect, FedFirst Financial's internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS, AND CORPORATE GOVERNANCE

The information relating to the directors and officers of FedFirst Financial and information regarding compliance with Section 16(a) of the Exchange Act is incorporated herein by reference to FedFirst Financial's Proxy Statement for the 2009 Annual Meeting of Stockholders and to Part I, Item 1, "Business – Executive Officers of the Registrant" to this Annual Report on Form 10-K.

FedFirst Financial has adopted a Code of Ethics and Business Conduct which is available on our website at www.firstfederal-savings.com.

ITEM 11. EXECUTIVE COMPENSATION

The information regarding executive compensation is incorporated herein by reference to FedFirst Financial's Proxy Statement for the 2009 Annual Meeting of Stockholders.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

(a) Security Ownership of Certain Beneficial Owners

Information required by this item is incorporated herein by reference to the section captioned "Stock Ownership" in FedFirst Financial's Proxy Statement for the 2009 Annual Meeting of Stockholders.

(b) Security Ownership of Management

Information required by this item is incorporated herein by reference to the section captioned "Stock Ownership" in FedFirst Financial's Proxy Statement for the 2009 Annual Meeting of Stockholders.

(c) Changes in Control

Management of FedFirst Financial knows of no arrangements, including any pledge by any person or securities of FedFirst Financial's, the operation of which may at a subsequent date result in a change in control of the registrant.

(d) Equity Compensation Plan Information

The following table provides information at December 31, 2008 for compensation plans under which equity securities may be issued.

Plan Category	Number of securities to be issued upon exercise of outstanding options warrants and rights	Weighted-average exercise price of outstanding options warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (A))
	(A)	(B)	(C)
Equity compensation plans:			
Approved by stockholders	274,500	$ 9.62	49,512
Not approved by stockholders	—	—	—
Total	274,500	$ 9.62	49,512

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information relating to certain relationships and related transactions is incorporated herein by reference to FedFirst Financial's Proxy Statement for the 2009 Annual Meeting of Stockholders.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The information relating to the principal accountant fees and expenses is incorporated herein by reference to FedFirst Financial's Proxy Statement for the 2009 Annual Meeting of Stockholders.

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(1) The financial statements required in response to this item are incorporated by reference from Item 8 of this report.

(2) Exhibits

3.1	Amended and Restated Charter of FedFirst Financial Corporation [1]
3.2	Amended and Restated Bylaws of FedFirst Financial Corporation
4.0	Specimen Stock Certificate of FedFirst Financial Corporation [1]
10.1	Form of First Federal Savings Bank Employee Severance Compensation Plan [1][2]
10.2	Director Fee Continuation Agreements by and between First Federal Savings Bank and certain Directors [1][2]
10.3	Executive Supplemental Retirement Plan Agreements by and between First Federal Savings Bank and certain officers [1][2]
10.4	Executive Supplemental Retirement Plan Agreement by and between First Federal Savings Bank and Richard B. Boyer [1][2]
10.5	Split Dollar Life Insurance Agreements by and between First Federal Savings Bank and certain Directors [1][2]
10.6	Split Dollar Life Insurance Agreements by and between First Federal Savings Bank and certain officers [1][2]
10.7	Split Dollar Life Insurance Agreement by and between First Federal Savings Bank and Richard B. Boyer [1][2]
10.8	Employment Agreement dated as of October 11, 2005 by and between First Federal Savings Bank, FedFirst Financial Corporation and John G. Robinson [2][3]
10.9	Employment Agreement dated as of October 11, 2005 by and between First Federal Savings Bank, FedFirst Financial Corporation and Patrick G. O'Brien [2][3]
10.10	Consulting Agreement between First Federal Savings Bank and Peter D. Griffith [2][3]
10.11	Employment Agreement between First Federal Savings Bank and Richard B. Boyer [1][2]
10.12	Lease Agreement between Exchange Underwriters, Inc. and Richard B. and Wendy A. Boyer [1]
10.13	Employment Agreement dated as of March 31, 2006 by and between First Federal Savings Bank, FedFirst Financial Corporation and Robert C. Barry, Jr. [2][4]
10.14	FedFirst Financial Corporation 2006 Equity Incentive Plan [2][5]
10.15	Amendment, effective September 19, 2006, to the Employment Agreement dated as of October 11, 2005 by and between First Federal Savings Bank, FedFirst Financial Corporation and John G. Robinson [2][6]
10.16	Amendment, effective September 19, 2006, to the Employment Agreement dated as of October 11, 2005 by and between First Federal Savings Bank, FedFirst Financial Corporation and Patrick G. O'Brien [2][6]
10.17	Employment Agreement between Exchange Underwriters, Inc. and Richard B. Boyer [2][7]
10.18	Form of 409A Amendment to the Director Fee Continuation Agreements, dated June 30, 1999, between First Federal Savings Bank and Joseph U. Frye, John J. LaCarte and Jack M. McGinley [2][8]
10.19	Amendment, dated July 19, 2002, to the Life Insurance Endorsement Method Split Dollar Plan Agreement by and between First Federal Savings Bank and Richard B. Boyer, effective June 1, 2002 [2][8]
10.20	Amendment, dated July 19, 2002, to the Executive Supplemental Retirement Plan Agreement by and between First Federal Savings Bank and Richard B. Boyer [2][8]
10.21	Amendment to the Executive Supplemental Retirement Plan Agreement by and between First Federal Savings Bank and Richard B. Boyer, effective June 1, 2002, and to the Life Insurance Endorsement Method Split Dollar Plan Agreement by and between First Federal Savings Bank and Richard B. Boyer, effective June 1, 2002 [2][8]
10.22	409A Amendment to the Executive Supplemental Retirement Plan Agreement between First Federal Savings Bank and Richard B. Boyer [2][8]
21.0	Subsidiaries of the Registrant [1]
23.0	Consent of Beard Miller Company LLP
31.1	Rule 13(a)-14(a)/15d-14(a) Certification of Chief Executive Officer
31.2	Rule 13(a)-14(a)/15d-14(a) Certification of Principal Financial Officer
32.0	Section 1350 Certification of Chief Executive Officer and Principal Financial Officer

---

(1) Incorporated herein by reference to the Exhibits to the Registration Statement on Form SB-2, and amendments thereto, initially filed on December 17, 2004, Registration No. 333-121405.

(2) Management contract or compensation plan or arrangement.

(3) Incorporated herein by reference to the Exhibits to FedFirst Financial Corporation's Form 10-QSB filed on November 14, 2005.

(4) Incorporated herein by reference to the Exhibits to FedFirst Financial Corporation's Form 10-KSB filed on March 30, 2006

(5) Incorporated herein by reference to Appendix C to the Proxy Statement for FedFirst Financial Corporation's 2006 Stockholders Meeting filed on April 13, 2006.

(6) Incorporated herein by reference to the Exhibits to FedFirst Financial Corporation's Form 10-KSB filed on March 26, 2007.

(7) Incorporated herein by reference to the Exhibits to FedFirst Financial Corporation's Form 10-Q filed on August 8, 2008.

(8) Incorporated herein by reference to the Exhibits to FedFirst Financial Corporation's Form 10-Q filed on May 9, 2008.

SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FedFirst Financial Corporation

Date: March 16, 2009

/s/ John G. Robinson
By: John G. Robinson
President and Chief Executive Officer

In accordance with the Exchange Act, this report has been signed below by the following persons on behalf of the registrant in the capacities and on the dates indicated.

Name	Title	Date
/s/ John G. Robinson John G. Robinson	President, Chief Executive Officer and Director (principal executive officer)	March 16, 2009
/s/ Robert C. Barry, Jr. Robert C. Barry, Jr.	Senior Vice President and Chief Financial Officer	March 16, 2009
/s/ Richard B. Boyer Richard B. Boyer	Director	March 16, 2009
/s/ Joseph U. Frye Joseph U. Frye	Director	March 16, 2009
/s/ John M. Kish John M. Kish	Director	March 16, 2009
/s/ John J. LaCarte John J. LaCarte	Director	March 16, 2009
/s/ David L. Wohleber David L. Wohleber	Director	March 16, 2009

MONESSEN, PENNSYLVANIA

FINANCIAL STATEMENTS

Contents

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

FedFirst Financial Corporation's management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. Our internal control over financial reporting is designed to provide reasonable assurance to management and the board of directors regarding the preparation and fair presentation of financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Management assessed the effectiveness of its internal control over financial reporting as of December 31, 2008 based upon the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in a report entitled *Internal Control – Integrated Framework.* Based on our assessment, management has concluded FedFirst Financial Corporation maintained effective internal control over financial reporting as of December 31, 2008.

This Annual Report does not include an attestation report of FedFirst Financial Corporation's independent registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by FedFirst Financial Corporation's independent registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit FedFirst Financial Corporation to provide only management's report in this Annual Report.

bmc

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
FedFirst Financial Corporation
Monessen, Pennsylvania

We have audited the accompanying consolidated statements of financial condition of FedFirst Financial Corporation and Subsidiaries (the "Company") as of December 31, 2008 and 2007, and the related consolidated statements of operations, changes in stockholders' equity and comprehensive loss, and cash flows for each of the years in the two-year period ended December 31, 2008. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of FedFirst Financial Corporation and Subsidiaries as of December 31, 2008 and 2007 and the results of their operations and their cash flows for each of the years in the two-year period ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Beard Miller Company LLP

Pittsburgh, Pennsylvania
March 16, 2009

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

December 31,	2008	2007
(Dollars in thousands except share data)		
Assets:		
Cash and cash equivalents:		
Cash and due from banks	$ 2,224	$ 2,127
Interest-earning deposits	5,623	3,425
Total cash and cash equivalents	7,847	5,552
Securities available-for-sale	85,433	89,073
Loans, net	230,184	187,954
Federal Home Loan Bank ("FHLB") stock, at cost	6,901	5,076
Accrued interest receivable - loans	1,147	966
Accrued interest receivable - securities	505	651
Premises and equipment, net	2,735	2,956
Bank-owned life insurance	7,431	7,538
Goodwill	1,080	1,080
Real estate owned	295	1,119
Deferred tax assets and tax credit carryforwards	4,930	2,942
Other assets	1,273	366
Total assets	$ 349,761	$ 305,273
Liabilities and Stockholders' Equity:		
Deposits:		
Noninterest-bearing	12,005	8,918
Interest-bearing	160,799	146,640
Total deposits	172,804	155,558
Borrowings	132,410	101,074
Advance payments by borrowers for taxes and insurance	474	477
Accrued interest payable - deposits	743	1,116
Accrued interest payable - borrowings	546	413
Other liabilities	3,360	2,782
Total liabilities	310,337	261,420
Minority interest in subsidiary	103	80
Stockholders' equity:		
Preferred stock $0.01 par value; 10,000,000 shares authorized; none issued	—	—
Common stock $0.01 par value; 20,000,000 shares authorized; 6,707,500 shares issued, 6,351,775 and 6,518,200 shares outstanding	67	67
Additional paid-in-capital	29,291	29,084
Retained earnings - substantially restricted	15,930	18,520
Accumulated other comprehensive loss, net of deferred taxes of $(716) and $(45)	(1,111)	(70)
Unearned Employee Stock Ownership Plan ("ESOP")	(1,901)	(2,074)
Common stock held in treasury, at cost (355,725 and 189,300 shares)	(2,955)	(1,754)
Total stockholders' equity	39,321	43,773
Total liabilities and stockholders' equity	$ 349,761	$ 305,273

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF OPERATIONS

Years Ended December 31,	**2008**	**2007**
(Dollars in thousands, except per share amounts)		
Interest income:		
Loans	$ 12,347	$ 10,535
Securities	5,313	4,186
Other interest-earning assets	299	530
Total interest income	17,959	15,251
Interest expense:		
Deposits	4,824	5,174
Borrowings	4,813	3,579
Total interest expense	9,637	8,753
Net interest income	8,322	6,498
Provision for loan losses	878	1,119
Net interest income after provision for loan losses	7,444	5,379
Noninterest income:		
Fees and service charges	487	412
Insurance commissions	1,929	1,639
Income from bank-owned life insurance	813	279
Impairment loss on securities	(4,806)	—
Net gain (loss) on sales of securities	202	(1,412)
Other	32	15
Total noninterest (loss) income	(1,343)	933
Noninterest expense:		
Compensation and employee benefits	5,632	5,606
Occupancy	1,329	1,156
FDIC insurance premiums	28	22
Data processing	425	387
Professional services	579	578
Other	1,417	1,365
Total noninterest expense	9,410	9,114
Minority interest in net income of consolidated subsidiary	75	52
Loss before income tax benefit	(3,384)	(2,854)
Income tax benefit	(1,239)	(899)
Net loss	$ (2,145)	$ (1,955)
Loss per share:		
Basic and diluted	$ (0.36)	$ (0.31)

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY AND COMPREHENSIVE LOSS

(Dollars in thousands)	Common Stock	Additional Paid-in-Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Unearned ESOP	Common Stock Held in Treasury	Total Stockholders' Equity	Comprehensive Loss
Balance at January 1, 2007	$ 67	$ 28,787	$ 20,475	$ (737)	$ (2,246)	$ —	$ 46,346	
Comprehensive income:								
Net loss	—	—	(1,955)	—	—	—	(1,955)	$ (1,955)
Transfer of securities to held for trading, net of tax of $(553)	—	—	—	857	—	—	857	857
Reclassification adjustment on sales of securities available-for-sale, net of tax	—	—	—	2	—	—	2	2
Unrealized loss on securities available-for-sale, net of tax of $124	—	—	—	(192)	—	—	(192)	(192)
Purchase of common stock stock to be held in treasury (191,800 shares)	—	—	—	—	—	(1,775)	(1,775)	
ESOP shares committed to be released (17,281 shares)	—	(14)	—	—	172	—	158	
Stock-based compensation expense	—	333	—	—	—	—	333	
Stock awards issued	—	(51)	—	—	—	51	—	
Stock awards forfeited	—	29	—	—	—	(30)	(1)	
Total comprehensive loss								$ (1,288)
Balance at December 31, 2007	$ 67	$ 29,084	$ 18,520	$ (70)	$ (2,074)	$ (1,754)	$ 43,773	
Comprehensive income:								
Net loss	—	—	(2,145)	—	—	—	(2,145)	$ (2,145)
Reclassification adjustment on sales of securities available-for-sale, net of tax of $79	—	—	—	(123)	—	—	(123)	(123)
Reclassification adjustment on impairment loss on securities, net of tax of $(1,884)	—	—	—	2,922	—	—	2,922	2,922
Unrealized loss on securities available-for-sale, net of tax of $(2,476)	—	—	—	(3,840)	—	—	(3,840)	(3,840)
Cumulative effect adjustment on benefit plan reserve	—	—	(445)	—	—	—	(445)	
Purchase of common stock stock to be held in treasury (183,425 shares)	—	—	—	—	—	(1,350)	(1,350)	
ESOP shares committed to be released (17,281 shares)	—	(55)	—	—	173	—	118	
Stock-based compensation expense	—	411	—	—	—	—	411	
Stock awards issued	—	(149)	—	—	—	149	—	
Total comprehensive loss								$ (3,186)
Balance at December 31, 2008	$ 67	$ 29,291	$ 15,930	$ (1,111)	$ (1,901)	$ (2,955)	$ 39,321	

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENT OF CASH FLOWS

Years Ended December 31,	2008	2007
(Dollars in thousands)		
Cash flows from operating activities:		
Net loss	$ (2,145)	$ (1,955)
Adjustments to reconcile net loss to net cash provided by operating activities		
Minority interest in net income of consolidated subsidiary	75	52
Provision for loan losses	878	1,119
Depreciation	506	426
Net (gain) loss on sales of securities	(202)	1,412
Impairment loss on securities	4,806	—
Proceeds from sales of securities held for trading	—	40,483
Proceeds from principal repayments of securities held for trading	—	638
Deferred income tax benefit	(1,317)	(946)
Net amortization of security premiums and loan costs	(470)	(632)
Noncash expense for ESOP	118	158
Noncash expense for stock-based compensation	411	333
Noncash benefit plan reserve	445	—
Increase in bank-owned life insurance	(272)	(279)
(Increase) decrease in other assets	(645)	759
Increase in other liabilities	14	412
Net cash provided by operating activities	2,202	41,980
Cash flows from investing activities:		
Net loan originations	(42,677)	(15,050)
Proceeds from sale of student loan portfolio	—	12
Noncash income for cash surrender value of policy surrendered	(541)	—
Proceeds from maturities of and principal repayments of securities available-for-sale	16,819	16,045
Proceeds from sales of securities available-for-sale	29,783	4,569
Purchases of securities available-for-sale	(49,096)	(67,370)
Purchases of premises and equipment	(285)	(1,220)
Increase in FHLB stock, at cost	(1,825)	(175)
Proceeds from sales of real estate owned	686	—
Net cash used in investing activities	(47,136)	(63,189)
Cash flows from financing activities:		
Net (decrease) increase in short-term borrowings	(9,400)	14,400
Proceeds from long-term borrowings	62,500	47,500
Repayments of long-term borrowings	(21,764)	(50,149)
Net increase in deposits	17,246	12,063
(Decrease) increase in advance payments by borrowers for taxes and insurance	(3)	223
Purchases of common stock to be held in treasury	(1,350)	(1,775)
Net cash provided by financing activities	47,229	22,262
Net increase in cash and cash equivalents	2,295	1,053
Cash and cash equivalents, beginning of year	5,552	4,499
Cash and cash equivalents, end of year	$ 7,847	$ 5,552
Supplemental cash flow information:		
Cash paid for:		
Interest on deposits and borrowings	$ 9,877	$ 8,723
Income tax expense	76	49
Transfer of securities from available-for-sale to held for trading	—	42,531
Real estate acquired in settlement of loans	595	607
Real estate owned financed	738	—
Accounts receivable on bank-owned life insurance	920	—

See Notes to Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Summary of Significant Accounting Policies

Nature of Operations

The accompanying Consolidated Financial Statements include the accounts of FedFirst Financial Corporation, a federally chartered holding company ("FedFirst Financial" or the "Company"), whose wholly owned subsidiary is First Federal Savings Bank (the "Bank"), a federally chartered stock savings bank, which owns FedFirst Exchange Corporation ("FFEC"). FFEC has an 80% controlling interest in Exchange Underwriters, Inc. Exchange Underwriters, Inc. is a full-service, independent insurance agency that offers property and casualty, commercial liability, surety and other insurance products. The Company is a majority owned subsidiary of FedFirst Financial Mutual Holding Company ("FFMHC"), a federally chartered mutual holding company. FFMHC has virtually no operations and assets other than an investment in the Company, and is not included in these financial statements. All significant intercompany transactions have been eliminated.

We operate as a community-oriented financial institution offering residential, multi-family and commercial mortgages, consumer loans and commercial business loans as well as a variety of deposit products for individuals and businesses from nine locations in southwestern Pennsylvania. We conduct insurance brokerage activities through Exchange Underwriters, Inc. The Bank is subject to competition from other financial institutions and to the regulations of certain federal and state agencies and undergoes periodic examinations by those regulatory authorities.

In April 2005, FedFirst Financial completed its initial public offering. In connection with the offering, the Company sold 3,636,875 shares of common stock to FFMHC. As a result, FFMHC owned 55% of the Company's original issuance of common stock. At December 31, 2008, FFMHC's ownership of common stock increased to 57% as a result of the Company's common stock repurchase programs throughout 2007 and 2008 which reduced the number of outstanding shares.

Estimates

In preparing financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP"), management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and income and expenses during the reporting period. Actual results could differ significantly from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to determination of the allowance for losses on loans and the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans, evaluation of securities for other-than-temporary-impairment, goodwill impairment, and the valuation of deferred tax assets.

Cash and Cash Equivalents

For purposes of the statements of cash flows, the Company has defined cash and cash equivalents as those amounts included in the statements of financial condition as cash and due from banks and interest-earning deposits.

Securities

The Company classifies securities at the time of purchase as either held-to-maturity, trading or available-for-sale. Securities that the Company has the positive intent and ability to hold to maturity are classified as securities held-to-maturity and are reported at amortized cost. Securities bought and held principally for the purpose of selling them in the near term are classified as securities for trading and reported at fair value with gains and losses included in earnings. The Company had no held-to-maturity or trading securities at December 31, 2008 or 2007. Securities not classified as held-to-maturity or trading securities are classified as securities available-for-sale and are reported at fair value, with unrealized gains and losses excluded from earnings and reported in other comprehensive income. Interest income includes amortization of purchase premium or discount. Premiums and discounts are amortized and accreted using the level yield method. Net gain or loss on the sale of securities is based on the amortized cost of the specific security sold.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Loans

Loans are stated at the outstanding principal amount of the loans, net of premiums and discounts on loans purchased, deferred loan costs, loans in process, and the allowance for loan losses. Interest income on loans is accrued and credited to interest income as earned. Loans are generally placed on nonaccrual status at the earlier of when they become delinquent 90 days or more as to principal or interest or when it appears that principal or interest is uncollectible. Interest accrued prior to a loan being placed on nonaccrual status is subsequently reversed. Interest income on nonaccrual loans is recognized only in the period in which it is ultimately collected. Loans are returned to an accrual status when factors indicating doubtful collectibility no longer exist.

Loan fees, and direct costs of originating loans, are deferred and the net fee or cost is amortized to interest income as a yield adjustment over the contractual lives of the related loans using the interest method. Amortization of deferred loan fees is discontinued when a loan is placed on nonaccrual status.

Allowance for Loan Losses

The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that in management's judgment should be charged-off. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a quarterly basis by management and is based upon management's periodic review of the collectibility of the loans in light of historical experience, peer group information, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral, prevailing economic conditions and other factors. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

Under SFAS No. 114, *Accounting by Creditors for Impairment of a Loan*, a loan is impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest according to the contractual terms of the loan agreement. Management performs individual assessments of larger impaired loans to determine the existence of loss exposure and, where applicable, the extent of loss exposure based upon the present value of expected future cash flows available to pay the loan, or based upon the estimated realizable collateral where a loan is collateral dependent. Generally, loans excluded from the individual impairment analysis are collectively evaluated by management to estimate reserves for loan losses inherent in those loans in accordance with SFAS No. 5, *Accounting for Contingencies*. Management determines historical loss experience for each group of loans with similar risk characteristics within the portfolio based on loss experience for loans in each group. Loan categories will represent groups of loans with similar risk characteristics and may include types of loans by product, large credit exposures, concentrations, loan grade, or any other characteristic that causes a loan's risk profile to be similar to another. We also consider qualitative or environmental factors that are likely to cause estimated credit losses associated with the bank's existing portfolio to differ from historical loss experience including changes in lending policies and procedures; changes in the nature and volume of the loan portfolio; changes in experience, ability and depth of loan management; changes in the volume and severity of past due loans, non-accrual loans and adversely graded or classified loans; changes in the quality of the loan review system; changes in the value of underlying collateral for collateral dependent loans; existence of or changes in concentrations of credit; changes in economic or business conditions, and; effect of competition, legal and regulatory requirements on estimated credit losses.

Other-Than-Temporary-Impairment

We evaluate securities for impairment based on the three step model outlined in Financial Accounting Standards Board Staff Position FAS 115-1 and 124-1 *The Meaning of Other-Than-Temporary-Impairment and Its Application to Certain Investments.* The three step model includes identifying impairment, determining whether the impairment is other-than-temporary and, if so, recognizing the impairment loss. An investment is impaired if its fair value is less than its cost basis. Determining the amount of the other-than-temporary-impairment involves a high degree of subjective judgments and may include evaluating the following impairment indicators:

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

- A significant deterioration in the investee's earnings performance, credit rating, asset quality, or business prospects.
- A significant adverse change in the investee's regulatory, economic, or technological environment or in the general market conditions of either the geographic area or the industry in which the investee operates.
- A bona fide, solicited-or-unsolicited offer to buy the same or a similar security for an amount less than cost or a completed auction process for the same or similar security indicating a decline in the investment's fair value.
- Events or conditions that raise significant concerns about the investee's ability to continue as a going concern, such as negative cash flows from operations, working-capital deficiencies, or noncompliance with statutory capital requirements or debt covenants.

An impaired state may end either because fair value recovers at least up to its cost or because the investor recognizes an other-than-temporary-impairment loss. Once impairments are identified, a determination is made on whether they are temporary or other-than-temporary. The loss recognized on an identified other-than-temporary-impairment is the difference between the investment's cost and its fair value at the balance-sheet date. This establishes a new cost basis for the investment, which is not adjusted for subsequent recoveries of fair value. We subsequently account for other-than-temporarily-impaired debt securities as though those securities had been purchased on the measurement date of the impairment. The discount or reduced premium recorded for the debt security is amortized over the remaining life of the security based on the amount and timing of estimated future cash flows.

Advertising Costs

The Company follows the policy of charging the costs of advertising to expense as incurred. Total advertising expense was approximately $119,000 and $155,000 for the years ended December 31, 2008 and 2007, respectively.

Real Estate Owned

When properties are acquired through foreclosure, they are transferred at estimated fair value less estimated selling costs and any required write-downs are charged to the allowance for loan losses. Subsequently, such properties are carried at the lower of the adjusted cost or fair value less estimated selling costs. Estimated fair value of the property is generally based on an appraisal.

Premises and Equipment

Land is carried at cost. Office properties and equipment are carried at cost less accumulated depreciation and amortization. Buildings and leasehold improvements are depreciated using the straight-line method using useful lives ranging from 10 to 40 years.

Furniture, fixtures, and equipment are depreciated using the straight-line method with useful lives ranging from 3 to 10 years. Charges for maintenance and repairs are expensed as incurred.

Bank-Owned Life Insurance

The Company purchased insurance on the lives of certain key employees which includes executive officers and directors. The policies accumulate asset values to meet future liabilities, including the payment of employee benefits. Increases in the cash surrender value and proceeds upon the death of a key employee are recorded as noninterest income in the Consolidated Statements of Operations. The cash surrender value of bank-owned life insurance is recorded as an asset on the Consolidated Statements of Financial Condition.

Goodwill

The Company adopted the provisions of Statement of Financial Accounting Standard ("SFAS") No. 142, Goodwill and Other Intangible Assets, which requires that goodwill be reported separate from other intangible assets in the Statement of Financial Condition and not be amortized but tested for impairment annually, or more frequently if impairment indicators arise for impairment. No impairment charge was deemed necessary for the years ended December 31, 2008 and 2007.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Income Taxes

The provision for income taxes is the total of the current year income tax due or refundable and the change in the deferred tax assets and liabilities. Deferred tax assets and liabilities are the estimated future tax consequences attributable to differences between the financial statements' carrying amounts of existing assets and liabilities and their respective tax bases, computed using enacted tax rates. The realization of deferred tax assets is assessed and a valuation allowance provided, when necessary, for that portion of the asset which is not likely to be realized. Management believes, based upon current facts, that it is more likely than not there will be sufficient taxable income in future years to realize the deferred tax assets. The Company and its subsidiaries file a consolidated federal income tax return. The Company had no uncertain tax positions at December 31, 2008 and 2007.

Investment in Affordable Housing Projects

The Company accounted for its limited partnership interests in affordable housing projects under the cost-recovery method. The Company received tax credits each year over a ten-year period. The investment was completely amortized at December 31, 2005.

At December 31, 2008 and 2007, there was approximately $1.0 million of credits that have not been utilized. The credits have been reflected as an asset, and are available to be used to offset future taxes payable with the credits expiring in years 2021 through 2025.

Comprehensive Income (Loss)

The Company is required to present comprehensive income (loss) and its components in a full set of general purpose financial statements for all periods presented. Other comprehensive income (loss) is comprised of net unrealized holding gains (losses) on its available-for-sale securities. The Company has elected to report the effects of its other comprehensive income as part of the Consolidated Statements of Changes in Stockholders' Equity and Comprehensive Loss.

Federal Home Loan Bank System

The Company is a member of the Federal Home Loan Bank System. As a member, the Bank is required to maintain an investment in the capital stock of the Federal Home Loan Bank of Pittsburgh ("FHLB"). Deficiencies, if any, in the required investment at the end of any reporting period are purchased in the subsequent reporting period. The Company may receive dividends on its FHLB capital stock, which are included in interest income and are recognized when declared. The investment is carried at cost. No ready market exists for the stock, and it has no quoted market value. In December 2008, the FHLB of Pittsburgh notified member banks that it was suspending dividend payments and the repurchase of capital stock.

Earnings (Loss) Per Share

Basic earnings (loss) per common share is calculated by dividing the net income (loss) available to common stockholders by the weighted-average number of common shares outstanding during the period. Diluted earnings (loss) per common share is computed in a manner similar to basic earnings (loss) per common share except that the weighted-average number of common shares outstanding is increased to include the incremental common shares (as computed using the treasury stock method) that would have been outstanding if all potentially dilutive common stock equivalents were issued during the period. Common stock equivalents include restricted stock awards and stock options. Anti-dilutive shares are common stock equivalents with weighted-average exercise prices in excess of the weighted-average market value for the periods presented. Unallocated common shares held by the Employee Stock Ownership Plan ("ESOP") are not included in the weighted-average number of common shares outstanding for purposes of calculating both basic and diluted earnings per common share until they are committed to be released.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Stock-Based Compensation

On May 24, 2006, FedFirst Financial Corporation's stockholders approved the 2006 Equity Incentive Plan (the "Plan"). The purpose of the Plan is to promote the Company's success and enhance its value by linking the personal interests of its employees, officers, directors and directors emeritus to those of the Company's stockholders, and by providing participants with an incentive for outstanding performance. All of the Company's salaried employees, officers and directors are eligible to participate in the Plan. The Plan authorizes the granting of options to purchase shares of the Company's stock, which may be non-statutory stock options or incentive stock options, and restricted stock which is subject to restrictions on transferability and subject to forfeiture. The Plan reserved an aggregate number of 453,617 shares of which 324,012 may be issued in connection with the exercise of stock options and 129,605 may be issued as restricted stock.

Awards are typically granted with a 5 year vesting period and a vesting rate of 20% per year. The contractual life of stock options is typically 10 years from the date of grant. The exercise price for options is the closing price on the date of grant. The Company recognizes expense associated with the awards over the vesting period in accordance with SFAS No. 123(R), *Share-Based Payment*. Unrecognized compensation cost related to nonvested stock-based compensation is recognized ratably over the remaining service period. The per share weighted-average fair value of stock options granted with an exercise price equal to the market value on the date of grant is calculated using the Black-Scholes-Merton option pricing model, using assumptions for expected life, expected dividend rate, risk-free interest rate, and an expected volatility. The Company uses the simplified method because it does not have sufficient historical exercise data to provide a reasonable basis upon which to estimate expected term due to the limited period of time its shares have been publicly traded.

Fair Value of Financial Instruments

The Company adopted Statement of Financial Accounting Standard ("SFAS") No. 157 on January 1, 2008. SFAS No. 157 establishes a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Fair values were determined by a third party pricing service using both quoted prices for similar assets, when available, and model-based valuation techniques that derive fair value based on market-corroborated data, such as instruments with similar prepayment speeds and default interest rates. In some instances, the fair value of certain securities cannot be determined using these techniques due to the lack of relevant market data. As such, these securities are valued using an alternative technique and classified within Level 3 of the fair value hierarchy.

Reclassifications of Prior Year's Statements

Certain previously reported items have been reclassified to conform to the current year's classifications.

Recent Accounting Pronouncements

Fair Value Measurements: In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements.* SFAS No. 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. This Statement does not require any new fair value measurements. However, for some entities the application of this Statement will change current practice. This statement was adopted on January 1, 2008 and did not have a material effect on the Company's financial condition or results of operations.

Effective Date of FASB Statement No. 157: In February 2008, the FASB issued FASB Staff Position ("FSP") 157-2, *Effective Date of FASB Statement No. 157*, that permits a one-year deferral in applying the measurement provisions of SFAS No. 157 to non-financial assets and non-financial liabilities (non-financial items) that are not recognized or disclosed at fair value in an entity's financial statements on a recurring basis (at least annually). Therefore, if the change in fair value of a non-financial item is not required to be recognized or disclosed in the financial statements on an annual basis or more frequently, the effective date of application of SFAS No. 157 to that item is deferred until fiscal years beginning after November 15, 2008 and interim periods within those fiscal years. This deferral does not apply, however, to an entity that applied SFAS No. 157 in interim or annual financial statements prior to the issuance of FSP 157-2. This FSP will not have a material effect on the Company's financial condition or results of operations upon adoption.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Fair Value Option for Financial Assets and Financial Liabilities: In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities*. SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing certain entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. SFAS 159 expands the use of fair value accounting but does not affect existing standards which require assets and liabilities to be carried at fair value. The Company adopted the standards but did not elect the fair value option for any financial assets or financial liabilities as of January 1, 2008.

Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements: In March 2007, the Emerging Issues Task Force ("EITF") reached a consensus on Issue No. 06-4, *Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements*, stating that for an endorsement split-dollar life insurance arrangement, an employer should recognize a liability for future benefits based on the substantive agreement with the employee. The consensus is effective for fiscal years beginning after December 15, 2007. The Company recognized the effects of applying the consensus on this issue through a $445,000 cumulative-effect adjustment to retained earnings at January 1, 2008.

Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards. In June 2007, the EITF reached a consensus on Issue No. 06-11, *Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards*. EITF 06-11 states that an entity should recognize a realized tax benefit associated with dividends on nonvested equity shares, nonvested equity share units and outstanding equity share options charged to retained earnings as an increase in additional paid-in-capital. The amount recognized in additional paid-in-capital should be included in the pool of excess tax benefits available to absorb potential future tax deficiencies on share-based payment awards. EITF 06-11 should be applied prospectively to income tax benefits of dividends on equity-classified share-based payment awards that are declared in fiscal years beginning after December 15, 2007. EITF 06-11 will not have an impact on the Company's financial condition or results of operations.

Noncontrolling Interests in Consolidated Financial Statements – an amendment of Accounting Research Bulletin ("ARB") No. 51. In December, 2007 the FASB issued SFAS No. 160, *Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51*. SFAS 160 establishes standards related to the treatment of noncontrolling interests. A noncontrolling interest, sometimes called a minority interest, is the portion of equity in a subsidiary not attributable, directly or indirectly, to a parent. SFAS No. 160 will require noncontrolling interests to be treated as a separate component of equity, not as a liability or other item outside permanent equity. The Statement applies to the accounting for noncontrolling interests and transactions with noncontrolling interest holders in consolidated financial statements. The objective of this Statement is to improve the relevance, comparability, and transparency of the financial information that a reporting entity provides in its consolidated financial statements. Before this Statement was issued, limited guidance existed for reporting noncontrolling interests. As a result, considerable diversity in practice existed. So-called minority interests were reported in the consolidated statement of financial position as liabilities or in the mezzanine section between liabilities and equity. This statement is effective for fiscal years and interim periods within those fiscal years beginning on or after December 15, 2008. Earlier application is prohibited. The Company does not expect this statement to have a material effect on its financial condition or results of operations upon adoption.

Accounting for Transfers of Financial Assets and Repurchase Financing Transactions. In February 2008, the FASB issued FSP FAS 140-3, *Accounting for Transfers of Financial Assets and Repurchase Financing Transactions*. This FSP addresses the issue of whether or not these transactions should be viewed as two separate transactions or as one linked transaction. The FSP includes a rebuttable presumption that presumes linkage of the two transactions unless the presumption can be overcome by meeting certain criteria. The FSP will be effective for fiscal years beginning after November 15, 2008 and will apply only to original transfers made after that date. Early application is prohibited. This FSP is not expected to have a material effect on the Company's financial condition or results of operations upon adoption.

The Hierarchy of Generally Accepted Accounting Principles. In May 2008, the FASB issued SFAS No. 162, *The Hierarchy of Generally Accepted Accounting Principles*. SFAS No. 162 identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements. On September 16, 2008, the Securities and Exchange Commission's approved the Public Company Accounting Oversight Board amendments to AU Section 411, *The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles* and this Statement became effective on November 15, 2008. This statement did not have a material effect on the Company's financial condition or results of operations upon adoption.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Accounting for Financial Guarantee Insurance Contracts – an interpretation of SFAS No. 60. In May 2008, the FASB issued SFAS No. 163, *Accounting for Financial Guarantee Insurance Contracts – an interpretation of SFAS No. 60.* This Statement clarifies how SFAS No. 60, *Accounting and Reporting by Insurance Enterprises,* applies to financial guarantee insurance contracts issued by insurance enterprises, including the recognition and measurement of premium revenue and claim liabilities. It also requires expanded disclosures about financial guarantee insurance contracts. SFAS No. 163 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and all interim periods within those fiscal years, except for disclosures about the insurance enterprise's risk-management activities, which are effective the first period (including interim periods) beginning after May 23, 2008. Except for the required disclosures, earlier application is not permitted. This statement did not have a material effect on the Company's financial condition or results of operations upon adoption.

Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement). In May 2008, the FASB issued FSP Accounting Principals Board 14-1, *Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement,* which clarifies the accounting for convertible debt instruments that may be settled in cash (including partial cash settlement) upon conversion. The FSP requires issuers to account separately for the liability and equity components of certain convertible debt instruments in a manner that reflects the issuer's nonconvertible debt borrowing rate when interest cost is recognized. The FSP also requires bifurcation of a component of the debt, classification of that component in equity and the accretion of the resulting discount on the debt to be recognized as part of interest expense. Retrospective application is required to the terms of instruments as they existed for all periods presented. The FSP is effective for fiscal years beginning after December 15, 2008, and interim periods within those years. Early adoption is not permitted. The Company does not expect this FSP to have a material effect on its financial condition or results of operations upon adoption.

Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities. In June 2008, the FASB issued FSP EITF 03-6-1, *Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities.* This FSP clarifies that all outstanding unvested share-based payment awards that contain rights to nonforfeitable dividends participate in undistributed earnings with common shareholders. Awards of this nature are considered participating securities and the two-class method of computing basic and diluted earnings per share must be applied. This FSP is effective for fiscal years beginning after December 15, 2008. The Company does not expect this FSP to have a material effect on its financial condition or results of operations upon adoption.

Determining the Fair Value of a Financial Asset When The Market for That Asset Is Not Active: In October 2008, the FASB issued FSP 157-3, *Determining the Fair Value of a Financial Asset When The Market for That Asset Is Not Active,* to clarify the application of the provisions of SFAS No. 157 in an inactive market and how an entity would determine fair value in an inactive market. FSP 157-3 was effective immediately and applies to the Company's December 31, 2008 financial statements. The application of the provisions of FSP 157-3 affected the Company's financial condition and results of operations as of and for the periods ended December 31, 2008. Refer to Note 2 for discussion on SFAS No. 157.

Equity Method Investment Accounting Considerations. In November 2008, the FASB ratified EITF 08-6, *Equity Method Investment Accounting Considerations.* EITF 08-6 clarifies the accounting for certain transactions and impairment considerations involving equity method investments. EITF 08-6 is effective for fiscal years beginning after December 15, 2008, with early adoption prohibited. This EITF will not have a material effect on the Company's financial condition or results of operations upon adoption.

Amendments to the Impairment Guidance of EITF Issue No. 99-20. In January 2009, the FASB issued FSP EITF 99-20-1, *Amendments to the Impairment of Guidance of EITF Issue No. 99-20.* FSP EITF 99-20-1 amends the impairment guidance in EITF Issue No. 99-20, *Recognition of Interest Income and Impairment on Purchased Beneficial Interests and Beneficial Interests That Continue to Be Held by a Transferor in Securitized Financial Assets,* to achieve more consistent determination of whether an other-than-temporary-impairment has occurred. FSP EITF 99-20-1 also retains and emphasizes the objective of an other-than-temporary-impairment assessment and the related disclosure requirements in SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities", and other related guidance. FSP EITF 99-20-1 is effective for interim and annual reporting periods ending after December 15, 2008, and shall be applied prospectively. Retrospective application to a prior interim or annual reporting period is not permitted. The Company adopted this FSP and used the guidance when evaluating corporate debt securities for other-than-temporary-impairment.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. Securities

The following table sets forth the amortized cost and fair value of securities available-for-sale at the dates indicated (dollars in thousands).

December 31, 2008	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Government-sponsored enterprises	$ 9,267	$ 99	$ —	$ 9,366
Mortgage-backed	41,359	708	87	41,980
REMICs	32,590	318	525	32,383
Corporate debt	3,995	—	2,340	1,655
Equities	49	—	—	49
Total securities available-for-sale	$ 87,260	$ 1,125	$ 2,952	$ 85,433

December 31, 2007	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Government-sponsored enterprises	$ 22,321	$ 353	$ —	$ 22,674
Mortgage-backed	34,948	242	37	35,153
REMICs	27,875	80	478	27,477
Corporate debt	3,995	—	275	3,720
Equities	49	—	—	49
Total securities available-for-sale	$ 89,188	$ 675	$ 790	$ 89,073

The Company reviews its position quarterly to determine if there is an other-than-temporary-impairment on any of its securities. The policy of the Company is to recognize an other-than-temporary-impairment on equity securities where the fair value has been significantly below cost for three consecutive quarters. For fixed-maturity investments with unrealized losses due to interest rates where the Company has the positive intent and ability to hold the investment for a period of time sufficient to allow a market recovery, declines in value below cost are not assumed to be other-than-temporary. The Company evaluates the creditworthiness of the issuers/guarantors as well as the underlying collateral, if applicable. The Company also monitors the credit ratings of all securities for downgrades as well as placement on negative outlook or credit watch. Management may also evaluate other facts and circumstances that may be indicative of an other-than-temporary-impairment condition.

The Company invests in and is subject to credit risk related to private label mortgage-backed securities that are directly supported by underlying mortgage loans. The Company's private label mortgage-backed securities are credit-enhanced, senior tranches of securities in which the subordinate classes of the securities provide credit support for the senior class of securities. Losses in the underlying loan pool would generally have to exceed the credit support provided by the subordinate classes of securities before the senior class of securities would experience any credit losses. The Company also invests in corporate debt and is subject to credit risk related to pooled trust preferred insurance corporation term obligations.

At December 31, 2008, the Company has a total of 17 private label mortgage-backed securities with an amortized cost of $14.3 million and a fair market value of $9.2 million. Private label mortgage-backed securities held by the Company are summarized in the following table by vintage (year of origination) prior to evaluation for other-than-temporary-impairment analysis (dollars in thousands).

Vintage	Number of Securities	Amortized Cost	Fair Value	Gross Unrealized Losses
2003	5	$ 2,713	$ 2,485	$ 228
2004	1	514	397	117
Total 2003-2004	6	3,227	2,882	345
2005	1	610	385	225
2006	7	7,699	4,444	3,255
2007	3	2,811	1,485	1,326
Total 2005-2007	11	11,120	6,314	4,806
Total 2003-2007	17	$ 14,347	$ 9,196	$ 5,151

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As part of the Company's review of its available for sale securities at December 31, 2008, it was determined that 11 private label mortgage-backed securities for vintages 2005 through 2007 with an unrealized loss of $4.8 million had other-than-temporary-impairment. Of these securities, 9 were significantly downgraded by the rating agencies in December 2008 with all but one accorded below investment grade status. In addition to the decrease in fair market value, the underlying assets reflected further deterioration with respect to delinquencies, foreclosures and payment speed which identified a potential loss of principal based on cash flow analysis.

The following table presents gross unrealized losses and fair value of securities aggregated by category and length of time that individual securities have been in a continuous loss position at the dates indicated (dollars in thousands). The 11 private label mortgage-backed securities that had an other-than-temporary-impairment of $4.8 million are not included in this table as they were written down to fair value at December 31, 2008.

	Less than 12 months			12 months or more			Total		
December 31, 2008	Number of Securities	Fair Value	Gross Unrealized Losses	Number of Securities	Fair Value	Gross Unrealized Losses	Number of Securities	Fair Value	Gross Unrealized Losses
Mortgage-backed	71	$ 9,052	$ 86	2	$ 14	$ 1	73	$ 9,066	$ 87
REMICs:									
Private label issuer:									
Prime fixed and adjustable rate	3	1,277	137	2	710	185	5	1,987	322
Alt-A fixed rate	1	894	23	—	—	—	1	894	23
Government-sponsored enterprises	7	3,406	180	—	—	—	7	3,406	180
Total REMICs	11	5,577	340	2	710	185	13	6,287	525
Corporate debt	—	—	—	3	1,655	2,340	3	1,655	2,340
Total securities temporarily impaired	82	$ 14,629	$ 426	7	$ 2,379	$ 2,526	89	$ 17,008	$ 2,952

	Less than 12 months			12 months or more			Total		
December 31, 2007	Number of Securities	Fair Value	Gross Unrealized Losses	Number of Securities	Fair Value	Gross Unrealized Losses	Number of Securities	Fair Value	Gross Unrealized Losses
Mortgage-backed	8	$ 9,946	$ 35	3	$ 119	$ 2	11	$ 10,065	$ 37
REMICs:									
Private label issuer:									
Prime fixed and adjustable rate	2	778	2	2	1,028	16	4	1,806	18
Alt-A fixed rate	7	8,390	380	1	766	57	8	9,156	437
Government-sponsored enterprises	3	3,277	22	5	130	1	8	3,407	23
Total REMICs	12	12,445	404	8	1,924	74	20	14,369	478
Corporate debt	—	—	—	3	3,720	275	3	3,720	275
Total securities temporarily impaired	20	$ 22,391	$ 439	14	$ 5,763	$ 351	34	$ 28,154	$ 790

The Company has concluded that at December 31, 2008 the unrealized losses outlined in the previous table represent temporary declines based on an evaluation of the creditworthiness of the issuers/guarantors as well as the underlying collateral, if applicable, and other facts and circumstances. Additionally, the Company has the ability and intent to hold such securities through to recovery of the unrealized losses. The ability and intent of the Company is demonstrated by the fact that the Company is well capitalized and has no need to sell these securities. As a result of this evaluation, management does not believe it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the individual securities. Therefore, the Company does not consider these securities to be other-than-temporarily-impaired at December 31, 2008.

The amortized cost and fair value of securities at December 31, 2008 by contractual maturity were as follows. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without penalties (dollars in thousands).

	Amortized Cost	Fair Value
Due in one year or less	$ 2	$ 2
Due from one to five years	1,174	1,182
Due from five to ten years	13,083	13,164
Due after ten years	72,952	71,036
No scheduled maturity	49	49
Total	$ 87,260	$ 85,433

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Securities with an amortized cost and fair value of $9.9 and $10.0 million, respectively, at December 31, 2008 and $9.0 and $8.9 million, respectively, at December 31, 2007 were pledged to secure public deposits and repurchase agreements.

Proceeds from the sales of securities available-for-sale for the year ended December 31, 2008 were $29.8 million and related gross realized gains totaled $335,000 and gross realized losses totaled $133,000. Proceeds from the sales of securities available-for-sale for the year ended December 31, 2007 were $4.6 million and related realized losses totaled $2,000.

In April 2007, the Company restructured its securities portfolio through the sale of approximately $40.5 million of securities which were yielding an average of 4.08%. Approximately $30.5 million of the proceeds from the sale of these securities were reinvested in securities yielding an average of 5.44% and the remaining $10.0 million was utilized to pay maturing short-term FHLB borrowings. The purpose was to better position the Company for an uncertain interest rate environment, improve interest rate spread and net interest margin without increasing interest rate risk, and reduce leverage. The decision to sell the securities required the Company to reclassify the securities from available-for-sale to held for trading at March 31, 2007. As a result, at March 31, 2007, the Company held $41.1 million of securities held for trading. All of the securities in the trading portfolio were subsequently sold in April 2007. Proceeds from securities restructuring and sale of held-for-trading securities for the year ended December 31, 2007 were $40.5 million with realized losses of $1.4 million. The Company had no sales of held-for-trading securities for the year ended December 31, 2008.

3. Loans

The following table sets forth the composition of the Company's loan portfolio at the dates indicated (dollars in thousands).

December 31,	2008	2007
Real estate - mortgage:		
One-to-four family residential	$ 155,871	$ 135,453
Multi-family	10,946	11,985
Commercial	24,301	14,483
Total real estate - mortgage	191,118	161,921
Real estate - construction:		
Residential	9,833	6,671
Commercial	3,443	—
Total real estate - construction	13,276	6,671
Consumer:		
Home equity	22,344	17,862
Loans on savings accounts	886	675
Home improvement	233	281
Other	588	592
Total consumer	24,051	19,410
Commercial business	8,474	4,341
Total loans	$ 236,919	$ 192,343
Net premium on loans purchased	120	191
Net deferred loan costs	850	491
Loans in process	(5,899)	(3,614)
Allowance for loan losses	(1,806)	(1,457)
Loans, net	$ 230,184	$ 187,954

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Activity in the allowance for loan losses was as follows (dollars in thousands).

Years Ended December 31,	2008	2007
Allowance at beginning of year	$ 1,457	$ 866
Provision for loan losses	878	1,119
Charge-offs	(529)	(528)
Recoveries	—	—
Net charge-offs	(529)	(528)
Allowance at end of year	$ 1,806	$ 1,457

The following table sets forth the nonaccrual loans for the years ended December 31, 2008 and 2007 (dollars in thousands). Nonaccrual loans consist primarily of one-to-four family residential and commercial real estate mortgage loans.

December 31,	2008	2007
Accruing loans past due 90 or more days	$ —	$ —
Nonaccrual loans	636	1,281
Total nonperforming loans	$ 636	$ 1,281

4. Premises and Equipment

Premises and equipment are summarized by major classifications as follows (dollars in thousands).

December 31,	2008	2007
Land and land improvements	$ 450	$ 450
Buildings and leasehold improvements	4,492	4,442
Furniture, fixtures and equipment	3,351	3,116
Total, at cost	8,293	8,008
Less: accumulated depreciation	5,558	5,052
Premises and equipment, net	$ 2,735	$ 2,956

Depreciation expense was approximately $506,000 and $426,000 for the years ended December 31, 2008 and 2007, respectively.

5. Deposits

Deposits are summarized as follows (dollars in thousands).

December 31,	2008	2007
Noninterest-bearing demand deposits	$ 12,005	$ 8,918
Interest-bearing demand deposits	11,336	11,864
Savings accounts	22,477	23,056
Money market accounts	43,873	13,676
Certificates of deposit	83,113	98,044
Total deposits	$ 172,804	$ 155,558

Interest expense by deposit category was as follows (dollars in thousands).

Years ended December 31,	2008	2007
Interest-bearing demand deposits	$ 56	$ 61
Savings accounts	183	250
Money market accounts	956	464
Certificates of deposit	3,629	4,399
Total interest expense	$ 4,824	$ 5,174

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The aggregate amount of certificates of deposit with a minimum denomination of $100,000 totaled $14.5 million and $18.5 million at December 31, 2008 and 2007, respectively. Deposit amounts in excess of $100,000 are generally not federally insured, with the exception of certain self-directed retirement accounts which are insured up to $250,000. However, deposit insurance per account owner has been raised from $100,000 to $250,000 for all types of accounts until January 1, 2010. In addition, the Bank opted to participate in the FDIC's Temporary Liquidity Guarantee Program under which, for a fee, noninterest bearing transaction accounts receive unlimited insurance coverage until December 31, 2009.

Scheduled maturities of certificates of deposit were as follows (dollars in thousands):

December 31,	2008		2007
2009	$ 41,085	2008	$ 68,144
2010	22,209	2009	11,029
2011	4,664	2010	5,223
2012	5,801	2011	3,379
2013	2,218	2012	3,493
Thereafter	7,136	Thereafter	6,776
Total	$ 83,113	Total	$ 98,044

6. Borrowings

We utilize borrowings as a supplemental source of funds for loans and securities. The primary source of borrowings are FHLB advances and, to a limited extent, repurchase agreements. At December 31, 2008 and 2007, we had $126.9 million and $95.6 million, respectively, in outstanding FHLB advances and $5.5 million in repurchase agreements. Our FHLB advances include fixed rate and convertible select advances. The FHLB convertible select advances are long-term borrowings which have a fixed rate for the first three or five years of the term. After the fixed rate term expires, and quarterly thereafter, the FHLB may convert the advance to an adjustable rate advance at its option. If the advance is converted to an adjustable rate advance, the Bank has the option at the conversion date or on any future quarterly rate reset date to prepay the advance with no prepayment fee. At December 31, 2008 and 2007, we had $13.5 million in convertible select advances.

The following table sets forth borrowings based on their stated maturities and weighted average rates at December 31, 2008 and 2007 (dollars in thousands).

	Weighted Average Rate		Balance	
December 31,	2008	2007	2008	2007
Due in one year or less	3.39%	3.91%	$ 33,739	$ 28,856
Due in one to two years	4.20	4.46	25,950	20,548
Due in two to three years	3.57	4.31	23,215	21,921
Due in three to four years	4.53	4.29	22,803	7,205
Due in four to five years	3.68	4.75	23,703	16,531
Due after five years	5.13	4.38	3,000	6,013
Total advances	3.87%	4.30%	$ 132,410	$ 101,074

Advances from the FHLB are secured by the Bank's stock in the FHLB and certain qualifying mortgage-backed securities to the extent that the defined statutory value must be at least equal to the advances outstanding. Securities with an amortized cost and fair value of $5.8 million at December 31, 2008 were pledged to adequately secure the repurchase agreements.

The maximum remaining borrowing capacity at the FHLB at December 31, 2008 and 2007 was approximately $90.9 million and $85.5 million, respectively. The advances are subject to restrictions or penalties in the event of prepayment.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7. Earnings (Loss) Per Share

The following table sets forth basic and diluted loss per common share at December 31, 2008 and 2007. There was no dilution from stock options for the years ended December 31, 2008 and 2007.

Years Ended December 31,	2008	2007
(Dollars in thousands, except per share amounts)		
Net loss	$ (2,145)	$ (1,955)
Weighted-average shares outstanding:		
Basic	5,956,998	6,328,239
Effect of dilutive restricted stock awards	—	—
Diluted	5,956,998	6,328,239
Loss per share:		
Basic	$ (0.36)	$ (0.31)
Diluted	(0.36)	(0.31)

8. Operating Leases

The Company leases certain properties under operating leases expiring in various years through 2017. Lease expense was $185,000 and $134,000 for the years ended December 31, 2008 and 2007, respectively.

Minimum future rental payments under noncancelable operating leases are as follows (dollars in thousands).

December 31,	2008
2009	$ 180
2010	159
2011	111
2012	94
2013	87
Thereafter	291
Total	$ 922

9. Income Taxes

The difference between actual income tax benefit and the amount computed by applying the federal statutory income tax rate of 34% to loss before income tax benefits were reconciled as follows (dollars in thousands).

Years ended December 31,	2008	2007
Computed income tax benefit	$ (1,151)	$ (970)
Increase (decrease) resulting from:		
State taxes (net of federal benefit)	51	54
Nontaxable BOLI income	(276)	(95)
Stock-based compensation (ISO's)	94	85
Other, net	43	27
Actual income tax benefit	$ (1,239)	$ (899)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, as follows (dollars in thousands).

December 31,	**2008**	**2007**
Deferred tax assets:		
Allowance for loan losses	$ 614	$ 495
Investments in affordable housing projects	104	104
Postretirement benefits	725	691
Net operating loss carryforwards - federal	390	716
Stock-based compensation (NSO's)	85	38
Impairment loss on securities	1,634	—
Net unrealized loss on securities available-for-sale	716	45
Total deferred tax assets	4,268	2,089
Deferred tax liabilities:		
Deferred loan costs	(289)	(167)
Depreciation and amortization	(20)	(20)
Total deferred tax liabilities	(309)	(187)
Net deferred tax assets	3,959	1,902
Tax credit carryforwards	971	1,040
Total deferred tax assets and tax credit carryforwards	$ 4,930	$ 2,942

The net operating loss carryforwards and impairment loss on securities are available to offset future taxes payable with the tax credit carryforwards expiring in 2021 and 2022. The Company determined that it was not required to establish a valuation allowance for deferred tax assets since it is more likely than not that the deferred tax assets will be realized through future taxable income and future reversals of existing taxable temporary differences. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

Income tax benefit is summarized as follows (dollars in thousands).

Years ended December 31,	**2008**	**2007**
Currently payable	$ 78	$ 47
Deferred benefit	(1,317)	(946)
Total income tax benefit	$ (1,239)	$ (899)

10. Regulatory Matters

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possible additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios of Total and Tier I capital to risk-weighted assets and of Tier I capital to average assets. Generally, a savings association is considered to be "undercapitalized" if it has a ratio of total capital to risk weighted assets of less than 8%, a ratio of Tier 1 (core) capital to risk-weighted assets of less than 4% or a ratio of core capital to total assets of less than 4%. At December 31, 2008 and 2007, the Bank met all capital adequacy requirements to which it is subject and notifications from the Regulators categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain Total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the following table. There are no conditions or events since that notification that management believes would change the Bank's categorization. In December 2008, the Company made an additional investment of $6.5 million in the Bank in order to increase the Bank's capital levels. The following table sets forth the Bank's regulatory capital amounts and ratios, as well as the minimum amounts and ratios required to be well capitalized (dollars in thousands).

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action	
December 31, 2008	**Amount**	**Ratio**	**Amount**	**Ratio**	**Amount**	**Ratio**
Total capital (to risk weighted assets)	$ 35,964	19.93%	$ 14,435	8.00%	$ 18,044	10.00%
Tier I capital (to risk weighted assets)	34,158	18.93	7,217	4.00	10,826	6.00
Tier I capital (to adjusted total assets)	34,158	9.76	13,996	4.00	17,496	5.00
Tangible capital (to tangible assets)	34,158	9.76	5,249	1.50	N/A	N/A
December 31, 2007	**Amount**	**Ratio**	**Amount**	**Ratio**	**Amount**	**Ratio**
Total capital (to risk weighted assets)	$ 31,481	21.54%	$ 11,692	8.00%	$ 14,615	10.00%
Tier I capital (to risk weighted assets)	30,024	20.54	5,846	4.00	8,769	6.00
Tier I capital (to adjusted total assets)	30,024	9.86	12,175	4.00	15,219	5.00
Tangible capital (to tangible assets)	30,024	9.86	4,566	1.50	N/A	N/A

The following is a reconciliation of the Bank's equity under GAAP to regulatory capital at the dates indicated (dollars in thousands).

December 31,	2008	2007
GAAP equity	$ 34,127	$ 31,034
Goodwill	(1,080)	(1,080)
Accumulated other comprehensive loss	1,111	70
Tier I capital	34,158	30,024
General regulatory allowance for loan losses	1,806	1,457
Total capital	$ 35,964	$ 31,481

Federal banking regulations place certain restrictions on dividends paid by the Bank to the Company. The total amount of dividends that may be paid at any date is generally limited to the earnings of the Bank for the year to date plus retained earnings for the prior two fiscal years, net of any prior capital distributions. In addition, dividends paid by the Bank to the Company would be prohibited if the distribution would cause the Bank's capital to be reduced below the applicable minimum capital requirements.

11. Benefit Plans

401(k) Plan

The Company maintains a 401(k) plan for all salaried employees and may make a discretionary contribution to the plan based on a computation in relation to net income and compensation expense. The Company also matches the first 5% of employee deferrals on a graduated scale of 100% of the first 1-3%, and 50% thereafter up to a maximum of 4%. Plan expense was approximately $141,000 and $131,000 for the years ended December 31, 2008 and 2007, respectively. A full-time employee is eligible to participate in the plan after three months of employment, the attainment of age 21, and completion of 250 hours of service each Plan year.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Supplemental Executive Retirement Plan

The Company maintains a nonqualified defined contribution supplemental executive retirement plan ("SERP") for certain key executive officers and a nonqualified defined benefit SERP for certain directors. The present value of estimated supplemental retirement benefits is charged to operations. A set retirement benefit is provided to the directors, but no set retirement is promised to officers, and no deferral of salary or income is required by the participants. Rather, the Company has agreed to place a certain amount of funds into an insurance policy on behalf of the participants. Each year, whatever income the policy generates, in the case of officers, above and beyond a predetermined index rate will be accrued into a retirement account that has been established for the participant. The expense for the years ended December 31, 2008 and 2007 was approximately $133,000 and $278,000, respectively.

Employee Stock Ownership Plan

In April 2005 the Bank established an ESOP that purchased 259,210 shares of FedFirst Financial from proceeds provided by the Company in the form of a loan. The effective date of the ESOP is January 1, 2005 and it is considered a leveraged plan. A full-time employee is eligible to participate in the plan after three months of employment, the attainment of age 21, and completion of 250 hours of service in a plan year. Each plan year, the Bank may, at its discretion, make additional contributions to the plan; however, at a minimum, the Bank has agreed to provide a contribution in the amount necessary to service the debt incurred to acquire the stock.

Shares are scheduled for release as the loan is repaid based on the interest method. The present amortization schedule calls for 17,281 shares to be released each December 31. There were no dividends declared or paid for the years ended December 31, 2008 or 2007.

In connection with the formation of the ESOP, the Company adopted the American Institute of Certified Public Accountants' Statement of Position 93-6, Employers' Accounting for Employee Stock Ownership Plans. As shares in the ESOP are earned and committed to be released, compensation expense is recorded based on their average fair value. The difference between the average fair value of the shares committed to be released and the cost of those shares to the ESOP is charged or credited to additional paid-in capital. The balance of unearned shares held by the ESOP is shown as a reduction of stockholders' equity. Only those shares in the ESOP which have been earned and are committed to be released are included in the computation of earnings per share.

ESOP compensation expense was $118,000 for the year ended December 31, 2008 compared to $158,000 for the year ended December 31, 2007. There were 17,281 shares earned and committed to be released and 49,240 allocated shares at December 31, 2008. At December 31, 2007, there were 17,281 shares earned and committed to be released and 32,344 allocated shares. The 190,086 and 207,367 remaining unearned/unallocated shares at December 31, 2008 and 2007 had an approximate fair market value of $814,000 and $1.9 million.

12. Stock-Based Compensation

In May 2006, FedFirst Financial Corporation's stockholders approved the 2006 Equity Incentive Plan (the "Plan"). The purpose of the Plan is to promote the Company's success and enhance its value by linking the personal interests of its employees, officers, directors and directors emeritus to those of the Company's stockholders, and by providing participants with an incentive for outstanding performance. All of the Company's salaried employees, officers and directors are eligible to participate in the Plan. The Plan authorizes the granting of options to purchase shares of the Company's stock, which may be non-statutory stock options or incentive stock options, and restricted stock which is subject to restrictions on transferability and subject to forfeiture. The Plan reserved an aggregate number of 453,617 shares of which 324,012 may be issued in connection with the exercise of stock options and 129,605 may be issued as restricted stock.

On July 24, 2007, a non-employee director was granted 3,000 restricted shares of common stock and 7,500 options to purchase shares of common stock. In addition, certain officers and key employees of the Company were awarded an aggregate of 2,500 restricted shares of common stock and 5,000 options to purchase shares of common stock. The awards vest over five years at the rate of 20% per year and the stock options have a 10 year contractual life from the date of grant. The Company's common stock closed at $9.00 per share on July 24, 2007, which is the exercise price of the options granted on that date. The market value of the restricted stock awards was approximately $49,500, before the impact of income taxes. The estimated value of the stock options was $35,000, before the impact of income taxes. The per share weighted-average fair value of stock options granted with an exercise price equal to the market value on July 24, 2007 was $2.80 using the following Black-Scholes-Merton option pricing model assumptions: expected life of 7 years, expected dividend rate of 0%, risk-free interest rate of 4.87% and an expected volatility of 13%, based on historical results.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

On August 8, 2008, a non-employee director was granted 2,000 restricted shares of common stock and 5,000 options to purchase shares of common stock. In addition, on the same date, certain officers and key employees of the Company were awarded an aggregate of 15,000 restricted shares of common stock and 30,000 options to purchase shares of common stock. The awards vest over five years at the rate of 20% per year and the stock options have a 10 year contractual life from the date of grant. The Company's common stock closed at $6.70 per share on August 8, 2008, which is the exercise price of the options granted on that date. The market value of the restricted stock awards was approximately $113,900, before the impact of income taxes. The estimated value of the stock options was $100,100, before the impact of income taxes. The per share weighted-average fair value of stock options granted with an exercise price equal to the market value on August 8, 2008 was $2.86, using the Black-Scholes-Merton option pricing model with the following assumptions: expected life of 7 years, expected dividend rate of 0%, risk-free interest rate of 3.94% and an expected volatility of 32.56%, based on historical results.

The Company recognizes expense associated with the awards over the five-year vesting period in accordance with SFAS No. 123(R), Share-Based Payment. Compensation expense was $411,000 for the year ended December 31, 2008 compared to $333,000 for the year ended December 31, 2007. As of December 31, 2008, there was $1.1 million of total unrecognized compensation cost related to nonvested stock-based compensation compared to $1.3 million at December 31, 2007. The compensation expense cost at December 31, 2008 is expected to be recognized ratably over the weighted average remaining service period of 3.0 years. There is no intrinsic value for stock options at December 31, 2008. The realized tax benefit for stock options (NSO's) was $47,000 and $27,000 for the years ended December 31, 2008 and 2007, respectively.

	Stock Options		
Stock-Based Compensation	**Number of Shares**	**Weighted Average Exercise Price**	**Weighted Average Remaining Term**
Outstanding at January 1, 2007	233,000	$ 10.11	9.75
Granted	12,500	9.00	
Exercised or converted	—	—	
Forfeited	6,000	10.11	
Expired	—	—	
Outstanding at December 31, 2007	239,500	$ 10.05	8.80
Granted	35,000	6.70	
Exercised or converted	—	—	
Forfeited	—	—	
Expired	—	—	
Outstanding at December 31, 2008	274,500	$ 9.62	7.80
Exercisable at December 31, 2008	100,800	$ 10.08	7.52

	Stock Options		Restricted Stock Awards	
	Number of Shares	**Fair-Value Price**	**Number of Shares**	**Fair-Value Price**
Nonvested at January 1, 2007	233,000	$ 3.16	95,000	$ 10.11
Granted	12,500	2.80	5,500	9.00
Vested	45,400	3.16	18,400	10.11
Forfeited	6,000	3.16	3,000	10.11
Nonvested at December 31, 2007	194,100	$ 3.14	79,100	$ 10.03
Granted	35,000	2.86	17,000	6.70
Vested	55,400	3.14	22,500	10.06
Forfeited	—	—	—	—
Nonvested at December 31, 2008	173,700	$ 3.08	73,600	$ 9.25

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13. Concentration of Credit Risk

The risk of loss from lending and investing activities includes the possibility that a loss may occur from the failure of another party to perform according to the terms of the loan or investment agreement. This possibility of loss is known as credit risk. Credit risk can be reduced by diversifying the Company's assets to prevent imprudent concentrations. The Company has adopted policies designed to prevent imprudent concentrations within its security and loan portfolio.

The primary investment vehicles for the Company for the years ended December 31, 2008 and 2007 were mortgage-backed securities, which are comprised of diversified individual residential mortgage notes, and REMICs (real estate mortgage investment conduits), which represent a participation interest in a pool of mortgages. Mortgage-backed securities are guaranteed as to the timely repayment of principal and interest by a Government-sponsored enterprise. REMICs are created by redirecting the cash flows from the pool of mortgages underlying those securities to create two or more classes (or tranches) with different maturity or risk characteristics designed to meet a variety of investor needs and preferences. REMICs may be sponsored by private issuers, such as money center banks or mortgage bankers, or by U.S. Government agencies and Government-sponsored enterprises. Investments in other securities consist of Government-sponsored securities which are made to provide and maintain liquidity within the guidelines of applicable regulations.

Substantially all of the Company's loans, excluding those serviced by others, are made to customers located in southwestern Pennsylvania. The Company does not have any other concentration of credit risk representing greater than 10% of loans.

Off-Balance Sheet Risk

The Company is party to financial instruments with off-balance sheet risk in the normal course of business to meet the financial needs of its customers and to reduce its own exposure to fluctuations in interest rates. These financial instruments include commitments to extend credit on consumer and commercial lines of credit and fixed and adjustable rate mortgage, commercial, home equity installment and home equity line of credit commitments and are summarized as follows (dollars in thousands).

December 31,	2008	2007
Unused revolving lines of credit	$ 2,664	$ 2,207
Unused commercial lines of credit	3,372	802
One-to-four family residential commitments	1,128	2,647
Commercial commitments	880	273
Home equity commitments	165	235
Total commitments outstanding	$ 8,209	$ 6,164

14. Fair Value Measurements and Fair Values of Financial Instruments

Management uses its best judgment in estimating the fair value of the Company's financial instruments; however, there are inherent weaknesses in any estimation technique. Therefore, for substantially all financial instruments, the fair value estimates herein are not necessarily indicative of the amounts the Company could have realized in a sales transaction on the dates indicated. The estimated fair value amounts have been measured as of December 31, 2008 and 2007 and have not been re-evaluated or updated for purposes of these financial statements subsequent to those respective dates. As such, the estimated fair values of these financial instruments subsequent to December 31, 2008 and 2007 may be different than the amounts reported at each year-end.

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements*, which defines fair value, establishes a framework for measuring fair value under GAAP, and expands disclosures about fair value measurements. SFAS No. 157 applies to other accounting pronouncements that require or permit fair value measurements. The Company adopted SFAS 157 effective for its fiscal year beginning January 1, 2008.

In December 2007, the FASB issued FSP 157-2, *Effective Date of FASB Statement No. 157*. FSP 157-2 delays the effective date of SFAS No. 157 for all non-financial assets and liabilities, except those that are recognized or disclosed at fair value on a recurring basis (at least annually) to fiscal years beginning after November 15, 2008 and interim periods within those fiscal years. As such, the Company only partially adopted the provisions of SFAS No. 157, and will begin to account and report for non-financial assets and liabilities in 2009.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In October 2008, the FASB issued FSP 157-3, *Determining the Fair Value of a Financial Asset When the Market for That Asset is Not Active*, to clarify the application of the provisions of SFAS No. 157 in an inactive market and how an entity would determine fair value in an inactive market. FSP 157-3 was effective immediately and applies to the Company's December 31, 2008 financial statements. The adoption of SFAS 157 and FSP 157-3 had no impact on the amounts reported in the financial statements.

SFAS 157 establishes a fair value hierarchy that prioritizes the inputs to valuation methods used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under SFAS 157 are as follows:

Level 1 – Quoted prices for identical instruments in active markets.

Level 2 – Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are active, and model derived valuations in which significant inputs or significant drivers are observable in active markets.

Level 3 – Valuations derived from valuation techniques in which one or more significant inputs or significant drivers are unobservable.

For financial assets measured at fair value on a recurring basis, the following tables set forth the fair value measurements by fair value hierarchy at December 31, 2008 (dollars in thousands).

December 31, 2008	**Significant Other Observable Inputs (Level 2)**	**Significant Unobservable Inputs (Level 3)**	**Total**
Securities available-for-sale	$ 80,062	$ 5,371	$ 85,433

(Dollars in thousands)	**Significant Unobservable Inputs (Level 3)**
December 31, 2007	$ 6,390
Total gross unrealized losses	(2,199)
Paydowns and maturities	(307)
Net transfers in (out) of level 3	1,487
December 31, 2008	$ 5,371
The amount of total gross unrealized losses for the period included in earnings (or changes in net assets) attributable to the change in gross unrealized gains (losses) relating to assets still held at December 31, 2008	$ (2,199)

The majority of the Company's securities are included in Level 2 of the fair value hierarchy. Fair values were determined by a third party pricing service using both quoted prices for similar assets, when available, and model-based valuation techniques that derive fair value based on market-corroborated data, such as instruments with similar prepayment speeds and default interest rates. In some instances, the fair value of certain securities cannot be determined using these techniques due to the lack of relevant market data. As such, these securities are valued using an alternative technique and classified within Level 3 of the fair value hierarchy.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

At December 31, 2008, Level 3 includes 12 securities totaling $5.4 million. This balance is comprised of nine mortgage-backed securities at $3.7 million and three corporate debt securities at $1.7 million, which are pooled trust preferred insurance corporation term obligations. The mortgage-backed securities which were AAA rated at purchase do not have an active market and as such the Company has used an alternative method to determine the fair value of these securities. The fair value has been determined using a discounted cash flow model using market assumptions, which generally include cash flow, collateral and other market assumptions. The corporate debt securities, which were rated A at purchase, could not be priced using quoted market prices, observable market activity or comparable trades, and the financial market was considered not active. The trust preferred market has been severely impacted by the lack of liquidity in the credit markets and concern over the financial services industry. Fair values for trust preferred securities were obtained from pricing sources with reasonable pricing transparency, taking into account other unobservable inputs related to the risks for each issuer. The pooled trust preferred corporate term obligations owned are collateralized by the trust preferred securities of insurance companies in the U.S. There has been little or no active trading in these securities for approximately six months; therefore it was more appropriate to determine fair value using a discounted cash flow analysis. To determine the appropriate discount rate and cash flows, a review was completed for each of the issuer's profitability, credit quality, operating efficiency, capital adequacy, leverage and liquidity position. These factors provided an assessment of the probability of default for each underlying piece of collateral for each year until maturity. Determining the appropriate discount rate for the discounted cash flow analysis combined current and observable market spreads for comparable structured credit products with specific risks identified within each issue. The observable market spreads incorporated both credit and liquidity premiums.

The following presents the fair value of financial instruments. In cases where quoted market prices are not available, fair value is based on estimates using present value or other valuation techniques. These techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be sustained by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. Certain financial instruments and all nonfinancial instruments are excluded from the disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company. In addition, the following information should not be interpreted as an estimate of the fair value of the Company since a fair value calculation is only provided for a limited portion of the Company's assets and liabilities. Due to a wide range of valuation techniques and the degree of subjectivity used in making the estimates, comparisons between the Company's disclosures and those of other companies may not be meaningful. The following methods and assumptions were used to estimate the fair values of the Company's financial instruments at December 31, 2008 and 2007:

Cash and Cash Equivalents

The carrying amounts approximate the asset's fair values.

Securities (Including Mortgage-Backed Securities)

The fair value of securities are determined by a third party pricing service using both quoted prices for similar assets, when available, and model-based valuation techniques that derive fair value based on market-corroborated data, such as instruments with similar prepayment speeds and default interest rates (Level 2). In some instances, the fair value of certain securities cannot be determined using these techniques due to the lack of relevant market data. As such, these securities are valued using an alternative technique and classified within Level 3 of the fair value hierarchy. Alternative techniques include using a discounted cash flow model using market assumptions, which generally include cash flow, collateral and other market assumptions or obtaining fair values from pricing sources with reasonable pricing transparency, taking into account other unobservable inputs related to the risks for each issuer.

Loans

The fair values for one-to-four family residential loans are estimated using discounted cash flow analyses using mortgage commitment rates from either FNMA or FHLMC. The fair values of consumer and commercial loans are estimated using discounted cash flow analyses, using interest rates reported in various government releases. The fair values of multi-family and nonresidential mortgages are estimated using discounted cash flow analysis, using interest rates based on national commitment rates on similar loans.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Federal Home Loan Bank Stock

The carrying amount approximates the asset's fair value.

Accrued Interest Receivable and Accrued Interest Payable

The fair value of these instruments approximates the carrying value.

Deposits

The fair values disclosed for demand deposits (eg., savings accounts) are, by definition, equal to the amount payable on demand at the repricing date (i.e., their carrying amounts). Fair values of certificates of deposits are estimated using a discounted cash flow calculation that applies the FHLB of Pittsburgh advance yield curve to the maturity schedule of the Bank's certificates of deposit.

Borrowings

The fair value the FHLB advances and repurchase agreements are estimated using a discounted cash flow calculation using the current FHLB advance yield curve. This is the method that the FHLB of Pittsburgh used to determine the cost of terminating the borrowing contract. The FHLB of Pittsburgh issues a valuation report for convertible select advances.

Commitments to Extend Credit

These financial instruments are generally not subject to sale and estimated fair values are not readily available. The carrying value, represented by the net deferred fee arising from the unrecognized commitment, and the fair value determined by discounting the remaining contractual fee over the term of the commitment using fees currently charged to enter into similar agreements with similar credit risk, are not considered material for disclosure purposes. The contractual amounts of unfunded commitments are presented in Note 13 to these financial statements.

The following table sets forth the carrying amount and estimated fair value of financial instruments (dollars in thousands).

December 31,	**2008**		**2007**	
	Carrying Amount	**Estimated Fair Value**	**Carrying Amount**	**Estimated Fair Value**
Financial assets:				
Cash and cash equivalents	$ 7,847	$ 7,847	$ 5,552	$ 5,552
Securities	85,433	85,433	89,073	89,073
Loans, net	230,184	235,331	187,954	190,725
FHLB stock	6,901	6,901	5,076	5,076
Accrued interest receivable	1,652	1,652	1,617	1,617
Financial liabilities:				
Deposits	172,804	174,565	155,558	155,821
Borrowings	132,410	135,740	101,074	102,142
Accrued interest payable	1,289	1,289	1,529	1,529

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15. Condensed Financial Statements of Parent Company

Financial information pertaining only to FedFirst Financial Corporation (dollars in thousands).

Statements of Financial Condition

December 31,	2008	2007
Assets:		
Cash and cash equivalents	$ 2,781	$ 10,444
Investment in the Bank	34,127	31,034
Loan receivable, ESOP	2,067	2,200
Other assets	370	285
Total assets	$ 39,345	$ 43,963
Liabilities and Stockholders' Equity:		
Accrued expenses	24	190
Stockholders' equity	39,321	43,773
Total liabilities and stockholders' equity	$ 39,345	$ 43,963

Statements of Operations

Years ended December 31,	2008	2007
Interest income	$ 126	$ 134
Operating expense	288	241
Loss before undistributed loss of subsidiary and income tax benefit	(162)	(107)
Undistributed net loss of subsidiary	(2,035)	(1,880)
Loss before income tax benefit	(2,197)	(1,987)
Income tax benefit	(52)	(32)
Net loss	$ (2,145)	$ (1,955)

Statements of Cash Flows

Years ended December 31,	2008	2007
Cash flows from operating activities:		
Net loss	$ (2,145)	$ (1,955)
Adjustments to reconcile net loss to net cash used in operating activities:		
Undistributed net loss in subsidiary	2,035	1,880
Noncash expense for stock-based compensation	411	333
Increase in other assets	(81)	(129)
(Decrease) increase in other liabilities	(166)	133
Net cash provided by operating activities	54	262
Cash flows from investing activities:		
ESOP loan principal payments received	133	125
Investment in FFSB	(6,500)	—
Net cash (used in) provided by investing activities	(6,367)	125
Cash flows from financing activities:		
Purchases of common stock to be held in treasury	(1,350)	(1,775)
Net cash used in financing activities	(1,350)	(1,775)
Net decrease in cash and cash equivalents	(7,663)	(1,388)
Cash and cash equivalents at beginning of year	10,444	11,832
Cash and cash equivalents at end of year	$ 2,781	$ 10,444

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

16. Segment and Related Information

The following table sets forth the segment information for 2008 and 2007 (dollars in thousands).

	First Federal Savings Bank	Exchange Underwriters, Inc.	Other	Net Eliminations	Consolidated
December 31, 2008					
Assets	$ 350,517	$ 1,338	$ 39,345	$ (41,439)	$ 349,761
Liabilities	316,262	489	45	(6,459)	310,337
Minority interest in subsidiary	103	—	—	—	103
Stockholders' equity	34,152	849	39,300	(34,980)	39,321
December 31, 2007					
Assets	$ 306,010	$ 1,258	$ 43,963	$ (45,958)	$ 305,273
Liabilities	274,873	523	209	(14,185)	261,420
Minority interest in subsidiary	80	—	—	—	80
Stockholders' equity	31,057	735	43,754	(31,773)	43,773
Year Ended December 31, 2008					
Total interest income	$ 17,927	$ 32	$ 127	$ (127)	$ 17,959
Total interest expense	9,764	—	—	(127)	9,637
Net interest income	8,163	32	127	—	8,322
Provision for loan losses	878	—	—	—	878
Net interest income after provision for loan losses	7,285	32	127	—	7,444
Noninterest (loss) income	(2,899)	1,929	—	(373)	(1,343)
Noninterest expense	7,823	1,299	288	—	9,410
Undistributed net loss of subsidiary	—	—	(2,036)	2,036	—
Minority interest in net income of consolidated subsidiary	75	—	—	—	75
(Loss) income before income tax (benefit) expense	(3,512)	662	(2,197)	1,663	(3,384)
Income tax (benefit) expense	(1,476)	287	(50)	—	(1,239)
Net (loss) income	$ (2,036)	$ 375	$ (2,147)	$ 1,663	$ (2,145)
Year Ended December 31, 2007					
Total interest income	$ 15,211	$ 40	$ 134	$ (134)	$ 15,251
Total interest expense	8,887	—	—	(134)	8,753
Net interest income	6,324	40	134	—	6,498
Provision for loan losses	1,119	—	—	—	1,119
Net interest income after after provision for loan losses	5,205	40	134	—	5,379
Noninterest (loss) income	(450)	1,639	—	(256)	933
Noninterest expense	7,666	1,207	241	—	9,114
Undistributed net loss of subsidiary	—	—	(1,880)	1,880	—
Minority interest in net income of consolidated subsidiary	52	—	—	—	52
(Loss) income before income tax (benefit) expense	(2,963)	472	(1,987)	1,624	(2,854)
Income tax (benefit) expense	(1,083)	212	(28)	—	(899)
Net (loss) income	$ (1,880)	$ 260	$ (1,959)	$ 1,624	$ (1,955)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

17. Quarterly Financial Information (Unaudited)

The following table summarizes selected information regarding the Company's results of operations for the periods indicated (dollars in thousands). Quarterly earnings (loss) per share data may vary from annual loss per share due to rounding.

Three Months Ended	March 31, 2008	June 30, 2008	September 30, 2008	December 31, 2008
Interest income	$ 4,306	$ 4,355	$ 4,602	$ 4,696
Interest expense	2,426	2,356	2,422	2,433
Net interest income	1,880	1,999	2,180	2,263
Provision for loan losses	59	220	260	339
Net interest income after provision for loan losses	1,821	1,779	1,920	1,924
Noninterest income (loss)	1,045	589	582	(3,559)
Noninterest expense	2,354	2,236	2,380	2,440
Minority interest in net income of consolidated subsidiary	43	13	5	14
Income (loss) before income tax expense (benefit)	469	119	117	(4,089)
Income tax expense (benefit)	201	54	51	(1,545)
Net income (loss)	$ 268	$ 65	$ 66	$ (2,544)
Earnings (loss) per share basic and diluted	$ 0.04	$ 0.01	$ 0.01	$ (0.43)

Three Months Ended	March 31, 2007	June 30, 2007	September 30, 2007	December 31, 2007
Interest income	$ 3,638	$ 3,708	$ 3,825	$ 4,080
Interest expense	2,124	2,058	2,176	2,395
Net interest income	1,514	1,650	1,649	1,685
Provision for loan losses	45	30	395	649
Net interest income after provision for loan losses	1,469	1,620	1,254	1,036
Noninterest (loss) income	(650)	516	575	492
Noninterest expense	2,214	2,205	2,326	2,369
Minority interest in net income (loss) of consolidated subsidiary	31	7	15	(1)
Loss before income tax benefit	(1,426)	(76)	(512)	(840)
Income tax benefit	(457)	(18)	(165)	(259)
Net loss	$ (969)	$ (58)	$ (347)	$ (581)
Loss per share basic and diluted	$ (0.15)	$ (0.01)	$ (0.06)	$ (0.09)

FEDFIRST FINANCIAL CORPORATION

MONESSEN	PARK CENTRE	ROSTRAVER
Donner at Sixth Street Monessen, PA 15062 724-684-6800	1711 Grand Boulevard Monessen, PA 15062 724-684-4802	1670 Broad Avenue Belle Vernon, PA 15012 724-929-3900
DONORA	**PERRYOPOLIS**	**UNIONTOWN**
Meldon at Sixth Street Donora, PA 15033 724-379-8000	101 Independence Street Perryopolis, PA 15473 724-736-4400	545 West Main Street Uniontown, PA 15401 724-439-1000
MONONGAHELA	**PETERS TOWNSHIP**	**WASHINGTON**
235 West Main Street Monongahela, PA 15063 724-258-3300	3515 Washington Road McMurray, PA 15317 724-941-1935	95 West Beau Street Washington, PA 15301 724-222-6003

www.firstfederal-savings.com